6,000,000 SHARES

OMNICELL, INC.
COMMON STOCK                        [OMNICELL LOGO]

$7.00 PER SHARE

----------------------------------------------------------------------

-   Omnicell, Inc. is offering 6,000,000       -   This is our initial public offering and
    shares.                                        no public market currently exists for our
                                                   shares.
-   The initial public offering price is       -   Trading symbol: Nasdaq National
    $7.00 per share.                               Market - OMCL.

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 714,285 shares of our common stock for Bergen Brunswig Corporation, representing an aggregate purchase price of up to $5 million.

                      ------------------------------------

THIS INVESTMENT INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                              PER SHARE     TOTAL
                                                              ---------  -----------
Public offering price.......................................      $7.00  $42,000,000
Underwriting discount.......................................      $0.49  $ 2,940,000
Proceeds to Omnicell, Inc...................................      $6.51  $39,060,000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE UNDERWRITERS HAVE A 30-DAY OPTION TO PURCHASE UP TO 900,000 ADDITIONAL SHARES OF COMMON STOCK FROM US TO COVER OVER-ALLOTMENTS, IF ANY.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OF ANYONE'S INVESTMENT IN THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

U.S. BANCORP PIPER JAFFRAY
                         CIBC WORLD MARKETS
                                                                        SG COWEN

                 THE DATE OF THIS PROSPECTUS IS AUGUST 7, 2001.

                               INSIDE FRONT COVER

Clinical infrastructure and workflow automation solutions for healthcare (header, centered)

Omnicell Patient Medication Profiling screen shot image (upper left)

Clinical Pharmacology screen shot image (center left)

Person and one automated dispensing cabinet (center right)

OmniBuyer application screen shot (lower left)

Omnicell Logo image (lower right)

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Summary.....................................................         1
Risk Factors................................................         6
Special Note Regarding Forward-Looking Statements...........        16
Use of Proceeds.............................................        16
Dividend Policy.............................................        16
Capitalization..............................................        17
Dilution....................................................        18
Selected Consolidated Financial Data........................        19
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................        21
Business....................................................        32
Management..................................................        47
Related Party Transactions..................................        60
Principal Stockholders......................................        61
Description of Capital Stock................................        63
Shares Eligible for Future Sale.............................        66
Underwriting................................................        68
Legal Matters...............................................        70
Experts.....................................................        70
Where You Can Find More Information.........................        71
Index to Consolidated Financial Statements..................       F-1

                      ------------------------------------

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

Our logo, Omnicell-Registered Trademark-, OmniCenter-Registered Trademark-, OmniRx-Registered Trademark-, See & Touch-TM- and Sure-Med-Registered Trademark-are trademarks of Omnicell, Inc. This prospectus also includes trademarks of other companies.

                                    SUMMARY

THE ITEMS IN THE FOLLOWING SUMMARY ARE DESCRIBED IN MORE DETAIL LATER IN THIS PROSPECTUS. THIS SUMMARY HIGHLIGHTS INFORMATION THAT WE BELIEVE IS IMPORTANT, BUT IT DOES NOT CONTAIN ALL THE INFORMATION YOU SHOULD CONSIDER. THEREFORE, YOU SHOULD ALSO READ THE ENTIRE PROSPECTUS, ESPECIALLY "RISK FACTORS" AND THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES, BEFORE DECIDING TO INVEST IN SHARES OF OUR COMMON STOCK.

OUR BUSINESS

We provide an integrated suite of clinical infrastructure and workflow automation solutions for healthcare facilities. These solutions include pharmacy and supply systems, clinical reference tools, an Internet-based procurement application and decision support tools. We sell and lease our products and related services to a wide range of healthcare facilities such as hospitals, integrated delivery networks and specialty care facilities, which include nursing homes, outpatient surgery centers, catheterization labs and clinics. As of March 31, 2001, we had installed over 18,600 pharmacy and supply systems in over 1,100 healthcare facilities in the United States. In 2000, we generated revenue of $67.4 million from the sale and lease of our products and related services.

Our solutions enable healthcare facilities to acquire, manage, dispense and deliver pharmaceuticals and medical supplies more effectively and efficiently. Our pharmacy and supply systems facilitate the distribution of pharmaceuticals and medical supplies at the point of care. These systems interface with healthcare facilities' existing information systems to accurately capture and display critical patient data. Our Internet-based procurement application automates and integrates healthcare facilities' requisition and approval processes. Furthermore, our Internet-enabled decision support product allows healthcare facilities to monitor trends in drug utilization and diversion, improve regulatory compliance and reduce costs by monitoring usage patterns and optimizing product management. When used in combination, our products and services offer a comprehensive clinical infrastructure and workflow automation solution for healthcare facilities.

OUR MARKET

The delivery of healthcare in the United States is dependent upon predominantly manual and paper-based methods, resulting in a highly fragmented, complex and inefficient system. A primary cause of this inefficiency is the relatively small investment made by healthcare facilities in information technology in the last two decades. Many existing healthcare information systems are unable to support the modernization of healthcare delivery processes and address patient safety initiatives. These factors have contributed to medical errors and unnecessary process costs across the sector.

The Institute of Medicine highlighted the prevalence of medical errors in a November 1999 report based on the results of more than 30 independent studies. The report indicated that medical errors are among the top ten causes of death in the United States, and that medication errors specifically were responsible for more than an estimated 7,000 deaths in 1993. In March 2001, the Institute of Medicine issued a follow-up report that recommended increased investment in information technology as a means of reducing medical errors and improving the overall quality of patient care.

Economic pressures have also dramatically impacted patient care by reducing the flow of funds to healthcare providers and facilities. For example, the passage of the Balanced Budget Act of 1997 proposed a reduction of payments to healthcare providers by more than $250 billion over a five-year period. Continuing consolidation in the healthcare industry and shortages in the U.S. labor market for healthcare professionals have also significantly impacted patient care and contributed to the pressures faced by healthcare providers and facilities.

OUR SOLUTIONS

Our clinical infrastructure and workflow automation solutions are designed to:

    - reduce medication errors;

    - reduce costs;

    - improve operating efficiency;

    - leverage investments in existing information systems;

    - simplify the process of ordering pharmaceuticals and medical supplies; and

    - monitor utilization trends.

OUR STRATEGY

Our goal is to become the leading provider of clinical infrastructure and workflow automation solutions for the healthcare industry by focusing on the following strategies:

    - continue to leverage and extend our solutions to address patient safety and cost-containment pressures facing healthcare facilities;

    - continue to collaborate with leading healthcare providers in the definition, development and deployment of our products and services;

    - further penetrate our installed customer base, which to date has purchased only a subset of our available products and services;

    - develop solutions that enhance our customers' existing systems by preserving, leveraging and upgrading their existing information systems; and

    - develop strategic relationships with other healthcare and non-healthcare partners to enhance our product offerings, broaden our automation solutions and increase our sales opportunities.

OUR HISTORY

We have financed our operations since inception primarily through the private placement of equity securities, as well as through equipment financing and secured loan arrangements. Through March 31, 2001, we have raised approximately $81.0 million from the private placement of equity securities, net of redemptions. This includes net proceeds of approximately $28.5 million from our last equity financing in the first quarter of 2000. As of March 31, 2001, our accumulated deficit was approximately $94.6 million, and in 1999 and 2000, we had net losses of $26.3 million and $20.8 million, respectively.

We were incorporated in California in September 1992 under the name OmniCell Technologies, Inc. In September 1999, we changed our name to Omnicell.com. In August 2001, we reincorporated in Delaware and changed our name to Omnicell, Inc.

OFFICE LOCATION

Our principal executive offices are located at 1101 East Meadow Drive, Palo Alto, California 94303, and our telephone number is (650) 251-6100. Our Web site is located at www.omnicell.com. The information on our Web site is neither incorporated by reference into, nor a part of, this prospectus.

THE OFFERING

Common stock offered.........................  6,000,000 shares

Common stock outstanding after the
  offering...................................  20,683,198 shares

Offering price...............................  $7.00 per share

Use of proceeds..............................  To expand sales, marketing, research and development and customer support activities;
                                               to repay debt owed to Baxter Healthcare; to
                                               redeem preferred stock held by Sun
                                               Healthcare; and for working capital and other
                                               general corporate purposes, including
                                               potential acquisitions.

Proposed Nasdaq National Market symbol.......  OMCL

The number of shares of common stock to be outstanding after the offering is based on 14,683,198 shares outstanding as of June 30, 2001 and excludes:

    - 3,733,997 shares of our common stock issuable upon exercise of outstanding options;

    - 103,416 shares of our common stock issuable upon exercise of outstanding warrants;

    - 994,854 shares of common stock reserved for issuance under our stock option plan;

    - 44,680 shares of common stock reserved for issuance under our employee stock purchase plans; and

    - 720,800 shares of our Series J Preferred Stock that will be redeemed in connection with the completion of this offering.

Except as otherwise noted, all information in this prospectus:

    - assumes no exercise of the underwriters' over-allotment option;

    - reflects our reincorporation into Delaware;

    - reflects the completion of a 1-for-1.6 reverse stock split that will occur prior to the closing of this offering; and

    - reflects the redemption of all outstanding redeemable convertible preferred stock and the conversion of all outstanding convertible preferred stock and a convertible note into shares of common stock upon completion of this offering.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
(in thousands, except per share and other data)

You should read the following summary consolidated financial data together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included in this prospectus.

The pro forma net loss per share data and the pro forma as adjusted balance sheet data give effect to (i) the redemption of 720,800 shares of our redeemable convertible preferred stock for cash and (ii) the conversion of all of our convertible preferred stock and a convertible note into shares of our common stock, which will occur upon the completion of this offering. The pro forma as adjusted balance sheet data also give effect to the sale of 6,000,000 shares of common stock by us at the initial public offering price of $7.00 per share and the application of the net proceeds from this offering as discussed in "Use of Proceeds."

                                                                                                                 THREE MONTHS
                                                                                                                     ENDED
                                                                     YEAR ENDED DECEMBER 31,                       MARCH 31,
                                                       ----------------------------------------------------   -------------------
                                                         1996       1997       1998     1999(1)    2000(2)      2000       2001
                                                       --------   --------   --------   --------   --------   --------   --------
                                                                                                                  (UNAUDITED)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues.............................................  $ 21,554   $ 36,073   $48,212    $ 55,271   $ 67,365   $14,486    $18,987
Cost of revenues(3)..................................    10,643     16,572    18,144      34,295     26,578     6,681      7,160
                                                       --------   --------   -------    --------   --------   -------    -------
Gross profit.........................................    10,911     19,501    30,068      20,976     40,787     7,805     11,827
Loss from operations(4)..............................   (11,154)   (10,941)     (211)    (24,351)   (19,533)   (7,051)    (1,234)
Net income (loss)....................................  $(10,460)  $(10,189)  $   643    $(26,267)  $(20,789)  $(7,397)   $(1,845)
                                                       ========   ========   =======    ========   ========   =======    =======
Net income (loss) applicable to common
  stockholders.......................................  $(10,471)  $(10,211)  $   621    $(26,267)  $(20,789)  $(7,397)   $(1,845)
                                                       ========   ========   =======    ========   ========   =======    =======
Net income (loss) per common share:
  Basic..............................................  $ (10.39)  $  (8.93)  $  0.48    $ (17.86)  $ (12.20)  $ (4.40)   $ (0.67)
                                                       ========   ========   =======    ========   ========   =======    =======
  Diluted............................................  $ (10.39)  $  (8.93)  $  0.06    $ (17.86)  $ (12.20)  $ (4.40)   $ (0.67)
                                                       ========   ========   =======    ========   ========   =======    =======
  Pro forma basic and diluted (unaudited)............                                              $  (1.59)             $ (0.13)
                                                                                                   ========              =======

Weighted average common shares outstanding:
  Basic..............................................     1,008      1,144     1,302       1,471      1,704     1,681      2,741
  Diluted............................................     1,008      1,144    11,013       1,471      1,704     1,681      2,741
  Pro forma basic and diluted (unaudited)............                                                13,060               14,097

OTHER DATA(5):
Cumulative number of sites of installed pharmacy and
  supply systems.....................................       119        176       258         910      1,096       965      1,135
Cumulative number of installed pharmacy and supply
  systems............................................     2,227      3,928     5,875      14,242     17,772    15,376     18,698

                                                                  MARCH 31, 2001
                                                              ----------------------
                                                                          PRO FORMA
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments...........  $  7,698     $34,805
Total assets................................................    47,038      74,145
Deferred gross profit(6)....................................    25,317      25,317
Long-term obligations, net of current portion...............     8,217       7,867
Redeemable convertible preferred stock......................    10,113          --
Total stockholders' equity (net capital deficiency).........  $(26,388)    $11,422

------------------------------

(1) The amounts shown for the year ended December 31, 1999 include the results of the Sure-Med acquisition from January 29, 1999 to the end of 1999.

(2) The amounts shown for the year ended December 31, 2000 include special charges in the third quarter of 2000 related to: restructuring activities--$2.0 million writedown of Commerce One MarketSite software license, $0.6 million in employee severance expenses and $0.3 million writedown of capitalized software development costs; recognition of $1.1 million expense associated with previously deferred offering expenses; and $0.2 million writedown of identified intangible assets remaining from the Sure-Med acquisition.

(3) Cost of revenues for the year ended December 31, 1999 includes: special charges related to the writedown of Sure-Med inventory--$9.7 million;
    purchase accounting adjustment due to the sale of Sure-Med inventories that had been written-up to fair value--$1.1 million; and costs incurred to complete Sure-Med installation obligations--$0.8 million.

(4) Loss from operations for the year ended December 31, 1999 includes: integration expenses associated with the Sure-Med acquisition--$0.8 million; and write-off of an equity investment--$0.6 million.

(5)  Figures do not include systems installed at Sun Healthcare sites.

(6) Deferred gross profit represents gross profit on sales of pharmacy and supply systems, excluding installation cost, that have been shipped to, accepted and, in most instances, paid for by our customer but not yet installed at the customer site. The revenues and cost of revenues for such items will be recorded upon completion of installation.

RECENT OPERATING RESULTS

Total revenues increased 27.3% from $16.4 million for the quarter ended
June 30, 2000 to $20.8 million for the quarter ended June 30, 2001 due to an increase in the number of pharmacy and supply systems installed. Our loss from operations decreased 78.0% from $4.3 million for the quarter ended June 30, 2000 to $0.9 million for the quarter ended June 30, 2001 primarily due to increased gross profit and decreased spending on our Internet-based procurement application.

Cash, cash equivalents and short-term investments decreased $3.0 million from $7.7 million as of March 31, 2001 to $4.7 million as of June 30, 2001. As of June 30, 2001, we had borrowed $3.0 million under our credit facility, were eligible to borrow an additional $5.0 million and were in compliance with the covenants of the credit facility.

                                  RISK FACTORS

YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS BEFORE YOU DECIDE TO BUY OUR COMMON STOCK. YOU SHOULD ALSO CONSIDER THE OTHER INFORMATION IN THIS PROSPECTUS. IN ADDITION, THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES FACING US BECAUSE WE ARE ALSO SUBJECT TO ADDITIONAL RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN TO US. IF ANY OF THESE RISKS ACTUALLY OCCURS, OUR BUSINESS, FINANCIAL CONDITION, OPERATING RESULTS OR CASH FLOWS COULD BE SERIOUSLY HARMED. THIS COULD CAUSE THE TRADING PRICE OF OUR COMMON STOCK TO DECLINE, AND YOU MAY LOSE PART OR ALL OF YOUR INVESTMENT.

RISKS RELATED TO OUR BUSINESS

ANY REDUCTION IN THE GROWTH AND ACCEPTANCE OF OUR PHARMACY AND SUPPLY SYSTEMS AND RELATED SERVICES WOULD HARM OUR BUSINESS.

Our pharmacy and supply systems represent a relatively new approach to managing the distribution of pharmaceuticals and supplies at healthcare facilities. Many healthcare facilities still use traditional approaches that do not include automated methods of pharmacy and supply management. As a result, we must continuously educate existing and prospective customers about the advantages of our products. Our pharmacy and supply systems typically represent a sizeable initial capital expenditure for healthcare organizations. Changes in the budgets of these organizations and the timing of spending under these budgets can have a significant effect on the demand for our pharmacy and supply systems and related services. In addition, these budgets are often characterized by limited resources and conflicting spending priorities among different departments. Any decrease in expenditures by these healthcare facilities, particularly our significant customers, could decrease demand for our pharmacy and supply systems and related services and harm our business. We cannot assure you that we will continue to be successful in marketing our pharmacy and supply systems or that the level of market acceptance of such systems will be sufficient to generate operating income.

THE HEALTHCARE INDUSTRY FACES FINANCIAL CONSTRAINTS AND CONSOLIDATION THAT COULD ADVERSELY AFFECT THE DEMAND FOR OUR PRODUCTS AND SERVICES.

The healthcare industry has faced, and will likely continue to face, significant financial constraints. For example, the shift to managed care in the 1990s put pressure on healthcare organizations to reduce costs, and the Balanced Budget Act of 1997 significantly reduced Medicare reimbursement to healthcare organizations. Our automation solutions often involve a significant financial commitment by our customers, and, as a result, our ability to grow our business is largely dependent on our customers' information technology budgets. To the extent healthcare information technology spending declines or increases more slowly than we anticipate, demand for our products and services would be adversely affected.

Many healthcare providers have consolidated to create larger healthcare delivery organizations with greater market power. If this consolidation continues, it could erode our customer base and could reduce the size of our target market. In addition, the resulting organizations could have greater bargaining power, which may lead to price erosion.

Sun Healthcare Group, Inc., a customer that has accounted for a significant percentage of our sales over the past five years, filed for Chapter 11 bankruptcy protection in 1999. Revenues from Sun Healthcare were significantly reduced in 2000, and we do not expect any purchases of our products and services by Sun Healthcare in 2001 or future years.

THE CLINICAL INFRASTRUCTURE AND WORKFLOW AUTOMATION MARKET IS HIGHLY COMPETITIVE AND WE MAY BE UNABLE TO COMPETE SUCCESSFULLY AGAINST NEW ENTRANTS AND ESTABLISHED COMPANIES WITH GREATER RESOURCES.

The clinical infrastructure and workflow automation market is intensely competitive and is characterized by evolving technologies and industry standards, frequent new product introductions and dynamic customer requirements. We expect continued and increased competition from current and future competitors, many of whom have significantly greater financial, technical, marketing and other resources than we do. Our current direct competitors in the clinical infrastructure and workflow automation market include Pyxis Corporation (a division of Cardinal Health) and Automated Healthcare (a division of McKessonHBOC).

The competitive challenges we face in the clinical infrastructure and workflow automation market include, but are not limited to:

    - Our competitors may develop, license or incorporate new or emerging technologies or devote greater resources to the development, promotion and sale of their products and services.

    - Certain competitors have greater name recognition and a more extensive installed base of pharmacy and supply systems or other products and services, and such advantages could be used to increase their market share.

    - Other established or emerging companies may enter the clinical infrastructure and workflow automation market.

    - Current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, including larger, more established healthcare supply companies, thereby increasing their ability to develop and offer products and services to address the needs of our prospective customers.

    - Our competitors may secure products and services from suppliers on more favorable terms or secure exclusive arrangements with suppliers or buyers that may impede the sales of our products and services.

Competitive pressures could result in price reductions of our products and services, fewer customer orders and reduced gross margins, any of which could harm our business.

WE HAVE A HISTORY OF OPERATING LOSSES AND WE CANNOT ASSURE YOU THAT WE WILL ACHIEVE PROFITABILITY.

For 1996 and 1997, we incurred net losses of approximately $10.5 million and $10.2 million, respectively. We had net income of approximately $0.6 million in 1998 and had net losses of $26.3 million and $20.8 million in 1999 and 2000, respectively. As of March 31, 2001, we had an accumulated deficit of approximately $94.6 million. There can be no assurance we will achieve profitability in the future. Even if we achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

IF WE FAIL TO MANAGE OUR GROWING AND CHANGING OPERATIONS, OUR COMPETITIVE POSITION, RESULTS OF OPERATIONS AND FINANCIAL CONDITION COULD BE HARMED.

During 2000, we experienced a period of significant fluctuation in our number of employees and expansion of the scope of our operating and financial systems. This has resulted in new and increased responsibilities for management personnel. To accommodate our changing operations, compete effectively and manage potential future growth, we must continue to implement and improve our information systems, procedures and controls, and we must hire competent and qualified personnel. In addition, we must train, motivate and manage our workforce to meet the increasing challenge of expanding our automation solutions business. These demands will require the addition of new management personnel and the training of existing management personnel, including information systems, sales, technical, service support and financial reporting personnel. We cannot assure you that our personnel, systems, procedures and controls will be adequate to support our future operations. Failure to manage our growing and changing operations could harm our competitive position, results of operations and financial condition.

OUR QUARTERLY OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY AND MAY CAUSE OUR STOCK PRICE TO DECLINE.

Our quarterly operating results have varied significantly in the past and may vary significantly in the future depending on many factors that may include, but are not limited to, the following:

    - the size and timing of orders for our pharmacy and supply systems, and their installation and integration;

    - the overall demand for healthcare clinical infrastructure and workflow automation solutions;

    - changes in pricing policies by us or our competitors;

    - the number, timing and significance of product enhancements and new product announcements by us or our competitors;

    - the relative proportions of revenues we derive from products and services;

    - our customers' budget cycles;

    - changes in our operating expenses;

    - the performance of our products;

    - changes in our business strategy; and

    - economic and political conditions, including fluctuations in interest rates and tax increases.

Due to the foregoing factors, our quarterly revenues and operating results are difficult to forecast. Revenues are also difficult to forecast because the clinical infrastructure and workflow automation market is rapidly evolving.

The purchase of our pharmacy and supply systems is often part of a customer's larger initiative to re-engineer their pharmacy, distribution and materials management systems. As a result, the purchase of our pharmacy and supply systems generally involves a significant commitment of management attention and resources by prospective customers and often requires the input and approval of many decision makers, including pharmacy directors, materials managers, nurse managers, financial managers, information systems managers, administrators and boards of directors. For these and other reasons, the sales cycle associated with the sale or lease of our pharmacy and supply systems is often lengthy and subject to a number of delays over which we have little or no control. We cannot assure you that we will not experience delays in the future. A delay in, or loss of, sales of our pharmacy and supply systems could cause our operating results to vary significantly from quarter to quarter and could harm our business. Accordingly, we believe that period-to-period comparisons of our operating results are not necessarily indicative of our future performance. Although we recently experienced revenue growth, this growth should not be considered indicative of future revenue growth, if any, or of future operating results. Fluctuation in our quarterly operating results may cause our stock price to decline.

IF WE ARE UNABLE TO RECRUIT AND RETAIN SKILLED AND MOTIVATED PERSONNEL, OUR COMPETITIVE POSITION, RESULTS OF OPERATIONS AND FINANCIAL CONDITION COULD BE HARMED.

Our success is highly dependent upon the continuing contributions of our key management, sales, technical and engineering staff. We believe that our future success will depend upon our ability to attract, train and retain highly skilled and motivated personnel. In particular, we will need to hire a number of information technology, research and development, programming and engineering personnel to assist in the continued development of our business. As our products are installed in increasingly complex environments, greater technical expertise will be required. As our installed base of customers increases, we will also face additional demands on our customer service and support personnel, requiring additional resources to meet these demands. We may experience difficulty in recruiting qualified personnel. Competition for qualified technical, engineering, managerial, sales, marketing, financial reporting and other personnel is intense and we cannot assure you that we will be successful in attracting and retaining qualified personnel. Competitors have in the past attempted, and may in the future attempt, to recruit our employees. Failure to attract and retain key personnel could harm our competitive position, results of operations and financial condition.

IF WE ARE UNABLE TO MAINTAIN OUR RELATIONSHIPS WITH GROUP PURCHASING ORGANIZATIONS OR OTHER SIMILAR ORGANIZATIONS, WE MAY HAVE DIFFICULTY SELLING OUR PRODUCTS AND SERVICES.

We have agreements with various group purchasing organizations, such as Premier, Inc., Novation, LLC and Consorta Catholic Resources Partners, that enable us to more readily sell our products and services to customers represented by these organizations. Our relationships with these organizations are terminable at the convenience of either party. The loss of our relationship with Premier, for example, could impact the breadth of our customer base and could impair our ability to increase our revenues. We cannot guarantee that these organizations will renew our contracts on similar terms, if at all, and we cannot guarantee that they will not terminate our contracts before they expire.

WE DEPEND ON A LIMITED NUMBER OF SUPPLIERS FOR OUR PHARMACY AND SUPPLY SYSTEMS AND OUR BUSINESS MAY SUFFER IF WE ARE UNABLE TO OBTAIN AN ADEQUATE SUPPLY OF COMPONENTS AND EQUIPMENT ON A TIMELY BASIS.

Our production strategy for our pharmacy and supply systems is to work closely with several key sub-assembly manufacturers and utilize lower cost manufacturers whenever possible. Although many of the components of our systems are standardized and available from multiple sources, certain components or subsystems are fabricated according to our specifications. At any given point in time, we may only use a single source of supply for certain components. Our failure to obtain alternative vendors, if required, for any of the numerous components used to manufacture our products would limit our ability to manufacture our products and could harm our business. In addition, any failure of a maintenance contractor to perform adequately could harm our business.

WE DEPEND ON SERVICES FROM THIRD PARTIES TO SUPPORT OUR PRODUCTS, AND IF WE ARE UNABLE TO CONTINUE THESE RELATIONSHIPS AND MAINTAIN THEIR SERVICES, OUR COMPETITIVE POSITION, RESULTS OF OPERATIONS AND FINANCIAL CONDITION COULD BE HARMED.

Our ability to develop, manufacture and support our existing products and any future products depends upon our ability to enter into and maintain contractual arrangements with others. We currently depend upon services from a number of third-party vendors, including Dade Behring Inc., to support our products. We cannot be sure that we will be able to maintain our existing or future service arrangements, or that we will be able to enter into future arrangements with third parties on terms acceptable to us, or at all. If we fail to maintain our existing service arrangements or to establish new arrangements when and as necessary, our competitive position, results of operations and financial condition could be harmed.

IF WE ARE UNABLE TO SUCCESSFULLY INTEGRATE OUR AUTOMATION SOLUTIONS WITH THE EXISTING INFORMATION SYSTEMS OF OUR CUSTOMERS, THEY MAY CHOOSE NOT TO USE OUR PRODUCTS AND SERVICES.

For healthcare facilities to fully benefit from our automation solutions, our systems must integrate with their existing information systems. This may require substantial cooperation, investment and coordination on the part of our customers. There is little uniformity in the systems currently used by our customers, which complicates the integration process. If these systems are not successfully integrated, our customers could choose not to use or to reduce their use of our automation solutions, which would harm our business.

ANY DETERIORATION IN OUR RELATIONSHIP WITH COMMERCE ONE WOULD ADVERSELY AFFECT OUR INTERNET-BASED PROCUREMENT CAPABILITIES.

We have entered into an agreement with Commerce One, Inc., a provider of business-to-business technology solutions that link buyers and suppliers of goods and services to trading communities over the Internet. Our agreement with Commerce One enables us to implement a customized version of Commerce One's BuySite software at customer sites. We cannot be sure that Commerce One will not license its BuySite technology to our competitors. We cannot guarantee that Commerce One will be able to develop and introduce enhancements to its products that keep pace with emerging technological developments and emerging industry standards. Moreover, we cannot guarantee that the Commerce One network will not experience performance problems or delays. The failure by Commerce One in any of these areas could harm our Internet-based procurement capabilities.

OUR FAILURE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS COULD ADVERSELY AFFECT OUR ABILITY TO COMPETE.

We believe that our success will depend in part on our ability to obtain patent protection for products and processes and our ability to preserve our trademarks, copyrights and trade secrets. We have pursued patent protection in the United States and foreign jurisdictions for technology that we believe to be proprietary and for technology that offers us a potential competitive advantage for our products, and we intend to continue to pursue such protection in the future. We currently own eleven U.S. patents, two of which are co-owned. In addition, we currently have one U.S. patent allowed and awaiting issue and six U.S. patents in application. The issued patents relate to various features of our pharmacy and supply systems. There are other issued patents and applications in process in Australia, Japan, Hong Kong, Canada and European countries related to issued and pending applications in the United States. There can be no assurance that we will file any patent applications in the future, that any of our patent applications will result in issued patents or that, if issued, such patents will provide significant protection for our technology and processes. Furthermore, there can be no assurance that others will not develop technologies that are similar or superior to our technology or that others will not design around the patents we own. All of our operating system software is copyrighted and subject to the protection of applicable copyright laws. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary.

INTELLECTUAL PROPERTY OR PRODUCT LIABILITY CLAIMS AGAINST US COULD HARM OUR COMPETITIVE POSITION, RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

We are aware of one third-party patent issued several years ago that may relate to certain of our products. Although we have received no notice alleging infringement from this third party to date, there can be no assurance that such third party will not assert an infringement claim against us in the future. Other than this patent, we do not believe that any of our products infringe upon the proprietary rights of any third parties. We cannot assure you, however, that third parties will not claim that we have infringed upon their intellectual property rights with respect to current or future products. We expect that developers of pharmacy and supply systems will be increasingly subject to infringement claims as the number of products and competitors in our industry grows and the functionality of products in different industry segments overlaps. We do not possess special insurance that covers intellectual property infringement claims; however, such claims may be covered under our traditional insurance policies. These policies contain terms, conditions and exclusions that make recovery for intellectual infringement claims difficult to guarantee. Any infringement claims, with or without merit, could be time-consuming to defend, result in costly litigation, divert management's attention and resources, cause product shipment delays or require us to enter into royalty or licensing agreements. These royalty or licensing agreements, if required, may not be available on terms acceptable to us, or at all, which could harm our competitive position, results of operations and financial condition.

We provide products that build clinical infrastructure and automate workflow. Despite the presence of healthcare professionals as intermediaries between our products and patients, if our products fail to provide accurate and timely information or operate as designed, customers, patients or their family members could assert claims against us for product liability. Also, in the event that any of our products is defective, we may be required to recall or redesign such products. Litigation with respect to liability claims, regardless of its outcome, could result in substantial cost to us, divert management's attention from operations and decrease market acceptance of our products. Although we have not experienced any product liability claims to date, the sale and support of our products entail the risk of product liability claims. We possess a variety of insurance policies that include coverage for general commercial liability and technology errors and omissions liability. However, these policies may not be adequate against product liability claims. A successful claim brought against us, or any claim or product recall that results in negative publicity about us, could harm our competitive position, results of operations and financial condition.

CHANGING CUSTOMER REQUIREMENTS COULD DECREASE THE DEMAND FOR OUR PRODUCTS AND SERVICES.

The clinical infrastructure and workflow automation market is intensely competitive and is characterized by evolving technologies and industry standards, frequent new product introductions and dynamic customer requirements that may render existing products obsolete or less competitive. As a result, our position in the clinical infrastructure and workflow automation market could erode rapidly due to unforeseen changes in the features and functions of competing products, as well as the pricing models for such products. Our future success will depend in part upon our ability to enhance our existing products and services and to develop and introduce new products and services to meet changing customer requirements. The process of developing products and services such as those we offer is extremely complex and is expected to become increasingly complex and expensive in the future as new technologies are introduced. If we are unable to enhance our existing products or develop new products to meet changing customer requirements, demand for our products could decrease.

WE MAY BE REQUIRED TO SEEK ADDITIONAL FINANCING TO MEET OUR FUTURE CAPITAL NEEDS, WHICH WE MAY NOT BE ABLE TO SECURE ON FAVORABLE TERMS, OR AT ALL.

We plan to continue to expend substantial funds for research and development activities, product development, integration efforts and expansion of accounts receivable and sales and marketing activities. We may be required to expend greater than anticipated funds if unforeseen difficulties arise in the course of completing the development and marketing of our products or services or in other aspects of our business. One customer accounted for 11.0% of accounts receivable at December 31, 1999. A different customer accounted for 11.0% of accounts receivable at December 31, 2000. Our future liquidity and capital requirements will depend upon numerous factors, including:

    - the development of new products and services on a timely basis;

    - the receipt of and timing of orders for our pharmacy and supply systems;

    - the cost of developing increased manufacturing and sales capacity; and

    - the timely collection of accounts receivable.

As a result of the foregoing factors, it is possible that we will be required to raise additional funds through public or private financings, collaborative relationships or other arrangements. We cannot assure you that this additional funding, if needed, will be available on terms attractive to us, if at all. Furthermore, any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants that could affect our ability to pay dividends or raise additional capital. Our failure to raise capital when needed could harm our competitive position, results of operations and financial condition.

GOVERNMENT REGULATION OF THE HEALTHCARE INDUSTRY COULD ADVERSELY AFFECT DEMAND FOR OUR PRODUCTS.

While the manufacture and sale of our current products are not regulated by the United States Food and Drug Administration (FDA), we cannot assure you that these products, or our future products, if any, will not be regulated in the future. A requirement for FDA approval could have a material adverse effect on the demand for our products. Pharmacies are regulated by individual state boards of pharmacy that issue rules for pharmacy licensure in their respective jurisdictions. State boards of pharmacy do not license or approve our pharmacy and supply systems; however, pharmacies using our equipment are subject to state board approval. The failure of such pharmacies to meet differing requirements from a significant number of state boards of pharmacy could decrease demand for our products and harm our competitive position, results of operations and financial condition. Similarly, hospitals must be accredited by the Joint Commission on Accreditation of Healthcare Organizations (JCAHO) in order to be eligible for Medicaid and Medicare funds. The JCAHO does not approve or accredit pharmacy and supply systems; however, disapproval of our customers' pharmacy and supply management methods and their failure to meet the JCAHO requirements could decrease demand for our products and harm our competitive position, results of operations and financial condition.

While we have implemented a Privacy and Use of Information Policy and strictly adhere to established privacy principles, use of customer information guidelines and federal and state statutes and regulations regarding privacy and confidentiality, we cannot assure you that we will be in compliance with the Health Insurance Portability and Accountability Act of 1996 (HIPAA). This legislation requires the Secretary of Health and Human Services (HHS), to adopt national standards for some types of electronic health information transactions and the data elements used in those transactions, adopt standards to ensure the integrity and confidentiality of health information and establish a schedule for implementing national health data privacy legislation or regulations. In December 2000, HHS published its final health data privacy regulations, which will take effect in December 2002. These regulations restrict the use and disclosure of personally identifiable health information without the prior informed consent of the patient. HHS has not yet issued final rules on most of the other topics under HIPAA and has yet to issue proposed rules on some topics. The final rules, if and when issued, may differ from the proposed rules. We cannot predict the potential impact of rules that have not yet been proposed or any other rules that might be finally adopted instead of the proposed rules. In addition, other federal and/or state privacy legislation may be enacted at any time. These laws or regulations, if adopted, could restrict the ability of our customers to obtain, use or disseminate patient information. This could adversely affect demand for our products or force us to redesign our products in order to meet the requirements of any new regulations.

OUR FACILITIES ARE LOCATED NEAR KNOWN EARTHQUAKE FAULT ZONES, AND THE OCCURRENCE OF AN EARTHQUAKE OR OTHER NATURAL DISASTER COULD CAUSE DAMAGE TO OUR FACILITIES AND EQUIPMENT, WHICH COULD REQUIRE US TO CEASE OR CURTAIL OPERATIONS.

Our facilities are located near known earthquake fault zones and are vulnerable to significant damage from earthquakes. We are also vulnerable to damage from other types of disasters, including tornadoes, fires, floods, power loss, communications failures and similar events. If any disaster were to occur, our ability to operate our business at our facilities would be seriously, or potentially completely, impaired or destroyed. The insurance we maintain may not be adequate to cover our losses resulting from disasters or other business interruptions.

WE RELY ON A CONTINUOUS POWER SUPPLY TO CONDUCT OUR OPERATIONS, AND CALIFORNIA'S CURRENT ENERGY CRISIS COULD DISRUPT OUR OPERATIONS AND INCREASE OUR EXPENSES.

California is in the midst of an energy crisis that could disrupt our operations and increase our expenses. In the event of an acute power shortage, that is, when power reserves for the State of California fall below 1.5%, California has on some occasions implemented, and may in the future continue to implement, rolling blackouts throughout the state. We currently do not have backup generators or alternative sources of power in the event of a blackout, and our current insurance does not provide coverage for any damages we or our vendors may suffer as a result of any interruption in our power supply. If blackouts interrupt our power supply, we would be temporarily unable to continue operations at our facilities. Any such interruption in our ability to continue operations at our facilities could damage our reputation, harm our ability to retain existing customers and to obtain new customers, and could result in lost revenue, any of which could substantially harm our business and results of operations.

RISKS RELATED TO THIS OFFERING

OUR STOCK PRICE MAY BE EXTREMELY VOLATILE AND YOU MAY NOT BE ABLE TO RESELL YOUR SHARES AT OR ABOVE THE INITIAL PUBLIC OFFERING PRICE.

Prior to the offering, there has been no public market for our common stock. We do not know the extent to which investor interest will lead to the development of an active public market. The initial public offering price will be determined by negotiations between the representatives of the underwriters and us and may not be indicative of the market price for our common stock after the offering. With the current uncertainty about healthcare reimbursement and coverage in the United States, there has been significant volatility in the market price and trading volume of securities of healthcare related companies unrelated to the performance of these companies. These broad market fluctuations may negatively affect the market price of our common stock. As a consequence, you may not be able to sell the common stock you purchase at or above the initial public offering price.

In the past, securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. If brought against us, regardless of the outcome, litigation could result in substantial costs and a diversion of our management's attention and resources and could harm our business.

IF WE FAIL TO MEET THE EXPECTATIONS OF PUBLIC MARKET ANALYSTS AND INVESTORS, THE MARKET PRICE OF OUR COMMON STOCK MAY DECREASE SIGNIFICANTLY.

We may fail to meet the revenue and profitability expectations of public market analysts and investors. If this occurs, the price of our common stock will likely fall.

AFTER THIS OFFERING, OUR OFFICERS, DIRECTORS AND FIVE PERCENT STOCKHOLDERS WILL OWN A LARGE PERCENTAGE OF OUR COMMON STOCK AND WILL BE ABLE TO CONTROL THE OUTCOME OF MATTERS REQUIRING STOCKHOLDER APPROVAL.

Upon the completion of this offering, executive officers, directors and current holders of five percent (5%) or more of our outstanding common stock will, in the aggregate, beneficially own approximately 49.1% of our outstanding common stock. As a result, these stockholders will be able to effectively control all matters requiring approval of our stockholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also delay, deter or prevent a change in control and may make some transactions more difficult or impossible to complete without the support of these stockholders, even if the transaction is favorable to our stockholders. In addition, because of their ownership of our common stock, these stockholders will be in a position to significantly affect our corporate actions in a manner that could conflict with the interests of our public stockholders.

SUBSTANTIAL SALES OF COMMON STOCK BY OUR EXISTING STOCKHOLDERS COULD CAUSE OUR STOCK PRICE TO FALL.

The market price of our common stock could decline if our existing stockholders sell substantial amounts of our common stock in the public market after this offering. These sales also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Upon completion of this offering, assuming the number of outstanding shares as of June 30, 2001, we will have 20,683,198 shares of common stock outstanding, 21,583,198 shares if the underwriters exercise their over-allotment option in full. Of these shares, 6,042,500 shares, plus an additional 900,000 shares if the underwriters exercise their over-allotment option in full, will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended. Of the remaining shares, a total of approximately 14,640,698 shares held by our directors, executive officers and our existing stockholders are subject to lock-up agreements providing that these stockholders will not sell or otherwise dispose of any of their shares for a period of 180 days following the date of the final prospectus for this offering without the prior written consent of U.S. Bancorp Piper Jaffray Inc. U.S. Bancorp Piper Jaffray can release these lock-up agreements at any time. In addition, options to purchase 3,733,997 shares of our common stock are outstanding as of June 30, 2001, under our 1992 Equity Incentive Plan, our 1995 Management Stock Option Plan and our 1999 Equity Incentive Plan. Following this offering, we expect to register the shares underlying these options. Subject to the exercise of these options, shares included in such registration will be available for sale in the open market immediately after the 180-day lock-up period expires. See "Shares Eligible For Future Sale" for a more detailed discussion.

After this offering, the holders of approximately 11,375,458 shares of common stock will be entitled to rights with respect to registration of such shares under the Securities Act. If such holders, by exercising their registration rights, cause a large number of securities to be registered and sold in the public market, these sales could have an adverse effect on the market price for our common stock. If we were to initiate a registration and include shares held by these holders pursuant to the exercise of their registration rights, these sales may impair our ability to raise capital.

OUR CERTIFICATE OF INCORPORATION AND BYLAWS CONTAIN PROVISIONS THAT COULD DELAY OR PREVENT A CHANGE IN CONTROL THAT MAY BE FAVORABLE TO OUR STOCKHOLDERS.

Upon the completion of this offering, we will be subject to the Delaware anti-takeover laws regulating corporate takeovers. These laws prevent Delaware corporations from engaging in a merger or sale of more than 10% of their assets with any stockholder who owns 15% or more of the corporation's outstanding voting stock, including all affiliates and associates of any stockholder, for three years following the date that such stockholder acquired 15% or more of the corporation's voting stock unless:

    - prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

    - upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

    - on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

As such, these laws could prohibit or delay mergers or a change of control of us and may discourage attempts by other companies to acquire us.

In addition, our Certificate of Incorporation and Bylaws include a number of provisions that may deter or impede hostile takeovers or changes of control or management. These provisions include:

    - a Board of Directors classified into three classes of directors with staggered three-year terms;

    - the authority of the Board of Directors to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences and privileges of these shares, without stockholder approval; and

    - all stockholder actions must be effected at a duly called meeting of stockholders and not by written consent.

YOU WILL INCUR IMMEDIATE AND SUBSTANTIAL DILUTION OF YOUR SHARES.

The initial public offering price is substantially higher than the pro forma net tangible book value of each outstanding share of our common stock. As a result, investors participating in this offering will suffer immediate and substantial dilution. The dilution will be $6.44 per share in the pro forma net tangible book value of the common stock, as of March 31, 2001, from the initial public offering price of $7.00 (or $6.19 per share if the underwriters' option to purchase additional shares is exercised in full). This dilution is described in greater detail under "Dilution" in this prospectus. If outstanding options or warrants to purchase shares of common stock are exercised, there will be further dilution.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. We have attempted to identify forward-looking statements by terminology including, "anticipates," "believes," "can," "continue," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "should" or "will" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under "Risk Factors," that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Although we believe that our expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are not under any duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results, unless required by law.

                                USE OF PROCEEDS

We estimate that our net proceeds from the sale of the 6,000,000 shares of common stock we are offering, based on an initial public offering price of $7.00 per share, will be approximately $37,460,000, or $43,319,000 if the underwriters' over-allotment option is exercised in full, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Although we have not yet formulated a specific plan, we currently intend to use a significant portion of the net proceeds for the expansion of sales, marketing, research and development and customer support activities. We also intend to use approximately $7.9 million of the net proceeds to repay the outstanding principal and interest related to the note held by Baxter Healthcare incurred in connection with our acquisition of the Sure-Med product line in January 1999. The Baxter Healthcare note accrues interest at a rate of 8.0%. In addition, the principal under the note is repayable in eight equal quarterly installments beginning in March 2002. We also intend to use approximately $10.4 million of the net proceeds to redeem 720,800 shares of redeemable convertible preferred stock plus accrued interest thereon held by Sun Healthcare at the closing of this offering.

We expect to use the remainder of the net proceeds for working capital and other general corporate purposes, including potential acquisitions and costs to support our leasing activities to U.S. government entities. We currently have no commitments or agreements and are not involved in any negotiations for acquisitions of complementary products, technologies or businesses.

The amounts that we actually expend on these matters will vary significantly, depending on a number of factors, including future revenue growth, if any, and the amount of cash we generate from operations. As a result, we will retain broad discretion in the allocation of the net proceeds of this offering. Pending use of the net proceeds of this offering, we intend to invest the net proceeds in interest bearing, investment-grade securities.

                                DIVIDEND POLICY

We currently intend to retain future earnings, if any, to finance the expansion of our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future. The terms of our line of credit prohibit the payment of cash dividends on our capital stock without the consent of our lender.

                                 CAPITALIZATION

The table below presents the following information:

    - our actual capitalization as of March 31, 2001; and

    - our pro forma as adjusted capitalization as of March 31, 2001 after giving effect to (i) the redemption of 720,800 shares of our redeemable convertible preferred stock and (ii) the conversion of all of our convertible preferred stock and a convertible note into shares of our common stock upon completion of this offering and to reflect the receipt and application of the net proceeds from our sale of 6,000,000 shares of common stock at the initial public offering price of $7.00 per share in this offering, less underwriting discounts and commissions and estimated offering expenses payable by us as discussed in "Use of Proceeds."

You should read this table in conjunction with the financial statements and the other financial information included in this prospectus.

                                                                  MARCH 31, 2001
                                                              ----------------------
                                                                          PRO FORMA
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                  (in thousands)
Cash, cash equivalents and short-term investments...........  $  7,698     $ 34,805
                                                              ========     ========
Long-term obligations, net of current portion...............  $  8,217     $  7,867
Redeemable convertible preferred stock, no par value;
  1,802,000 shares designated, 720,800 shares issued and
  outstanding, actual; none, pro forma as adjusted..........    10,113
Stockholders' equity (net capital deficiency):
  Convertible preferred stock, no par value; 18,500,000
    shares authorized (including 1,802,000 shares designated
    as redeemable convertible preferred stock); 14,538,376
    shares issued and outstanding, actual; 5,000,000 shares
    authorized, no shares issued and outstanding, pro forma
    as adjusted.............................................    62,392
  Common stock, no par value, 35,000,000 shares authorized,
    3,126,968 shares issued and outstanding, actual;
    50,000,000 shares authorized, 20,487,202 shares issued
    and outstanding, pro forma as adjusted..................    11,920      112,122
  Notes receivable from stockholders........................    (4,578)      (4,578)
  Deferred stock compensation...............................    (1,483)      (1,483)
  Accumulated deficit.......................................   (94,640)     (94,640)
  Accumulated other comprehensive income....................         1            1
                                                              --------     --------
    Total stockholders' equity (net capital deficiency).....   (26,388)      11,422
                                                              --------     --------
      Total capitalization..................................  $ (8,058)    $ 19,289
                                                              ========     ========

This table excludes the following shares issued or issuable as of June 30, 2001:

    - 3,733,997 shares of our common stock issuable upon exercise of outstanding options;

    - 103,416 shares of our common stock issuable upon exercise of outstanding warrants;

    - 994,854 shares of common stock reserved for issuance under our equity incentive plans; and

    - 44,680 shares of common stock reserved for issuance under our employee stock purchase plan.

Upon completion of the offering, 720,800 of the shares of redeemable convertible preferred stock will be redeemed in accordance with their terms, and the 14,538,376 shares of convertible preferred stock will convert into 11,375,458 shares of common stock.

                                    DILUTION

Our pro forma net tangible book value (deficiency) as of March 31, 2001, was approximately $(26.0) million, or $(1.80) per share. Pro forma net tangible book value (deficiency) per share represents the amount of pro forma stockholders' equity (or net capital deficiency), assuming (i) the redemption of 720,800 shares of our redeemable convertible preferred stock and (ii) the conversion of all of our convertible preferred stock and a convertible note into common stock, less intangible assets, divided by the pro forma number of shares of common stock outstanding as of March 31, 2001. Dilution per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after completion of this offering.

Pro forma net tangible book value as of March 31, 2001, after giving effect to the sale of 6,000,000 shares of common stock offered by us at the initial public offering price of $7.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, would have been approximately $11.4 million, or approximately $0.56 per share. This represents an immediate increase in pro forma net tangible book value of $2.36 per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $6.44 per share to investors purchasing our common stock in this offering, as illustrated in the following table:


Assumed initial public offering price per share.............              $ 7.00
  Pro forma net tangible book value (deficiency) per share
    as of March 31, 2001....................................    (1.80)
  Increase per share attributable to new investors..........     2.36
                                                               ------
Pro forma net tangible book value per share after this
  offering..................................................                0.56
                                                                          ------
Pro forma dilution per share to new investors...............              $ 6.44
                                                                          ======

The table below summarizes as of March 31, 2001, on a pro forma basis, the differences between our existing stockholders and the new investors purchasing our common stock in this offering with respect to the total number of shares purchased from us, the total consideration paid and the average price per share paid, based upon an initial public offering price of $7.00 per share.

                                            SHARES PURCHASED        TOTAL CONSIDERATION
                                          ---------------------   -----------------------   AVERAGE PRICE
                                            NUMBER     PERCENT       AMOUNT      PERCENT      PER SHARE
                                          ----------   --------   ------------   --------   -------------
Existing stockholders...................  14,487,202      71%     $ 80,970,000      66%        $ 5.59

New investors...........................   6,000,000      29        42,000,000      34           7.00
                                          ----------     ---      ------------     ---         ------

  Total.................................  20,487,202     100%     $122,970,000     100%
                                          ==========     ===      ============     ===

If the underwriters exercise their over-allotment in full, the following will occur:

    - the number of shares of common stock held by existing stockholders will decrease to approximately 68% of the total number of shares of our common stock outstanding; and

    - the number of shares held by new investors will increase to 6,900,000 shares, or approximately 32% of the total number of shares of common stock outstanding after this offering.

                      SELECTED CONSOLIDATED FINANCIAL DATA

To aid you in your analysis, we are providing the following information. We derived the selected consolidated statement of operations data for the years ended December 31, 1998, 1999 and 2000 and the consolidated balance sheet data as of December 31, 1999 and 2000 from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statement of operations data for the years ended December 31, 1996 and 1997 and the consolidated balance sheet data as of December 31, 1996, 1997 and 1998 are derived from audited consolidated financial statements not included in this prospectus. The consolidated statement of operations data set forth below for the three months ended March 31, 2000 and 2001 and the consolidated balance sheet data as of March 31, 2001 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus, which have been prepared on the same basis as the audited consolidated financial statement and, in our opinion, fairly present the information set forth therein. The pro forma net loss per common share and shares used in computing pro forma net loss per share are calculated as if (i) redemption of 720,800 shares of our redeemable convertible preferred stock and (ii) conversion of all of our convertible preferred stock and a convertible note into shares of our common stock occur on the date of their issuance. The other data, although not derived from our financial statements, was derived from a customer information database. When you read this selected consolidated financial data, it is important that you also read the historical consolidated financial statements and related Notes included in this prospectus, as well as the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                            THREE MONTHS ENDED
                                                                 YEAR ENDED DECEMBER 31,                         MARCH 31,
                                                   ----------------------------------------------------   -----------------------
                                                     1996       1997       1998     1999(1)    2000(2)       2000         2001
                                                   --------   --------   --------   --------   --------   ----------   ----------
                                                          (in thousands, except per share data)                 (unaudited)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Product revenues.................................  $ 18,958   $ 26,683   $34,690    $ 44,074   $ 58,458    $ 12,452     $16,726
Product revenues from related party(3)...........     1,551      6,864     9,398       4,163      1,097          --          --
Service and other revenues.......................     1,045      2,526     4,124       7,034      7,810       2,034       2,261
                                                   --------   --------   -------    --------   --------    --------     -------
    Total revenues...............................    21,554     36,073    48,212      55,271     67,365      14,486      18,987

Cost of product revenues.........................     9,883     15,155    16,343      28,918     18,856       4,584       5,421
Cost of service and other revenues...............       760      1,417     1,801       5,377      7,722       2,097       1,739
                                                   --------   --------   -------    --------   --------    --------     -------
    Total cost of revenues(4)(5).................    10,643     16,572    18,144      34,295     26,578       6,681       7,160
                                                   --------   --------   -------    --------   --------    --------     -------
Gross profit.....................................    10,911     19,501    30,068      20,976     40,787       7,805      11,827

Operating expenses:
  Research and development(5)....................     4,052      5,922     5,987       8,745     11,273       3,455       2,532
  Selling, general and administrative(5).........    17,996     24,503    24,275      35,786     45,323      11,401      10,101
  Stock-based compensation.......................        17         17        17          11        816          --         428
  Integration....................................        --         --        --         785         --          --          --
  Restructuring..................................        --         --        --          --      2,908          --          --
                                                   --------   --------   -------    --------   --------    --------     -------
    Total operating expenses.....................    22,065     30,442    30,279      45,327     60,320      14,856      13,061
                                                   --------   --------   -------    --------   --------    --------     -------
Loss from operations(6)..........................   (11,154)   (10,941)     (211)    (24,351)   (19,533)     (7,051)     (1,234)
Interest income (expense), net...................       694        953     1,039      (1,767)    (1,156)       (321)       (586)
                                                   --------   --------   -------    --------   --------    --------     -------
Income (loss) before income taxes................   (10,460)    (9,988)      828     (26,118)   (20,689)     (7,372)     (1,820)
Provision for income taxes.......................        --        201       185         149        100          25          25
                                                   --------   --------   -------    --------   --------    --------     -------
Net income (loss)................................  $(10,460)  $(10,189)  $   643    $(26,267)  $(20,789)   $ (7,397)    $(1,845)
                                                   ========   ========   =======    ========   ========    ========     =======
Preferred stock accretion........................       (11)       (22)      (22)         --         --          --          --
Net income (loss) applicable to common
  stockholders...................................  $(10,471)  $(10,211)  $   621    $(26,267)  $(20,789)   $ (7,397)    $(1,845)
                                                   ========   ========   =======    ========   ========    ========     =======
Net income (loss) per common share:
  Basic..........................................  $ (10.39)  $  (8.93)  $  0.48    $ (17.86)  $ (12.20)   $  (4.40)    $ (0.67)
                                                   ========   ========   =======    ========   ========    ========     =======
  Diluted........................................  $ (10.39)  $  (8.93)  $  0.06    $ (17.86)  $ (12.20)   $  (4.40)    $ (0.67)
                                                   ========   ========   =======    ========   ========    ========     =======
  Pro forma basic and diluted (unaudited)........                                              $  (1.59)                $ (0.13)
                                                                                               ========                 =======

Weighted average common shares outstanding:
  Basic..........................................     1,008      1,144     1,302       1,471      1,704       1,681       2,741
  Diluted........................................     1,008      1,144    11,013       1,471      1,704       1,681       2,741
  Pro forma basic and diluted (unaudited)........                                                13,060                  14,097

                                                       DECEMBER 31,
                                   ----------------------------------------------------    MARCH 31,
                                     1996       1997       1998     1999(1)    2000(2)       2001
                                   --------   --------   --------   --------   --------   -----------
                                                   (in thousands, except other data)      (unaudited)
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short-
  term investments...............  $20,821    $ 16,540   $ 22,072   $  6,698   $ 11,967     $  7,698
Total assets.....................   37,246      43,227     46,498     37,117     43,905       47,038
Deferred gross profit(7).........    7,883      17,390     20,227     26,695     25,847       25,317
Long-term obligations, net of
  current portion................      160         160         67      9,252      9,218        8,217
Redeemable convertible preferred
  stock..........................   25,238      25,260     25,282     15,166     10,113       10,113
Total stockholders' equity
  (net capital deficiency).......  $(2,295)   $(11,733)  $(10,474)  $(35,848)  $(25,024)    $(26,388)

OTHER DATA(8):
Cumulative number of sites of
  installed pharmacy and supply
  systems........................      119         176        258        910      1,096        1,135
Cumulative number of installed
  pharmacy and supply systems....    2,227       3,928      5,875     14,242     17,772       18,698

------------------------------

(1) The amounts shown for the year ended December 31, 1999 include the results of the Sure-Med acquisition from January 29, 1999 to the end of 1999.

(2) The amounts shown for the year ended December 31, 2000 include special charges in the third quarter of 2000 related to: restructuring activities--$2.0 million writedown of Commerce One MarketSite software license, $0.6 million in employee severance expenses and $0.3 million writedown of capitalized software development costs; recognition of $1.1 million expense associated with previously deferred offering expenses; and $0.2 million writedown of identified intangible assets remaining from the Sure-Med acquisition.

(3) These revenues represent revenues from Sun Healthcare which was formerly a related party to Omnicell.

(4) Cost of revenues for the year ended December 31, 1999 includes: special charges related to the writedown of Sure-Med inventory--$9.7 million;
    purchase accounting adjustment due to the sale of Sure-Med inventories that had been written up to fair value--$1.1 million; and costs incurred to complete Sure-Med installation obligations--$0.8 million.

(5)  Excludes charges for stock-based compensation as follows:

                                                                                                            THREE MONTHS ENDED
                                                                 YEAR ENDED DECEMBER 31,                         MARCH 31,
                                                   ----------------------------------------------------   -----------------------
                                                     1996       1997       1998       1999       2000        2000         2001
                                                   --------   --------   --------   --------   --------   ----------   ----------
                                                                      (in thousands)                            (unaudited)
    Cost of revenues.............................    $--        $--        $--        $--        $ 38     $    --         $ 20
    Research and development.....................    $--        $--        $--        $--        $139     $    --         $ 73
    Selling, general and administrative..........    $17        $17        $17        $11        $639     $    --         $335

(6) Loss from operations for the year ended December 31, 1999 includes: integration expenses associated with the Sure-Med acquisition--$0.8 million; and write-off of an equity investment--$0.6 million.

(7) Deferred gross profit represents gross profit on sales of pharmacy and supply systems, excluding installation cost, that have been shipped to, accepted and, in most instances, paid for by our customer but not yet installed at the customer site. The revenues and cost of revenues for such items will be recorded upon completion of installation.

(8)  Figures do not include systems installed at Sun Healthcare sites.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

YOU SHOULD READ THE FOLLOWING DISCUSSION OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS IN CONJUNCTION WITH OUR FINANCIAL STATEMENTS AND THE NOTES TO THOSE STATEMENTS INCLUDED ELSEWHERE IN THIS PROSPECTUS. THIS DISCUSSION AND ANALYSIS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISK, UNCERTAINTIES AND ASSUMPTIONS. OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF MANY FACTORS, INCLUDING BUT NOT LIMITED TO THOSE SET FORTH UNDER "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

We were formed in 1992 and began offering our supply systems for sale in 1993. In late 1996, we introduced our Omnicell pharmacy system. In January 1999, we expanded our line of pharmacy systems and customer base with the acquisition of the Sure-Med product line from Baxter Healthcare. As of March 31, 2001, we had installed over 18,600 of our pharmacy and supply systems in over 1,100 healthcare facilities.

We sell our pharmacy and supply systems primarily in the United States. We have a direct sales force organized into six regions in the United States and Canada. We sell through distributors in Europe, the Middle East, Asia and Australia. We manufacture the majority of our systems in our production facility in Palo Alto, California, with refurbishment and spare parts activities conducted in our Waukegan, Illinois facility.

Sun Healthcare, a formerly related party, was previously a significant customer of ours, representing 19.7% of our total revenues in 1997, 20.5% in 1998, 9.3% in 1999 and 2.7% in 2000. Sun Healthcare filed for Chapter 11 bankruptcy protection in the third quarter of 1999. We do not anticipate any significant revenue from Sun Healthcare in 2001 or in future years.

REVENUES

Customers acquire our pharmacy and supply systems either through an outright purchase or a non-cancelable long-term lease, which typically has a term of 60 months. We bill our customers upon delivery and acceptance of our pharmacy and supply systems and recognize revenue when the systems are installed. Generally, we try to install our pharmacy and supply systems within three to six months after shipment, but installation, at the customer's request, can be delayed for a year or more. Some customers experience delays in installation due to site construction and delays in receiving interfaces from third parties.

Typically, we will sell our customer lease agreements on a non-recourse basis to third-party leasing companies. Lease revenue is recognized in the amount funded by the leasing company. As part of the initial sale of our pharmacy and supply systems, customers typically sign a one-year service agreement, and service revenues are recognized over the term of these agreements. Service and other revenues also include month to month rentals of our pharmacy and supply systems, amortization of upfront fees received from certain distributors of our pharmacy and supply systems and monthly subscription fees from hospitals utilizing our Internet-based procurement application.

Deferred gross profit on our balance sheet represents pharmacy and supply systems that have been shipped to, accepted, and, in most instances, paid for by our customers but not yet installed at the customer site. We record these shipments as deferred gross profit because title to the inventory has passed to the customer. Deferred gross profit is not equal to gross margin because it does not include installation costs, which are incurred and recorded in the period when revenue is recognized. Our installation process typically takes a week or less to complete.

Revenues from our pharmacy and supply systems are difficult to forecast because the sales cycle, from initial assessment to product installation, involves a significant commitment of capital and time, varies substantially from customer to customer and can take more than one year. The order approval process of our customers is subject to internal procedures associated with large capital expenditures and the time associated with accepting new technologies. For these and other reasons, the sales cycle associated with the purchase of our pharmacy and supply systems is typically lengthy and subject to a number of significant risks, including customers' budgetary constraints and internal acceptance reviews over which we have little or no control.

In part due to our acquisition of the Sure-Med product line from Baxter Healthcare, sales of pharmacy systems have grown, in dollar terms, from 23% of our product shipments in 1997 to 40% in 2000. As of March 31, 2001, we had generated only minimal revenues from subscription fees for our OmniBuyer application.

COSTS AND EXPENSES

Our current expense levels are based, in part, on our expectations of higher future revenue levels. If revenue levels are below expectations, operating results are likely to be disproportionately impacted given our significant investment in infrastructure. We have never achieved profitability on an annual operating basis, and our current revenues and gross profit are not sufficient to support our operating expenses. Based on the foregoing, we believe that period to period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance.

Cost of product revenues consists primarily of direct materials, labor and overhead required to manufacture pharmacy and supply systems and also includes costs required to install our systems at the customer location. Costs of service and other revenue include spare parts required to maintain and support installed systems and service and maintenance expense, including outsourced contract services. Direct materials and installation costs are mostly variable. Manufacturing labor and overhead remain relatively fixed over ranges of production volume. The cost of service and spare parts has increased as the size of our installed base of customers increases.

Our research and development expenses include engineering and development salaries, wages and benefits, prototyping and laboratory expenses, consulting expenses and engineering-related facilities and overhead charges. Most of the research and development expenses are personnel- or facilities-related and are relatively fixed. Prototyping and consulting expenses will vary depending on the stage of completion of various engineering and development projects.

Our selling, general and administrative expenses include costs to support the sales, marketing, field operations and customer support and administration organizations. Most of these costs are personnel- or facilities-related and are relatively fixed. Bonuses and sales commissions will typically change in proportion to revenue or profitability. Other expenditures, such as advertising, promotions and consulting, are neither fixed nor variable and will fluctuate depending on product introductions, promotional programs and trade shows.

We recorded deferred stock compensation with respect to options granted to employees of approximately $2.6 million in the year ended December 31, 2000 and $136,000 in the three months ended March 31, 2001, representing the difference between the deemed fair value of our common stock for financial reporting purposes on the date these options were granted and the exercise price. These amounts have been reflected as components of stockholders' equity (net capital deficiency) and the deferred expense is being amortized to operations over the two to four year vesting periods of the options using the graded vesting method. We amortized deferred stock compensation of $816,000 in 2000, with $38,000 attributable to cost of revenues, $139,000 related to research and development and $639,000 attributable to selling, general and administrative efforts. In the three months ended

March 31, 2001, we amortized deferred stock compensation of $428,000, with $20,000, $73,000 and $335,000 related to cost of revenues, research and development expense and selling, general and administrative expense, respectively. At March 31, 2001, we had approximately $1.5 million remaining to be amortized over the vesting periods of the stock options. For the year ending December 31, 2001, the total amortization of deferred stock compensation is expected to be approximately $1.25 million. We also expect to record deferred stock compensation for options granted from April 1, 2001 through June 30, 2001. Our policy is to use the graded vesting method for recognizing compensation costs for fixed awards with pro rata vesting. The graded vesting method provides for vesting of portions of the overall awards at interim dates and results in greater vesting in earlier years than the straightline method.

Due to relatively low demand for our Internet-based procurement application, OmniBuyer, we restructured our e-commerce business in the third quarter of 2000 and reduced operating expenses. In particular, we decreased the number of employees in this area and lowered our spending on sales, marketing and research and development. We decided not to pursue an exchange based on the Commerce One MarketSite license and refocused on marketing OmniBuyer to our hospital and alternate care customers. As part of this restructuring, we recorded a charge of $2.9 million, comprised of a $2.0 million writedown of our Commerce One MarketSite license, $0.6 million in employee severance-related expenses and a $0.3 million writedown of previously capitalized software.

RESULTS OF OPERATIONS

The following table sets forth certain items included in our results of operations for each of the three years in the period ended December 31, 2000 and the three months ended March 31, 2000 and 2001, expressed as a percentage of our total revenues for these periods:

                                                                                            THREE MONTHS
                                                           YEAR ENDED DECEMBER 31,         ENDED MARCH 31,
                                                        ------------------------------   -------------------
                                                          1998       1999       2000       2000       2001
                                                        --------   --------   --------   --------   --------
                                                                                             (unaudited)
STATEMENT OF OPERATIONS:
Product revenues......................................    91.4%      87.3%      88.4%      86.0%      88.1%
Service and other revenues............................     8.6       12.7       11.6       14.0       11.9
                                                         -----      -----      -----      -----      -----
  Total revenues......................................   100.0      100.0      100.0      100.0      100.0
Cost of product revenues..............................    33.9       52.3       28.0       31.6       28.6
Cost of service and other revenues....................     3.7        9.7       11.5       14.5        9.2
                                                         -----      -----      -----      -----      -----
    Total cost of revenues............................    37.6       62.0       39.5       46.1       37.8
                                                         -----      -----      -----      -----      -----
Gross profit..........................................    62.4       38.0       60.5       53.9       62.2
Operating expenses:
  Research and development............................    12.4       15.8       16.7       23.9       13.3
  Selling, general and administrative.................    50.4       64.8       67.3       78.7       53.2
  Stock-based compensation............................      --         --        1.2         --        2.3
  Integration.........................................      --        1.4         --         --         --
  Restructuring.......................................      --         --        4.3         --         --
                                                         -----      -----      -----      -----      -----
    Total operating expenses..........................    62.8       82.0       89.5      102.6       68.8
Loss from operations..................................    (0.4)     (44.0)     (29.0)     (48.7)      (6.7)
Interest income (expense), net........................     2.1       (3.2)      (1.7)      (2.2)      (3.1)
                                                         -----      -----      -----      -----      -----
Income (loss) before provision for income taxes.......     1.7      (47.2)     (30.7)     (50.9)      (9.8)
Provision for income taxes............................     0.4        0.3        0.2        0.2        0.1
                                                         -----      -----      -----      -----      -----
Net income (loss).....................................     1.3      (47.5)     (30.9)     (51.1)      (9.7)
                                                         =====      =====      =====      =====      =====
Net income (loss) applicable to common stockholders...     1.3%     (47.5)%    (30.9)%    (51.1)%     (9.7)%
                                                         =====      =====      =====      =====      =====

THREE MONTHS ENDED MARCH 31, 2001 AND 2000

REVENUES. Total revenues increased 31.1% from $14.5 million for the three months ended March 31, 2000 to $19.0 million for the three months ended
March 31, 2001. Product revenues increased by 34.3% from $12.5 million in 2000 to $16.7 million in 2001, due primarily to an increase in the number of pharmacy and supply systems available for installation and installed, resulting from increased sales and shipment activities. Product revenues for the quarter ended March 31, 2001 decreased 4.0% from the preceding quarter ended December 31, 2000. This reduction reflects delays in the completion of installation activities for certain pharmacy and supply systems until the quarter ended
June 30, 2001. We do not consider this reduction in product revenues to be a trend as evidenced by the $18.5 million of product revenues in the quarter ended June 30, 2001.

Service and other revenues increased by 11.2% from $2.0 million for the three months ended March 31, 2000 to $2.3 million for the three months ended
March 31, 2001. The increase in service and other revenues was primarily due to the increase in our installed base of pharmacy and supply systems combined with an increase in the number of month-to-month short term rentals. We anticipate that service and other revenues will continue to grow in absolute dollars due to continued growth in our installed base of pharmacy and supply systems.

Deferred gross profit of $25.3 million at March 31, 2001 remained relatively consistent with the balance at December 31, 2000. We anticipate that deferred gross profit will remain relatively constant with the March 31, 2001 balance due to shipments approximating installations in future periods. Delays in installation occur for a variety of reasons, including construction delays and delays in receiving software from third party vendors. We recognize revenue and reduce deferred gross profit when installation is complete.

COST OF REVENUES. Cost of product revenues increased 18.3% from $4.6 million for the three months ended March 31, 2000 to $5.4 million for the three months ended March 31, 2001. Gross profit on product sales was $7.9 million, or 63.2% of product revenues, in the first quarter of 2000 compared to $11.3 million, or 67.6% of product revenues, in the first quarter of 2001. The increase in gross margin was due to an increased number of pharmacy and supply systems being allocated a relative consistent amount of manufacturing overhead spending. We believe this level of product gross margins is sustainable.

Cost of service and other revenues decreased by 17.1% from $2.1 million for the three months ended March 31, 2000 to $1.7 million for the three months ended March 31, 2001. For the same periods, gross margin on service and other revenues was $(0.1) million, or (3.1)% of service and other revenues, in 2000 compared to $0.5 million, or 23.1% of service and other revenues, in 2001. The higher level of cost of service and other revenues for the three months ended March 31, 2000 was due to a high level of expenses for service parts and spares. Sure-Med pharmacy systems require more costly installation kits than Omnicell automation systems. The three month period ending March 31, 2000 had an unusually large percentage of Sure-Med units to be installed including units which had been shipped by Baxter Healthcare prior to January 1999. We were responsible for installing these Sure-Med systems and for providing the required installation kits. The unusually high level of expenses decreased throughout fiscal 2000 as most Sure-Med systems shipped by Baxter Healthcare have been installed. The cost of service and other revenues for the three month period ended March 31, 2001 have a lower volume of Sure-Med installation kits.

RESEARCH AND DEVELOPMENT. Research and development expenses decreased 26.7% from $3.5 million for the three months ended March 31, 2000 to $2.5 million for the three months ended March 31, 2001. The decrease in research and development expenses was primarily the result of decreased spending for development of the internet-based procurement application. To date we have capitalized
$1.0 million in software development costs. We anticipate that research and development expenses will increase modestly in absolute dollars.

SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative costs decreased by 11.4% from $11.4 million for the three months ended March 31, 2000 to $10.1 million for the three months ended March 31, 2001. The decrease was primarily the result of decreased spending in sales and marketing for the internet-based procurement application, and decreases in marketing expenses for advertising and trade shows. We anticipate that selling, general and administrative costs will increase modestly for the remainder of 2001.

INTEREST INCOME (EXPENSE). Net interest expense increased from $321,000 for the three months ended March 31, 2000 to $586,000 for the three months ended
March 31, 2001. The increase was due primarily to increased interest expense of approximately $190,000 and decreased earnings on lower invested cash balances.

YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

REVENUES. Total revenues increased 21.9% from $55.3 million for the year ended December 31, 1999 to $67.4 million for the year ended December 31, 2000. Total revenues increased 14.6% from $48.2 million for the year ended December 31, 1998 to $55.3 million for the year ended December 31, 1999.

Product revenues increased by 23.5% from $48.2 million in 1999 to $59.6 million in 2000, due primarily to a change in our product mix to a larger proportion of higher-priced pharmacy systems from 1999 to 2000 and an increase in the number of pharmacy and supply systems installed from 1999 to 2000. Product revenues increased by 9.4% from $44.1 million in 1998 to $48.2 million in 1999, due to an increase in the number of pharmacy and supply systems installed from 1998 to 1999 partially offset by sales of a larger proportion of supply systems from 1998 to 1999. Our slower rate of product revenue growth in 1999 compared to preceding years was due to our largest customer Sun Healthcare's financial difficulties and by delays in purchase decisions by other customers over concerns related to Year 2000.

Service and other revenues increased by 11.0% from $7.0 million in 1999 to $7.8 million in 2000. This increase was due to a higher installed base of systems partially offset by lower service revenue from Sun Healthcare. Under the terms of the Sure-Med acquisition, we assumed from Baxter Healthcare the remaining service obligations to certain Sure-Med lease customers, but we do not receive any service revenue associated with such obligations. Service and other revenues increased by 70.6% from $4.1 million in 1998 to $7.0 million in 1999. The increase in service and other revenues in 1999 was due primarily to the increase in our installed base of pharmacy and supply systems. We anticipate that service and other revenues will continue to grow in dollar terms and as a percentage of our total revenues due to continued growth in our installed base of pharmacy and supply systems.

Deferred gross profit decreased by 3.2% from $26.7 million at December 31, 1999 to $25.8 million at December 31, 2000. This decrease was due to higher cost of sales in the deferred gross profit balance at December 31, 2000 compared to the cost of sales in the deferred gross profit balance at December 31, 1999. This was due to an increased mix of higher margin pharmacy and supply systems installed in 2000 compared to the pharmacy and supply systems shipped in 2000. We do not believe this reduction to be indicative of future decreases in gross profit as our increased shipment activity will enable us to leverage our fixed base of manufacturing and service infrastructure to achieve higher gross profits. Deferred gross profit increased by 32.0% from $20.2 million at December 31, 1998 to $26.7 million at December 31, 1999 due to significantly more shipments of pharmacy and supply systems than installations during 1999.

COST OF REVENUES. Cost of product revenues decreased by 34.8% from $28.9 million in 1999 to $18.9 million in 2000. Gross profit on product revenues was $19.3 million, or 40.1% of product revenues in 1999, compared to $40.7 million, or 68.3% of product revenues in 2000. The 2000 decrease in cost of product revenues and increase in gross profit percentage were due primarily to a $9.7 million writedown of Sure-Med inventory in the fourth quarter of 1999 because of lower than anticipated demand for Sure-Med pharmacy systems. Subsequent to the January 1999 acquisition of the Sure-Med product line, product integration issues related to the Sure-Med acquisition slowed our sales force's ability to effectively sell the Sure-Med pharmacy systems. Cost of product revenues in 2000 was also favorably impacted as the mix of less costly Omnicell systems sold increased from 71.8% to 82.0%, an increase in the number of sales versus leased transactions for which gross margins are higher, and a smaller component of manufacturing overhead allocated to each system as production volumes increased. This 2000 reduction in cost of product revenues was partially offset by a $2.2 million increase to our estimated liability to provide certain specific functionality to Sure-Med products. This increase resulted from the identification of additional Sure-Med customers who had contractual rights to the specified functionality and a higher than originally estimated materials, labor and shipping costs to fulfill each obligation.

Cost of product revenues increased by 76.9% from $16.3 million in 1998 to $28.9 million in 1999. Gross profit on product revenues was $27.7 million, or 62.9% of product revenues in 1998 compared to $19.3 million, or 40.1% of product revenues in 1999. The 1999 increase in cost of product revenues was due primarily to the writedown of Sure-Med inventory. Cost of product revenues and gross profit on product revenues in 1999 were also adversely affected by the minimal gross profit recorded on sales of Sure-Med inventories that had been written up to fair value upon the acquisition.

Excluding the impact of the Sure-Med inventory and other writedowns, cost of product revenues increased to $19.2 million for 1999 compared to $16.3 million in 1998, reflecting an increase in the number of systems installed and higher manufacturing costs per unit. As a percent of product revenues, cost of product revenues, excluding the impact of the Sure-Med inventory and other writedowns, increased from 37.1% in 1998 to 39.8% in 1999.

Cost of service and other revenues increased by 43.6% from $5.4 million in 1999 to $7.7 million in 2000. For the same periods, gross profit on service and other revenues was $1.7 million, or 23.6% of service and other revenues in 1999 compared to $0.1 million, or 1.1% of service and other revenues in 2000. The decline in gross profit on service and other revenue in 2000 compared to 1999 was due to service and maintenance costs on Sure-Med units sold prior to the acquisition, for which we did not receive revenue, being significantly higher than our original estimates reflected in the purchase price allocation. Cost of service and other revenues increased by 198.6% from $1.8 million in 1998 to $5.4 million in 1999. For the same periods, gross profit on service and other revenues was $2.3 million, or 56.3% of service and other revenues in 1998 compared to $1.7 million or 23.6% of service and other revenues in 1999. The lower gross profit on service and other revenues in 1999 compared to 1998 was due primarily to the acquisition of the Sure-Med product line and the higher level of service required for the Sure-Med pharmacy systems.

RESEARCH AND DEVELOPMENT. Research and development expenses increased by 28.9% from $8.7 million in 1999 to $11.3 million in 2000. Research and development expenses represented 15.8% and 16.7% of total revenues in 1999 and 2000, respectively. The increase in research and development expenses was primarily attributable to higher costs associated with additional engineering for enhancements to our pharmacy systems and for customization of Commerce One's technology for OmniBuyer customers. We anticipate that we will continue to commit significant resources to research and development in future periods to enhance and extend our pharmacy and supply systems. We expect that research and development expenses will increase in overall dollars, but not as a percentage of total revenues from current levels. To date, we have capitalized approximately $0.9 million of software development costs in 2000 for our pharmacy and supply systems.

Research and development expenses increased by 46.1% from $6.0 million in 1998 to $8.7 million in 1999. Research and development expenses represented 12.4% and 15.8% of total revenues in 1998 and 1999, respectively. The increase in research and development expenses was primarily attributable to higher costs associated with additional engineering personnel retained as part of the acquisition of the Sure-Med product line from Baxter Healthcare.

SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative costs increased by 26.7% from $35.8 million in 1999 to $45.3 million in 2000. Selling, general and administrative expenses represented 64.8% and 67.3% of total revenues in 1999 and 2000, respectively. The increase in selling, general and administrative expenses is due primarily to staffing increases associated with the introduction of OmniBuyer and supporting the growth of our pharmacy and supply system business. In addition, we wrote off approximately $1.1 million in previously capitalized offering expenses. We anticipate that we will continue to commit significant resources to our sales, customer support, marketing, finance and administration organizations. We expect that selling, general and administrative expenses will continue to increase in dollar terms. However, we do not anticipate that selling, general and administrative expenses will increase significantly, if at all, as a percentage of total revenues.

Selling, general and administrative costs increased by 47.4% from $24.3 million in 1998 to $35.8 million in 1999. Selling, general and administrative expenses represented 50.4% and 64.8% of total revenues in 1998 and 1999, respectively. The increase in selling, general and administrative expenses is due to staffing increases necessary to manage and support our growth in revenues, as well as increased staffing as a result of the acquisition of the Sure-Med product line from Baxter Healthcare. Also included in selling, general and administrative costs in 1999 is $0.6 million relating to the write-off of an equity investment.

INTEGRATION. Integration expenses of $0.8 million in 1999 consist of costs associated with the integration of Omnicell and Sure-Med engineering efforts, product lines and marketing efforts.

RESTRUCTURING. Restructuring charges in 2000 of $2.9 million include the $2.0 million write-off of the Commerce One MarketSite license, $0.3 million write-off of capitalized software development costs and $0.6 million in employee severance and related expenses.

INTEREST INCOME (EXPENSE). Net interest expense was $1.8 million in 1999 compared to net interest expense of $1.2 million in 2000. The lower net interest expense was primarily due to an increase in interest income from employee loans in 2000 as well as higher average cash balances than in 1999 and a reduction in interest paid to Sun Healthcare due to lower average outstanding balances of redeemable preferred stock. Net interest income was $1.0 million in 1998 compared to net interest expense of $1.8 million in 1999, reflecting a reduction in interest income due to a decrease in cash, cash equivalents and short-term investment balances and an increase in interest expense due to debt obligations incurred as part of the Sure-Med acquisition, as well as interest paid to Sun Healthcare for redemption of its redeemable preferred stock.

QUARTERLY RESULTS OF OPERATIONS

In any given quarter, it is common for a few customers to make up a substantial percentage of our pharmacy and supply systems revenues, although the identity of such customers generally varies from quarter to quarter. The timing of purchase decisions by large hospital customers has a material impact on our deferred gross profit position but a less significant impact on quarterly results of operations which depend on our ability to install systems that have already been shipped to customers. As revenues increase, gross profit should improve due to leverage of our manufacturing and service infrastructure and reductions in direct material costs through higher volumes of materials purchases. If revenues are below expectations then gross profits are likely to be reduced due to our investment in manufacturing and service infrastructure based on our internal projections of future revenues.

Our quarterly operating results have varied significantly in the past and may vary significantly in the future depending on many factors that may include, but are not limited to, the following:

    - the size and timing of significant orders and their fulfillment and installation;

    - changes in pricing policies by us or our competitors;

    - the number, timing and significance of product enhancements and new product announcements by us or our competitors;

    - changes in the level of our operating expenses;

    - our customers' budgeting cycles; and

    - changes in our strategy and general domestic and international economic and political conditions.

The following tables present certain unaudited statement of operations data for each quarter of 1999 and 2000. These data have been derived from unaudited consolidated financial statements and have been prepared on the same basis as our audited consolidated financial statements which appear elsewhere in this prospectus. In the opinion of our management, these data include all adjustments, consisting only of normal recurring adjustments and, in the fourth quarter of 1999 and third quarter of 2000, special charges described below, necessary for a fair presentation of such data.

                                                                           THREE MONTHS ENDED
                                          -------------------------------------------------------------------------------------
                                          JUN 30,    SEP 30,    DEC 31,    MAR 31,    JUN 30,    SEPT 30,   DEC 31,    MAR 31,
                                            1999       1999       1999       2000       2000       2000       2000       2001
                                          --------   --------   --------   --------   --------   --------   --------   --------
                                                                             (in thousands)
STATEMENT OF OPERATIONS DATA:
Product revenues........................  $ 9,172    $11,309    $ 15,442   $12,452    $14,520    $14,065    $17,421    $16,726
Product revenues from related party.....      840        181          52        --         --      1,097         --         --
Service and other revenues..............    1,784      2,098       1,813     2,034      1,853      2,032      1,891      2,261
                                          -------    -------    --------   -------    -------    -------    -------    -------
Total revenues..........................   11,796     13,588      17,307    14,486     16,373     17,194     19,312     18,987
Cost of product revenues(1).............    3,562      3,925      17,830     4,584      4,149      4,906      5,217      5,421
Cost of service and other revenues......      731      1,317       2,428     2,097      2,124      1,627      1,874      1,739
                                          -------    -------    --------   -------    -------    -------    -------    -------
Total cost of revenues..................    4,293      5,242      20,258     6,681      6,273      6,533      7,091      7,160
                                          -------    -------    --------   -------    -------    -------    -------    -------
Gross profit (loss).....................    7,503      8,346      (2,951)    7,805     10,100     10,661     12,221     11,827

OPERATING EXPENSES:
  Research and development..............    2,078      2,505       2,343     3,455      2,503      2,623      2,692      2,532
  Selling, general and
    administrative(2)...................    8,396      9,423      10,109    11,401     11,855     11,600     10,467     10,101
  Stock-based compensation..............        4          3          --        --         --        406        410        428
  Integration...........................      362        137          --        --         --         --         --         --
  Restructuring(3)......................       --         --          --        --         --      2,908         --         --
                                          -------    -------    --------   -------    -------    -------    -------    -------
    Total operating expenses............   10,840     12,068      12,452    14,856     14,358     17,537     13,569     13,061
                                          -------    -------    --------   -------    -------    -------    -------    -------
Loss from operations....................   (3,337)    (3,722)    (15,403)   (7,051)    (4,258)    (6,876)    (1,348)    (1,234)
Interest expense, net...................     (521)      (569)       (303)     (321)      (221)      (506)      (108)      (586)
                                          -------    -------    --------   -------    -------    -------    -------    -------
Loss before provision for income
  taxes.................................   (3,858)    (4,291)    (15,706)   (7,372)    (4,479)    (7,382)    (1,456)    (1,820)
Provision for income taxes..............       40         --          85        25         25         25         25         25
                                          -------    -------    --------   -------    -------    -------    -------    -------
Net loss................................  $(3,898)   $(4,291)   $(15,791)  $(7,397)   $(4,504)   $(7,407)   $(1,481)   $(1,845)
                                          =======    =======    ========   =======    =======    =======    =======    =======

------------------------------

(1) Includes special charges in the fourth quarter of 1999 related to: writedown of Sure-Med inventory--$9.7 million; purchase accounting adjustment due to the sale of Sure-Med inventories that had been written up to fair value--$1.1 million; and costs incurred to complete Sure-Med installation obligations--$0.8 million.

(2) Includes a special charge in the fourth quarter of 1999 related to the write-off of an equity investment--$0.6 million. Includes special charges in the third quarter of 2000 related to a $1.1 million expense associated with previously deferred offering expenses and a $0.2 million writedown of identifiable intangible assets remaining from the Sure-Med acquisition.

(3)  Includes special charges in the third quarter of 2000 related to:
     $2.0 million writedown of Commerce One MarketSite software license;
    $0.6 million in employee severance expenses; and $0.3 million writedown of capitalized software development costs.

LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations since inception primarily through the private placement of equity securities, as well as through equipment financing and secured loan arrangements. Through March 31, 2001, we have raised approximately $81.0 million from the private placement of equity securities, net of redemptions. This includes net proceeds of approximately $28.6 million from our last equity financing in the first quarter of 2000.

As of March 31, 2001, our principal sources of liquidity included approximately $7.7 million in cash, cash equivalents and short-term investments and an undrawn $10.0 million revolving credit facility. Our funds are currently invested in U.S. Treasury and government agency obligations, investment grade commercial paper and short-term interest-bearing securities.

In connection with the acquisition of the Sure-Med product line, we incurred a note payable to Baxter Healthcare of approximately $7.9 million. The note is secured by substantially all of the assets supporting the Sure-Med product line. The note is for a term of five years and is repayable in eight equal quarterly installments beginning on March 31, 2002, or earlier upon the closing of an initial public offering. Interest payments are due quarterly at a rate of 8.0% through December 31, 2001, 9% through December 31, 2002 and 10% through
December 31, 2003. We expect to utilize a portion of the net proceeds from this offering to repay the Baxter Healthcare note in full.

We have established a credit facility with a bank that provides us with advances of up to 80% of eligible receivables, as defined, up to $10.0 million, and expires on June 30, 2002. Any advances under the credit facility would be secured by substantially all of our assets. Interest under the credit agreement is payable at an annual rate equal to our lender's prime rate plus 2.25%. Our credit agreement contains covenants that include limitations on indebtedness and liens, in addition to thresholds relating to net capital deficiencies that define borrowing availability and restrictions on the payment of dividends. As of March 31, 2001, we had no borrowings under this credit facility, were eligible to borrow approximately $9.7 million, and were in compliance with the covenants.

We used cash of $19.1 million in operating activities in 2000 compared to $5.0 million used in operating activities in 1999 and $6.7 million provided by operating activities in 1998. The net loss of $20.8 million for 2000 included non-cash charges for depreciation and amortization of $2.8 million, deferred stock compensation of $0.8 million, stock compensation of $0.7 million and a decrease in deferred gross profit of $0.8 million. The net loss of $26.3 million for 1999 included non-cash charges for depreciation and amortization of $2.0 million, Sure-Med pharmacy systems inventory write-off of $9.7 million, an investment writedown of $0.6 million, and an increase in deferred gross profit of $6.0 million. In 1998, cash was provided by net income of $0.6 million, a decrease in accounts receivable of $2.1 million and an increase in deferred gross profit of $4.0 million. In the three months ended March 31, 2001, we used $3.7 million of cash in operating activities compared to $10.0 million in the comparable period of 2000. This reduction in use of cash in 2001 was due principally to our lower net loss. In addition, operating cash flows benefited from a $3.8 million increase in accrued liabilities primarily due to the receipt of $4.2 million from a customer in advance of the execution of a final sale arrangement, partially offset by a $2.1 million increase in inventories to support increased demand. The $4.3 million increase in accounts receivable resulted from a significant portion of our pharmacy and supply system product shipments occurring in March.

Cash of $1.4 million was provided from investing activities in 2000 compared to cash of $0.2 million used in investing activities in 1999 and cash of $7.3 million used in investing activities in 1998. Net maturities of short-term investments were $1.9 million in 2000 and $6.4 million in 1999 compared to net purchases of $5.5 million in 1998. Our 2000 expenditures for property and equipment of $0.5 million was less than the $6.2 million expended in 1999 and the $1.8 million expended in 1998. In the three months ended March 31, 2001, we used $3.7 million of cash in investing activities compared to $12.9 million in the prior year, principally due to a decrease in net purchases of short-term investments of $11.8 million.

We generated cash from financing activities of $24.9 million in 2000 primarily due to completing a private placement of $28.5 million in Series K Preferred Stock partially offset by redemptions of redeemable preferred stock. We used $3.8 million of cash in financing activities in 1999 due primarily to redemption of redeemable preferred stock and $0.6 million of cash was provided by financing activities in 1998 through the issuance of common stock. In the three months ended March 31, 2001, we generated $44,000 of cash from financing activities compared to $26.8 million in the prior year. The decrease is attributable to the completion of our Series K preferred stock financing that raised $28.6 million in the 2000 period.

Through March 31, 2001, we had redeemed 1,081,200 shares of Series J redeemable convertible preferred stock from Sun Healthcare for $15.2 million plus interest of $2.7 million. Cash of $11.6 million was used to satisfy this redemption, with the balance paid by offsetting Sun Healthcare's outstanding accounts receivable balances. In January 1999, Sun Healthcare exercised its right to have us redeem its 1,802,000 shares of Series J Preferred Stock in ten equal quarterly installments beginning in March 1999. All payments have been made except the four quarterly redemption payments of $2.5 million each that were due in September 2000, December 2000, March 2001 and June 2001, which we were not obligated to make because we did not meet certain balance sheet tests under California law. We will no longer be subject to these restrictions of California law following our reincorporation in Delaware. We plan to redeem the balance of the 720,800 shares of Series J Preferred Stock for approximately $10.1 million upon the closing of this offering with a portion of the net proceeds.

We have not paid any significant amount of taxes to date. As of December 31, 2000, we have a net operating loss carryforward for U.S. income tax purposes of approximately $38.0 million, expiring beginning in 2009. There are certain limitations on the use of this net operating loss carryforward. For more information, please see the notes to our consolidated financial statements.

We may be required to raise additional capital through the public equity market, private financings, collaborative arrangements and debt. If additional capital is raised through the issuance of equity or securities convertible into equity, our stockholders may experience dilution, and such securities may have rights, preferences or privileges senior to those of the holders of the common stock. Additional financing may not be available to us on favorable terms, if at all. If we are unable to obtain financing, or to obtain it on acceptable terms, we may be unable to execute our business plan.

On March 9, 2001, we withdrew our registration statement on Form S-1 (registration no. 333-35258) that was originally filed with the SEC on April 20, 2000.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET AND INTEREST RATE RISK

The following discusses our exposure to market risk related to changes in interest rates, foreign currency exchange rates and equity prices. We reduce the sensitivity of our results of operations to these risks by maintaining an investment portfolio which is comprised solely of highly rated, short-term investments. We do not hold or issue derivative, derivative commodity instruments or other financial instruments for trading purposes. We are exposed to currency exchange fluctuations, as we sell our products internationally. We manage the sensitivity of our international sales by denominating all transactions in U.S. dollars.

We are exposed to interest rate risk, as we use additional debt financing periodically to fund capital expenditures. The interest rate that we may be able to obtain on debt financings will depend on market conditions at that time and may differ from the rates we have secured in the past.

RECENT ACCOUNTING PRONOUNCEMENTS

In March 2000, the Emerging Issues Task Force (EITF) published its consensus on Issue No. 00-2, "Accounting for Web Site Development Costs." This EITF sets forth guidance on whether to capitalize or expense certain development costs. We have adopted EITF 00-2 effective January 1, 2000 and capitalized $260,000 of web site development costs in the year ended December 31, 2000. These costs were written off as a part of the 2000 restructuring activities.

In March, 2000, the FASB issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation," an interpretation of APB 25. The Interpretation is applied prospectively to all new awards, modifications to outstanding awards, and changes in employee status after July 1, 2000, with the exception of the definition of employee and stock option repricings as to which the effective date is December 15, 1998. The adoption of this Interpretation did not have a significant effect on our results of operations or financial condition.

In December 1999, the Securities and Exchange Commission issued SAB No. 101, "Revenue Recognition in Financial Statements." SAB 101 provides guidance on the recognition, presentation and disclosure of revenue in financial statements. We have adopted SAB 101 for all periods presented.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 137 and 138, which is effective for years beginning after June 15, 2000. SFAS 133, as amended, will require us to recognize all derivatives on the balance sheet at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. SFAS 133 will be effective for our financial statements for the year ended December 31, 2001. Management believes that this statement will not have a significant effect on our results of operations or financial condition.

                                    BUSINESS

OVERVIEW

We provide an integrated suite of clinical infrastructure and workflow automation solutions for healthcare facilities. These solutions include pharmacy and supply systems, clinical reference tools, an Internet-based procurement application and decision support capabilities. We sell and lease our products and related services to a wide range of healthcare facilities such as hospitals, integrated delivery networks and specialty care facilities, which include nursing homes, outpatient surgery centers, catheterization labs and clinics. As of March 31, 2001, we had installed over 18,600 of our pharmacy and supply systems in over 1,100 healthcare facilities in the United States. In 2000, we generated revenue of $67.4 million from the sale and lease of our products and related services.

The healthcare industry's clinical workflow processes are highly inefficient and predominantly manual. The industry's historical reluctance to invest in information technology has contributed to medical errors and high process costs. Our automation solutions are designed to enable healthcare facilities to reduce medication errors, decrease costs, enhance operating efficiency and improve patient care.

Our clinical infrastructure and workflow automation solutions enable healthcare facilities to acquire, manage, dispense and deliver pharmaceuticals and medical supplies more effectively and efficiently. Our pharmacy and supply systems facilitate controlled delivery of pharmaceuticals and medical supplies directly to clinicians at the point of care. Our Internet-based procurement application automates and integrates healthcare facilities' requisition and approval processes. Our decision support product provides healthcare facilities with the ability to identify trends in drug utilization and diversion, improve regulatory compliance and reduce costs by monitoring usage patterns and optimizing product management.

Our goal is to become the leading provider of clinical infrastructure and workflow automation solutions for the healthcare industry. We will continue to be innovative in the expansion and enhancement of our product offerings. We also intend to expand the adoption of our automation solutions by continuing to collaborate with leading healthcare organizations. Furthermore, we believe our sizable installed customer base provides us with a significant opportunity to grow our business through increased sales to our existing customers.

INDUSTRY BACKGROUND

The healthcare delivery system in the United States is highly fragmented, complex and inefficient. Despite significant advances in science and medical technology, the clinical and management processes employed in healthcare facilities have made little progress in the past 20 years. Presently, many major clinical workflow processes at healthcare facilities are still predominantly manual and paper-based, which reflect healthcare facilities' relatively limited investment in information technology. Gartner, Inc., an independent market research organization, estimates that for 2001 the healthcare industry will invest only 1.6% of its revenue in information technology compared to 13.2% and 5.6% for the communications industry and retail industry, respectively.

Existing healthcare information systems are also limited in their ability to support the modernization of healthcare delivery processes or to address evolving patient safety initiatives, requirements of managed care and new healthcare regulations. Today, most healthcare facilities' information systems are oriented toward financial functions such as patient billing. These systems generally do not provide current, real-time information that healthcare providers need to make clinical and managerial decisions. Furthermore, individual departments within the same healthcare facility or network frequently purchase separate systems customized to their specific requirements, forcing the healthcare facility to maintain disparate information systems that do not operate or interface well with one another.

NEED FOR CLINICAL INFRASTRUCTURE SYSTEMS

In November 1999, the Institute of Medicine issued a report based on the results of over 30 independent studies appearing in medical peer review journals over a 12-year period. The report indicated that medical errors are among the top ten causes of death in the United States, accounting for more deaths than motor vehicle accidents, breast cancer or AIDS. The report also indicated that in 1993 over 7,000 deaths resulted from medication errors. The following findings were noted in the report:

    - A 1995 study of 4,031 adult admissions to 11 medical and surgical units at two hospitals estimated that an average of 1,900 adverse drug events occur per hospital per year, with 28% judged to be preventable.

    - The same 1995 study found that approximately three out of every four medication errors were caused by one of seven types of systems failures, including drug knowledge dissemination, dose and identity checking, order transcription and medication order tracking.

    - A 1997 study of two hospitals over a six-month period estimated that approximately 2% of admissions experienced a preventable adverse drug event, resulting in average increased hospital costs of $4,700 per adverse drug event admission or approximately $2.8 million annually for a 700-bed hospital.

In March 2001, the Institute of Medicine issued a follow-up report that recommended increased investment in information technology as a means of reducing medical errors and improving the overall quality of patient care.

Since the 1999 Institute of Medicine report was released, California has passed legislation requiring the eventual adoption of technologies aimed at reducing avoidable medication errors. Other states are considering similar legislation. Additionally, a consortium of large employers known as the Leapfrog Group was recently formed with the express purpose of pressuring healthcare facilities to provide safer care for employees of Leapfrog member companies. The Leapfrog Group's members, which include companies such as AT&T, Ford Motor Company, General Electric, IBM and 3M, employ approximately 26 million people and spend an estimated $45 billion annually on healthcare. One of the initiatives of the Leapfrog Group is to encourage employees to use healthcare facilities that invest in computerized systems designed to prevent avoidable medical errors.

In January 2001, the JCAHO, an independent, not-for-profit organization that evaluates and accredits approximately 19,000 healthcare facilities in the United States, approved standards directly focused on patient safety and medical error reduction in healthcare facilities. Healthcare facilities seeking accreditation from the JCAHO are required to establish ongoing patient safety programs, including the application of knowledge-based information to reduce risks to patients and the creation of an environment that encourages identification of errors, establishment of remedial steps to reduce the likelihood of recurring errors and identification of risks to patients.

ECONOMIC PRESSURES ON HEALTHCARE FACILITIES

Throughout the 1990s, the increasing cost of providing healthcare led to the rise of managed care. Healthcare providers aligned into networks and health plans established guidelines for reimbursement for healthcare delivery, reducing overall reimbursement rates. Federal policy in the United States also influenced the economic climate of the healthcare industry. Passage of the Balanced Budget Act of 1997 proposed a reduction of payments to healthcare providers of more than $250 billion over a five-year period. This significantly reduced the operating margins of healthcare facilities and limited their access to capital. Although these pressures resulted in lower total spending on healthcare, many of the larger systemic issues in the industry have not been adequately addressed, including improving patient care and upgrading outdated information systems.

Economic pressures and the need to negotiate more effectively with managed care organizations have also induced a wave of consolidation, both vertically and horizontally, among healthcare providers to form newly defined delivery organizations. Many of these newly created organizations expected to realize significant economies of scale as a result of consolidation. These economies of scale have not fully materialized, however, and new problems have emerged from consolidation, including inefficiencies associated with managing disconnected and disparate information systems. Integrated delivery networks are only now beginning to address these issues.

Labor shortages in the U.S. healthcare market also have adversely impacted patient care and accentuated the need for investment in information technology to improve labor productivity. A December 2000 report from the U.S. Department of Health and Human Services indicated that the United States is experiencing a growing shortage of licensed pharmacists, a trend that it expects to continue. According to the report, the shortage has resulted in less time for pharmacists to counsel patients, longer working hours and a greater potential for fatigue-related errors. Similarly, according to the American Organization of Nurse Executives, most regions in the United States are also experiencing a major nursing shortage. In February 2001, a survey by the American Nursing Association revealed that 75% of nurses feel the quality of patient care has declined over the past two years, and a majority of nurses cited inadequate staffing as the primary cause of this decline.

THE OMNICELL SOLUTION

We provide an integrated suite of clinical infrastructure and workflow automation solutions capable of enterprise-wide implementation by healthcare providers. These solutions include pharmacy and supply systems, clinical reference tools, an integrated Internet-based procurement application and decision support capabilities. Our solutions enable healthcare providers to:

    - REDUCE MEDICATION ERRORS. Our pharmacy systems (i) track clinician, patient and drug data, (ii) display a patient's full drug profile,
      (iii) alert clinicians to allergies and drug interactions and (iv) track late or missed doses. Our systems interface directly with a healthcare facility's clinical pharmacy system, facilitating the dissemination of clinical pharmacy data and effectively extending the pharmacist's control of dispensed pharmaceuticals to the point of care. Our pharmacy systems are typically equipped with a touch screen Web browser that provides direct access to a third-party drug information database. This functionality allows clinicians to review information on dosage, administration, contra-indications and drug interactions at the point of care. Our pharmacy systems also support drug error detection by providing direct access, via the Internet, to medication error reporting and analysis software.

    - REDUCE COSTS. Our pharmacy and supply systems store pharmaceuticals and medical supplies in a closed, controlled environment. By requiring a caregiver to enter their identification code and select a patient's name before removing a pharmaceutical or supply, only the items needed for each particular patient procedure are removed. This ensures that items are allocated properly and charged to the appropriate patient. Our automation systems also capture data on product utilization and inventory levels in real-time, allowing pharmacy and materials management departments to avoid shortages in care areas, improving patient care. Furthermore, by comparing actual utilization rates with standing inventory levels, business managers can optimize inventory levels across the entire enterprise. By controlling and monitoring access to pharmaceuticals and supplies, our systems also discourage stockpiling or theft. We estimate that our supply systems can reduce our customers' annual supply consumption costs by approximately 15% to 20% and reduce their required inventory levels by approximately 25% to 30%.

    - IMPROVE OPERATING EFFICIENCY. Our pharmacy and supply systems accurately capture data by patient, physician, location and billing code. These systems interface with our customers' existing clinical pharmacy, financial and materials management systems to automate such processes as medication reporting, patient billing and inventory replenishment. This eliminates manual processes and provides our customers with immediate access to data gathered by our systems to facilitate real-time operations management. Use of our pharmacy and supply systems also reduces process costs and increases labor productivity, enabling caregivers to devote more time to delivering patient care and allowing support personnel to provide additional services with fewer people. We estimate that our supply systems can reduce our customers' personnel needs by 1.5 full-time equivalent employees for every 100 occupied hospital beds.

    - LEVERAGE INVESTMENTS IN EXISTING INFORMATION SYSTEMS. Because our automation solutions are designed to integrate with healthcare facilities' existing clinical pharmacy, financial and materials management systems, we can preserve their existing investments in these systems and enhance those systems' functionality. We have developed over 1,500 live, proprietary software interfaces that integrate our automation solutions with healthcare facilities' existing information systems. We believe our interface capabilities make our solutions particularly useful to large enterprises, such as integrated delivery networks, that often use multiple, disparate information systems among their facilities.

    - SIMPLIFY ORDERING PROCESSES. Our Internet-based procurement application, OmniBuyer, simplifies the predominantly manual, paper-based procurement processes that currently exist in most healthcare facilities. By automating the purchasing process, OmniBuyer reduces administrative work and processing costs, increases contract compliance and improves order accuracy and information management. Used in conjunction with our pharmacy and supply systems, our customers are able to benefit from a fully electronic supply chain, from selected suppliers to the point of use. We estimate that OmniBuyer reduces the cost of issuing a purchase order from an average of $75 to $125 per purchase order to $15 to $30.

    - MONITOR UTILIZATION TRENDS. Our Internet-enabled decision support tool, DecisionCenter, tracks pharmaceutical and supply utilization by physician, patient, procedure, item and diagnosis code. DecisionCenter provides healthcare facilities with the ability to identify trends in drug utilization and diversion, improve regulatory compliance and reduce costs by monitoring usage patterns and optimizing product management. DecisionCenter also provides secured trend analysis, decision support and regulatory compliance reports based on data gathered from our pharmacy and supply systems and other information systems within the healthcare facility.

STRATEGY

Our goal is to become the leading provider of clinical infrastructure and workflow automation solutions for the healthcare industry. We intend to achieve this goal through the following strategies:

    - CONTINUE TO LEVERAGE AND EXTEND OUR SOLUTIONS. We intend to continue to develop features and functionality for our automation solutions that address the patient safety and cost-containment pressures confronting healthcare facilities. In addition, we intend to continue to add software, hardware and Internet-based solutions that complement and extend our automation solutions. For example, in 1999, we introduced OmniBuyer, which automates healthcare facilities' purchasing processes, to provide a complementary service to our pharmacy and supply systems.

    - COLLABORATE WITH LEADING HEALTHCARE PROVIDERS. We work closely with leading healthcare institutions, such as the Cleveland Clinic, Massachusetts General Hospital and New York University Hospitals Center, in the definition, development and deployment of our products and services. These institutions demand innovative and cost-effective products and services that address their clinical infrastructure and workflow automation needs. They also require that our products and services be comprehensive in scope and capable of supporting the operations of an entire healthcare enterprise. Through our collaborations with leading healthcare institutions, we seek to establish our automation solutions as industry standards for clinical infrastructure and workflow automation.

    - FURTHER PENETRATE OUR INSTALLED CUSTOMER BASE. We have a sizable installed base of over 18,600 pharmacy and supply systems in over 1,100 healthcare facilities. Most of our customers have purchased only a subset of our products and services, or have not yet implemented our products and services throughout their facilities. As a result, we believe a significant opportunity exists to expand sales to our existing customers. We intend to leverage our close customer relationships and the measurable benefits of our products and services to capitalize on this opportunity.

    - DEVELOP SOLUTIONS THAT ENHANCE OUR CUSTOMERS' EXISTING SYSTEMS. We expect healthcare facilities to continue to demand our clinical infrastructure and workflow automation solutions as a means to preserve, leverage and upgrade their existing information systems. We will continue to deliver Internet-based and fully integrated automation solutions that are cost-effective and enhance our customers' existing information systems. We will also continue to utilize our dedicated interface team, proprietary hardware and software interface technologies and over 1,500 live interfaces to fully integrate our automation solutions with our customers' existing information systems.

    - DEVELOP STRATEGIC RELATIONSHIPS. We expect to continue to enter into strategic relationships that enhance our product offerings, broaden our automation solutions and increase our sales opportunities. We expect these relationships to increase the clinical efficacy of our automation solutions and open new markets for them. We currently have a relationship with Gold Standard Multimedia whose Clinical Pharmacology database connects to our pharmacy systems through the Internet, providing important drug allergy and drug interaction information to clinicians as they remove medications from our pharmacy systems. We also have a strategic relationship with Becton, Dickinson and Company that allows us to co-market their bedside Rx System for prevention of medication errors to our installed customer base. The Becton Dickinson system is intended to be fully integrated with our pharmacy systems to promote maximum safety in the delivery of medications to the patient while automating and enhancing workflow.

OMNICELL PRODUCTS AND SERVICES

Our automation solutions include pharmacy and supply systems, an Internet-based procurement application and decision support capabilities. Our pharmacy and supply systems consist of modular, secured and computerized cabinets and related software technology that manage and dispense pharmaceuticals and medical supplies. OmniBuyer automates the healthcare facility's requisition process, and DecisionCenter provides trend analysis and decision support based on data gathered by our pharmacy and supply systems. In pricing our products and services, we take into account our costs of production, customer feedback and our competitors' prices. In general, the minimum initial price for one of our pharmacy and supply systems is approximately $20,000. However, most of our customers purchase multiple systems, totaling $300,000 to $400,000. A number of our customers have purchased and installed over $1 million of our pharmacy and supply systems.

PHARMACY SYSTEMS

We offer two lines of pharmacy systems, Omnicell and Sure-Med. Our Omnicell pharmacy systems are highly configurable and are typically installed with high-resolution color touch screens. Our color touch screens provide users with a Windows-based graphical interface that is suited for displaying a patient's medical profile and Internet-based clinical information. In addition, our Omnicell pharmacy systems have dispensing drawers that support multiple levels of security by utilizing single-dose lids, locking lids, sensing lids and patented guiding lights. The systems are configured to support clinical workflow in all areas of the hospital including the operating rooms, emergency rooms, intensive care units and medical/ surgical floors.

We acquired the Sure-Med pharmacy system from Baxter Healthcare in 1999. Our Sure-Med systems incorporate a variety of storage compartments and software that is compatible with all of our automation solutions. Our Sure-Med systems offer a wide range of configuration and dispensing technologies, including unit-dose dispensers and multiple drawer sizes. The unit-dose module dispenses only the requested medication doses and is best suited for medications where regulatory guidelines mandate a highly controlled environment. Clinicians prefer this technology in high-security situations because it automates much of the logistical and documentation burden and responsibility associated with dispensing controlled medications. In late 2000, we extended our color touch screens and associated software available on our Omnicell pharmacy system to the Sure-Med pharmacy system. This will enable both systems to function on a common platform, allowing customers to add our other products to their Sure-Med pharmacy systems. We expect broad adoption of this new technology across our Sure-Med installed base.

SUPPLY SYSTEMS

Our primary supply systems are comprised of one, two or three cabinets. Each cabinet is approximately two feet wide, six feet high and two feet deep with capacity for up to 120 stock keeping units. Auxiliary cabinets can be added to the system to provide additional storage capacity. Various shelf, drawer and rack modules facilitate a wide array of storage configurations.

Our supply systems incorporate locked transparent doors that restrict access to the supplies contained in our systems. Users enter their identification number on a console and select the appropriate patient name. Specific doors then open based on the security level of the user. Using our patented "See & Touch" technology, the user is able to record supply utilization by pushing a dedicated reorder button on the shelf in front of the selected item.

COMBINATION SYSTEMS

Our combination systems allow healthcare organizations to store pharmaceuticals and medical supplies in a single system. The architecture of our combination system enables each operating department to manage its products independently of other operating departments, restricting clinician and technician access to only appropriate pharmaceuticals and medical supplies and allowing the tracking of transaction data, inventory levels, expenses and patient treatment costs through a single database. By utilizing our combination systems, healthcare facilities are able to handle pharmaceuticals and medical supplies with greater flexibility and efficiency.

OMNICENTER

OmniCenter is a computerized central server that processes transaction data to and from our pharmacy and supply systems, recording each transaction by user, patient, item quantity, cost, date and time. OmniCenter enables the pharmacy and materials management departments to run reports automatically or on demand, indicating when to restock the systems and when to reorder pharmaceuticals and supplies. OmniCenter also permits the user to generate a wide range of standard and customized reports. As a diagnostic service, we are able to remotely access an installed OmniCenter from our technical support center to monitor the status of the server and all installed pharmacy and supply systems.

OMNIBUYER

OmniBuyer is a secure Internet-based procurement application that automates and integrates a healthcare facility's requisition and approval processes. The application incorporates buyer-specific business rules, such as spending limits, negotiated pricing, approval routing and customized access profiles. In addition, OmniBuyer is integrated with the healthcare facility's existing information systems, further streamlining the purchasing process. OmniBuyer is based on Commerce One's BuySite technology that we have customized to meet the complex needs of the healthcare industry.

OmniBuyer provides a single online point of entry to meet the procurement needs of buyers at healthcare facilities. We typically sell OmniBuyer on an application service provider basis. Using OmniBuyer, our customers determine the specific suppliers, including manufacturers, distributors, marketplaces and exchanges, to which their buyers will have access.

DECISIONCENTER

DecisionCenter is an Internet-enabled decision support product that provides secure trend analysis, decision support and regulatory compliance reports based on data from our pharmacy and supply systems. It consolidates information from one or more OmniCenters into one database. The data are stored in a raw format as well as aggregated for rapid response to queries. We have developed the "My-Omni" Web page that allows users to configure frequently requested information from a short menu. In addition, we offer sophisticated graphical tools that allow users to make detailed queries across all data fields. These systems are typically interfaced with the healthcare facility's medical records system in order to augment the database with correctly associated diagnosis codes. Data can be viewed by authorized users and personnel at any time, allowing for easy and comprehensive analysis to improve decision making.

SERVICES

We provide three types of services in support of our automation solutions:
(i) post-sales installation services at customer facilities, provided by our field service organization; (ii) integration services in which our interface development team interfaces our solutions with our customers' existing clinical pharmacy, financial, and materials management systems; and
(iii) post-installation technical support. We generate revenue from service contracts for post-installation technical support, which provides our customers with phone support, on-site service, parts, and access to software upgrades. On-site service is provided by a combination of our field service operations team, technical support group and 150 field service representatives from Dade Behring Inc., a third-party service company.

MEDCENTERCITY

We own and operate MedCenterCity, a Web site for healthcare professionals, as a service to the healthcare community. The site includes articles on relevant issues, including the cost of healthcare, reducing medical errors and the Healthcare Information Portability and Accountability Act of 1996.

CUSTOMERS

Our target customers for our automation solutions are healthcare facilities, including hospitals and alternate care facilities. As of March 31, 2001, over 1,100 hospitals and specialty care facilities had purchased or leased our pharmacy and supply systems. The following entities are our 15 largest hospital customers which have first purchased or leased pharmacy and supply systems since 1997:

- Baptist Hospital of Miami                   Miami, FL
- Children's Medical Center of Dallas         Dallas, TX
- The Cleveland Clinic                        Cleveland, OH
- Dwight D. Eisenhower Army Medical Center    Fort Gordon, GA
- Inova Fairfax Hospital                      Falls Church, VA
- Jackson Memorial Hospital                   Miami, FL
- Madigan Army Medical Center                 Tacoma, WA
- Massachusetts General Hospital              Boston, MA
- NYU Hospitals Center                        New York, NY
- The Reading Hospital and Medical Center     Reading, PA
- Southern Arizona VA Healthcare System       Tucson, AZ
- St. Joseph's Hospital & Medical Center      Paterson, NJ
- St. Joseph's Hospital & Medical Center      Phoenix, AZ
- University of Iowa Hospitals and Clinics    Iowa City, IA
- Walter Reed Army Medical Center             Washington, DC

ASCENSION HEALTH

Ascension Health, headquartered in St. Louis, Missouri, is the largest non-profit healthcare system in the United States, with a network of more than 75 hospital, specialty care and other healthcare facilities in 15 states and the District of Columbia. In July 2001, we entered into a five-year technology sharing and license agreement with Ascension, with the option to renew for an additional five-year term. Under the terms of the agreement, we agreed to provide OmniBuyer to the entire Ascension system.

RUSH-PRESBYTERIAN CASE STUDY

Rush-Presbyterian-St. Luke's Medical Center in Chicago, Illinois is an example of a healthcare facility progressively adopting our automation solutions to derive benefits across the enterprise. In December 1993, Rush-Presbyterian installed our supply systems in an area of its facility called the Atrium. A two-year retrospective study was performed by Rush-Presbyterian and us to assess the long-term impact of our supply systems on Rush-Presbyterian's inventory management processes. The study found that total supply consumption in the Atrium for the first year, 1994, declined by almost $150,000 or 20.3% versus the baseline year. In 1995, total supply consumption in the Atrium dropped an additional $30,000 below the already reduced first-year level, to 24.3% below the baseline year. Rush-Presbyterian has expanded its use of our supply systems to other areas of the facility, including the Cardiovascular Catheterization Unit (CVCU).

In November 1999, Rush-Presbyterian implemented OmniBuyer in the CVCU. In the CVCU, Rush-Presbyterian has automated the procurement process from the point of use to the supplier. The automation process begins when an item such as a catheter is removed from one of our supply systems. The user then pushes a dedicated reorder button for each item removed. The usage data generated by these transactions are consolidated by our OmniCenter, which interfaces with OmniBuyer. When a reorder point is reached, the manager of the CVCU receives an automatic e-mail message, notifying him to log on to OmniBuyer, where he views a requisition detailing the products to be reordered. The manager is then able to edit and approve the requisition. Once approved, OmniBuyer transmits the requisition to the supplier, accessing current pricing information from the supplier and sends the order to the Rush-Presbyterian enterprise resource planning system in order to generate an accurate purchase order. After the requisition has been received and processed by the supplier, an e-mail message is sent back to the requisitioner to verify that the order has been received and processed. The e-mail message identifies backorder status, which is helpful if a different supplier needs to be contacted to obtain a required product. The e-mail message also identifies discrepancies in supplier pricing by comparing automatically purchased goods to contract prices. This feature has already saved Rush-Presbyterian thousands of dollars in inadvertent supplier overcharges.

STRATEGIC RELATIONSHIPS

We establish and maintain relationships with companies whose products, services, technologies and/or market presence enhance our ability to deliver value to our customers and who open up additional sales opportunities for our automation solutions. With the exception of Bergen Brunswig and our August 1999 agreement with Commerce One, we believe that alternative arrangements could be secured in the event of termination of agreements with the companies listed below. Among the most significant relationships are the following:

BERGEN BRUNSWIG CORPORATION

Bergen Brunswig Corporation is a leading supplier of pharmaceuticals and specialty healthcare products as well as information management solutions and consulting services. In July 2001, we entered into a strategic partnership with Bergen Brunswig whereby both parties agreed to collaborate in certain sales situations and to respond jointly, where appropriate, to customer requests for proposals. We have further agreed to collaborate to integrate our pharmacy systems and OmniBuyer with Bergen Brunswig's distribution services and software platform, InterLinx, to enable our joint customers to automate the workflow associated with procuring and distributing pharmaceuticals from Bergen Brunswig. The agreement has an initial term of five years, with an option to renew thereafter. In connection with the agreement, we have requested that the underwriter reserve for sale, at the initial public offering price, up to $5 million of our common stock in the offering for Bergen Brunswig. In the event Bergen Brunswig purchases reserved shares in the offering or otherwise makes a private investment in Omnicell of at least $3 million by December 31, 2001, we will become obligated to pay a commission to Bergen Brunswig on future sales of our products attributable to the collaboration with Bergen Brunswig.

In March 2001, Bergen Brunswig entered into a merger agreement with AmeriSource Health Corporation to create a new company called AmeriSource-Bergen Corporation. The merger is still pending approval from each of the company's shareholders and the Federal Trade Commission. We do not anticipate that our relationship with Bergen Brunswig would be affected by the completion of this transaction.

BECTON, DICKINSON AND COMPANY

Becton Dickinson is a manufacturer of medical supplies, devices and diagnostic systems, including the BD Rx System. The BD Rx System allows nurses to perform a final, bedside safety check by positively identifying the correct patient, medication, dosage, time and method of delivery before administering the medication. The system utilizes a sophisticated hand-held computing platform and bar code scanner that a nurse can transport from patient to patient. In June 2000, we agreed to co-market the BD Rx System to our installed base of pharmacy system customers.

GOLD STANDARD MULTIMEDIA (CLINICAL PHARMACOLOGY)

Gold Standard Multimedia is a provider of multimedia programs for the healthcare market. Gold Standard Multimedia's drug information application, Clinical Pharmacology, was named eHealthcareWorld's 1999 Gold Award winner for best online publication for professionals. We have an agreement with Gold Standard Multimedia to make the Clinical Pharmacology database available to our customers through the Web browser loaded onto all of our color touch screens. Access to the database is integrated with our pharmacy systems so that when a nurse removes a drug for a patient, commands are processed through the browser that make clinical information about that drug available to the nurse on our color touch screen. The nurse can view allergy and drug interaction information, locate specific details and view an image of the drug. We believe that access to these types of information from our pharmacy systems can prevent medication errors. Clinical Pharmacology also provides drug information that nurses can print for patients prior to discharge to reinforce patient education.

U.S. PHARMACOPEIA

U.S. Pharmacopeia is a non-profit organization that establishes standards to ensure the quality of medicines. We have a co-marketing agreement with U.S. Pharmacopeia that makes their MedMARx medication error reporting and analysis software available on our pharmacy systems. The MedMARx software provides a standardized framework for medication error reporting. From our color touch screen, clinicians can record medication errors, run standard and customized reports and view the results in chart and graph form. These reports help clinicians follow trends and pinpoint problem areas. U.S. Pharmacopeia also maintains a national medication errors database that allows healthcare facilities to anonymously compare themselves to similar institutions.

ROSEBUD SOLUTIONS

Rosebud Solutions provides software solutions that automate the process of tracking and managing equipment within healthcare facilities. Rosebud Solutions' Medical Equipment Management Systems (MEMS) solution helps healthcare facilities improve asset utilization, reduce cost, simplify processes and improve patient care through better medical equipment management. In particular, MEMS helps reduce the incidence of hospital-associated infections by tracking incidents of patient-to-patient equipment transfer and giving healthcare facility personnel a tool for preventing such transfers. In February 2001, Omnicell entered into an exclusive reseller agreement with Rosebud Solutions to sell its MEMS program and other products to our customers.

INNOVATIVE PRODUCT ACHIEVEMENTS, INC. (SCRUBAVAIL)

Innovative Product Achievements, Inc. is an inventory management systems company focused on the development of innovative solutions for the management of materials in healthcare facilities. We co-market Innovative Product Achievements' ScrubAvail system as an extended offering to our supply systems. ScrubAvail is an advanced inventory control system for surgical scrub suits. The ScrubAvail system is typically installed in the operating room, labor and delivery, emergency room and other high surgical scrub use areas. In the United States, over 4,000,000 scrub suits are dispensed annually through ScrubAvail systems.

COMMERCE ONE, INC.

Commerce One, Inc. is a provider of e-commerce solutions that dynamically link buying and supplying organizations to form real-time trading communities. In August 1999, we entered into an agreement with Commerce One and paid a license fee pursuant to which we received a license to Commerce One's Hosted BuySite software for use in developing our OmniBuyer application. The agreement also provides for program management services and ongoing maintenance and support of the software for additional fees. The agreement continues perpetually unless otherwise terminated by either party pursuant to the termination provisions of the agreement. In June 2001, we entered into another agreement with Commerce One to allow us to co-sell the licensed version of Commerce One's BuySite software. In addition, our strategic relationship with Commerce One allows for co-marketing and co-development efforts and enables us to utilize their e-commerce technology platform and access their Global Trading Web. In March 2000, Commerce One made an equity investment in our company.

RESEARCH AND DEVELOPMENT

We commit significant resources to developing new products and technologies that bring value to our customers. We believe that our research and development focus and quality team are key competitive advantages in the industry. As of June 30, 2001, we have 63 employees in research and development, approximately 17% of our entire workforce. Research and development expenses were $6.0 million, $8.7 million and $11.3 million in the years ended December 31, 1998, 1999 and 2000, respectively, representing 12.4%, 15.8% and 16.7% of total revenues in those years.

Our architecture and sophisticated product development process allow for rapid development and testing times. The software architecture for our pharmacy and supply systems is based on database products and development tools centered around the Microsoft Windows NT platform and the Microsoft Internet Information Server. This software is installed at the customer site. We develop application software that is generally applicable to all customers, while retaining broad customization functionality. We maintain a single release applicable to both our pharmacy and supply systems, with each new release containing more configurable options as new features are added, while retaining previous functionality for backward compatibility. Interfacing with our customer's existing information systems is done according to the Health Level Seven (HL7) standards or, for non-compliant systems, is done utilizing our custom interface software. Interface software is kept separate from the main software release. Communication between the OmniCenter server and the pharmacy and supply systems and interface software is accomplished through an application programming interface. Each new release of server software maintains backward compatibility with this application programming interface, so that previous versions of interfaces and pharmacy and supply systems continue to operate when the OmniCenter server software is upgraded. Our products currently do not require approvals beyond standard Underwriters Laboratories or Canadian Safety Association equivalent certification.

A vital part of our automation solutions business and among our core competencies is a dedicated hardware group. While software occupies the majority of our development resources, the knowledge and expertise of our hardware group is one of the significant barriers to entry for potential competitors. Since our pharmacy and supply systems handle physical product, a considerable amount of skill is required in designing mechanisms that will automatically dispense a variety of sizes of pharmaceuticals and medical supplies. Our mechanical and electronic designers use automated design tools to allow full three-dimensional simulation down to individual piece part drawings. In many cases our design documentation is transmitted to suppliers electronically.

For our OmniBuyer application, our strategic relationship with Commerce One allows us to incorporate and extend Commerce One's technology platforms, applications, source code and documentation into healthcare. Their tools allow us to modify their BuySite software to produce our branded OmniBuyer application, minimizing the effort to port specific software changes to the latest Commerce One release.

TECHNOLOGY

Much of our architecture is based on industry standards such as programming languages like C++, Visual Basic and Java, standard HL7 healthcare interfaces, the Microsoft Windows NT operating systems, Intel microprocessors and standard IEEE 802.11b wireless protocols. Our product development teams employ object-oriented analysis and design principles to guide the development of an object-oriented system of software code. Our methodology allows us to utilize the capabilities of object-oriented programming languages like C++ and Java to build reusable components and designs. This methodology also helps reduce the risks inherent in developing complex systems and helps us design our solutions to meet the needs of our customers.

Scalability is a key benefit of our product offering and an area of continuous focus in our research and development activities. Our pharmacy and supply systems deploy current industry standard Microsoft Windows NT 4.0 Server operating software and Pentium-class Intel microprocessors. The OmniCenter server is designed to support our systems, fully deployed, at the largest healthcare facility.

Historically, we have typically offered a major upgrade to our application software approximately once a year. Our most recent automation software release was Omnicell 6000, which became commercially available in February 2001. Upgrades are included as part of our standard service contract, and the majority of our customers have a service contract. In some cases, due to requirements of the underlying operating systems, our customers may need to upgrade older OmniCenter PC platforms (not the embedded PCs in the systems). In these cases, our customers are charged a single price for a new PC and on-site installation of the upgrade and database transfer.

Our service contracts include the license to use the software and receive upgrades. In some cases, certain new features in an upgrade may be chargeable items. If the customer declines to purchase the chargeable upgrades, then the upgrade is performed without enabling those chargeable features. In the majority of cases, upgrades to software functionality may also lead to the purchase of additional Omnicell proprietary hardware. New releases of OmniBuyer occur approximately every three months. With each new release, every existing OmniBuyer customer is upgraded, as part of the ASP hosting fee.

Current server hardware is available with single or dual processor platforms with, or without, redundant arrays of independent disks and power supplies, depending on the size of the application. In addition to developing new application features, our software development group makes continuous improvements to our proprietary applications and communications software to optimize the speed and performance of our systems. We maintain a separate software quality assurance department that provides testing of new features and regression testing of the existing features before we release software for test sites. At the successful completion of the testing period, the software is released for general availability.

In the Internet-based procurement area, Commerce One's solution utilizes XML software technology platform servers to generate and securely transmit XML documents over the Internet. Commerce One has also created a common business library designed to enable a common language-based framework for uniting disparate business document types. While we believe that XML software technology is emerging as an industry standard for business-to-business electronic commerce, we have also developed translation technology that converts XML documents into other document formats. This translation technology allows us to deliver purchase orders to suppliers in a wide variety of document formats, including electronic data interchange, Open Buying on the Internet, ASCII flat file, e-mail, Microsoft Excel and facsimile.

Our Internet-based products use 128-bit encryption, HTTPS-SSL and password-protected user access. Our servers are located behind corporate firewalls and access is multiple password-protected. We recognize our obligations to safeguard patient information and other customers' proprietary or confidential information to which we may have access through the use of our automation systems and OmniBuyer. We have implemented a Privacy and Use of Information Policy and strictly adhere to established privacy principles, use of customer information guidelines and federal and state statutes and regulations regarding privacy and confidentiality, including those measures and practices required under the Health Insurance Portability and Accountability Act of 1996.

SALES, MARKETING AND CUSTOMER SUPPORT

We market and sell our products and services to a variety of healthcare organizations, including hospitals and alternate care facilities, targeting hospitals with over 100 beds and alternate care organizations with multiple facilities. In the United States and Canada, we have a direct sales force organized into six regions. We sell through distributors in Europe, the Middle East, Asia and Australia. Each of the members of our direct sales force sells our pharmacy and supply systems, OmniBuyer and DecisionCenter. Our sales representatives have, on average, over eight years of sales experience in the healthcare industry. A regional vice president coordinates both the sales and field service operations activities in each region.

Our marketing group is responsible for product marketing, marketing communications, Web site development, public relations, sales support and training. It generates leads through a variety of means, including advertising, direct marketing and participation in trade shows and conferences covering such areas as pharmacy, nursing, anesthesiology, operating room management, hospital administration, materials management, electronic commerce and supply chain management.

The sales cycle for our automation systems is long and can take in excess of 12 months. This is due in part to the cost of our systems and the number of people within a healthcare facility involved in the purchasing decision. To initiate the selling process, the sales representative generally targets the director of pharmacy, the director of materials management and/or other decision makers and is responsible for educating each group within the healthcare facility about the benefits of automation. To assist hospitals in the acquisition of our systems, we offer multi-year, non-cancelable leases that reduce up-front acquisition costs. Typically, we sell our customers' lease agreements to a third-party leasing company. We have contracts with several group purchasing organizations (GPOs) that enable us to sell our automation systems to GPO-member healthcare facilities without going through a lengthy request for proposal and bidding process. These GPO contracts are typically for multiple years with options to renew or extend for up to two years but can be terminated by either party at any time. Our current

GPO contracts include Premier, Inc., Novation, LLC, Consorta Catholic Resources Partners, Tenet Healthcare Corporation and the Department of Veterans Affairs.

Our field service operations representatives support our sales force by providing operational and clinical expertise prior to the close of a sale and installing our automation systems post-sale. This group assists the customer with the technical implementation of our automation systems, including configuring our systems to address the specific needs of each individual customer. After the systems are installed, on-site support is provided by a combination of our field service operations team, technical support group and a third-party service company.

We offer technical support through our technical support center in Waukegan, Illinois. The support center is staffed 24 hours a day, 365 days a year. We use the Siebel Systems software package, an industry standard for call centers, to field calls from customers. We have found that two-thirds of all service issues can be addressed either over the phone or by our support center personnel utilizing their on-hand remote diagnostics tools. In addition, we utilize remote dial-in software that monitors customer conditions on a daily basis.

We leverage our sales and field service organizations, along with our technical support center, to sell, implement and support OmniBuyer. In addition, we have added specialists who work solely with healthcare facilities to implement OmniBuyer. The implementation process is done in phases. We work with each healthcare facility to determine its purchasing and approval flows. We also interface OmniBuyer to all relevant information systems, assist with connectivity to suppliers, marketplaces and exchanges and provide training on the application.

MANUFACTURING OF PHARMACY AND SUPPLY SYSTEMS

Our pharmacy and supply systems manufacturing strategy is to produce custom configured systems with rapid turnaround in a high-quality and cost-effective manner. We currently conduct our manufacturing operation in a 23,000 square foot facility in Palo Alto, California operating on one shift. We operate on a continuous flow, just-in-time basis to perform final assembly, configuration and system testing of all products. Our customer service personnel work closely with the end user to determine specific customer requirements for each installation. The detailed customer requirements are transmitted electronically to our manufacturing facility where they are used to custom configure each unit. Our operating software is installed as a part of the assembly process. Once assembled, every unit undergoes mechanical and systems testing prior to shipping.

Our production activities consist primarily of final assembly of mechanical components and electronic sub-systems outsourced to key suppliers. While many components of our systems are standardized and available from multiple sources, certain components or subsystems are fabricated according to our specifications. We endeavor to obtain multiple sources of supplies for certain components. We believe we could obtain alternative sources of supplies within two to four months if our current suppliers were unable to provide us with adequate quantities of such components.

Our products are designed with a high degree of modularity that facilitates manufacturing, assembly and configuration and enables rapid deployment of new products and product enhancements. We have automated much of the software quality assurance process and have streamlined key steps in the mechanical prototyping process in order to minimize the time from design prototype to volume production. We work closely with several key fabricators and subassembly manufacturers on new products and utilize lower-cost manufacturers whenever possible while maintaining product quality and availability. We are continuously re-engineering our products to reduce manufacturing costs while improving product reliability and serviceability.

Our quality assurance team inspects and creates an electronic record for every product before it is shipped using personal digital assistants. This information is used to monitor workmanship by recording the number of defects per thousand units. Each manufacturing employee is part of an incentive program tied to reducing defects per thousand units. Quality issues are gathered through weekly field updates and direct calls from our sales and customer support groups. These issues are addressed in weekly reliability meetings, which bring together our engineering, manufacturing and quality assurance teams.

COMPETITION

The clinical infrastructure and workflow automation market is intensely competitive and characterized by evolving technology and industry standards, frequent new product introductions and dynamic customer requirements. Many healthcare facilities still use and may continue to use highly manual approaches that do not utilize automated methods of distribution, inventory tracking or procurement. As a result, we must continuously educate existing and prospective customers regarding the advantages of our products.

We expect continued and increased competition from current and future competitors, many of which have greater financial, technical, marketing and other resources. Our current direct competitors in the pharmacy and supply systems market include Pyxis Corporation (a division of Cardinal Health) and Automated Healthcare (a division of McKessonHBOC).

We believe that companies in the clinical infrastructure and workflow automation market compete based on:

    - breadth and depth of product offerings;

    - ease of use and efficiency;

    - ability to incorporate the customer's requisition and approval process;

    - ability to integrate their services with the customer's existing systems and software;

    - quality and reliability of product offerings;

    - customer service; and

    - price.

We believe our products and services compare favorably with those offered by our competitors, particularly in the areas of flexibility, utilization of advanced technologies, ease of use and quality of integration with existing systems.

GOVERNMENT REGULATION

The manufacture and sale of our current products are not regulated by the FDA. There can be no assurance, however, that these products, or future products, if any, will not be regulated in the future. A requirement for FDA approval could harm our business, results of operations and financial condition. The practice of pharmacy is governed by individual state boards of pharmacy that issue rules for pharmacy licensure in their respective jurisdictions. State boards of pharmacy do not license or approve our distribution systems. However, pharmacies using our equipment are subject to state board approval. Similarly, hospitals must be accredited by the JCAHO in order to be eligible for Medicaid and Medicare funds. The JCAHO does not approve or accredit distribution systems.

Our online services may be subject to a number of laws and regulations that may be adopted or interpreted in the United States and abroad with particular applicability to the Internet. The laws governing Internet transactions remain largely unsettled, even in areas where there has been some legislative action, such as the federal Internet Tax Freedom Act. It is possible that U.S. and foreign governments will enact legislation that may be applicable to us in areas including content, product distribution, network security, encryption, the use of measures for data and privacy protection, electronic authentication, access charges and re-transmission activities. The adoption or modification of laws or regulations relating to the Internet or its related technologies could have a material adverse effect on our OmniBuyer application and also adversely affect our business by increasing our costs and administrative burdens. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel, consumer protection and taxation apply to the Internet. We believe that our Privacy and Use of Information Policy to be posted on our Web site addresses the concerns raised by the recent privacy initiative of the Federal Trade Commission. However, we cannot assure you that this initiative will not negatively affect our business. Compliance with any newly adopted laws may prove difficult for us and could harm our business.

PROPRIETARY RIGHTS AND LICENSING

Our success depends in part upon a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights. We pursue patent protection in the United States and foreign jurisdictions for technology that we believe to be proprietary and that offers a potential competitive advantage for our products. We currently own eleven U.S. patents, two of which are co-owned, that will expire between 2010 and 2017. In addition, we currently have one U.S. patent allowed and awaiting issue and have filed six U.S. patent applications. The issued patents relate to our "See & Touch" methodology used in our pharmacy and supply systems, the use of guiding lights in the open matrix pharmacy drawers, the use of locking and sensing lids with pharmacy drawers and the methods of restocking these drawers. The above referenced patents also apply to our unit-dose mechanism and methods, the single-dose dispensing mechanism and the methods for restocking the single-dose drawers using exchange liners. There are other issued patents and applications in process in Australia, Japan, Hong Kong, Canada and European countries related to issued and pending applications in the United States. We are aware of one third-party patent issued several years ago that may relate to certain of our products. Although we have received no notice alleging infringement from this third party to date, there can be no assurance that such third party will not assert an infringement claim against us in the future. Other than this patent, we are not aware that any of our products infringes the proprietary rights of any third parties.

All of our operating system software is copyrighted and subject to the protection of applicable copyright laws. We have also obtained registration of our Omnicell logo, Omnicell, OmniCenter, OmniSupplier, OmniRx and Sure-Med trademarks through the United States Patent and Trademark Office. We are in the process of registering other trademarks, in the United States and internationally. We seek to protect and enforce our rights in our patents, copyrights, service marks, trademarks, trade dress and trade secrets through a combination of laws and contractual restrictions, such as confidentiality and licensing agreements.

FACILITIES

We lease approximately 113,000 square feet of office, development and manufacturing space in Palo Alto, California and Waukegan, Illinois. Our principal administrative, marketing and research and development facilities are located in approximately 34,000 square feet of leased office space in Palo Alto, California under leases expiring in January 2002 and June 2004. Our principal manufacturing facility is located in approximately 23,000 square feet of leased space in Palo Alto, California under a lease expiring in June 2003, with an option to renew for an additional five years. We also maintain an administrative, marketing, development, technical support and training facility located in approximately 38,000 square feet of leased office space in Waukegan, Illinois under a lease expiring in June 2006, with an option to renew for an additional five years.

EMPLOYEES

As of June 30, 2001, we had a total of 369 employees, including 63 in research and development, 68 in sales, 21 in marketing, 129 in customer support, 41 in administration and 47 in manufacturing. We also employ independent contractors and temporary personnel to support our development, marketing, customer support, field service and administration organizations. None of our employees is represented by a collective bargaining agreement, nor have we experienced any work stoppage. We consider our relations with our employees to be good.

LEGAL PROCEEDINGS

We are not a party to any material legal proceedings.

                                   MANAGEMENT

DIRECTORS AND OFFICERS

The following table sets forth certain information as of June 30, 2001, about our executive officers, other officers and members of our board of directors:

NAME                                       AGE                            POSITION
----                                     --------   -----------------------------------------------------
Sheldon D. Asher.......................        47   President, Chief Executive Officer and Director
Randall A. Lipps.......................        44   Founder, Chairman of the Board and Director
S. Michael Hanna.......................        50   Vice President of Sales and Field Operations
John D. Higham.........................        59   Vice President of Engineering and Chief Technical
                                                    Officer
Robert Y. Newell, IV...................        53   Vice President of Finance and Chief Financial Officer
Jeffrey L. Arbuckle....................        45   Vice President of Business Development
Herbert J. Bellucci....................        51   Vice President of Manufacturing
Joseph E. Coyne........................        38   Vice President of Customer Service
William R. Dimmer......................        57   Vice President of Human Resources
Kenneth E. Perez.......................        41   Vice President of Marketing
Gary E. Wright.........................        47   Vice President of Supplier Relations and
                                                    International
Gordon V. Clemons(1)...................        57   Director
Frederick J. Dotzler(2)................        55   Director
Christopher J. Dunn, M.D.(2)...........        49   Director
Benjamin A. Horowitz...................        35   Director
Kevin L. Roberg........................        50   Director
John D. Stobo, Jr.(1)..................        36   Director
William H. Younger, Jr.(1)(2)..........        51   Director

------------------------

(1)  Member of the Audit Committee

(2)  Member of the Compensation Committee

SHELDON D. ASHER has served as President and Chief Executive Officer and a Director of Omnicell since December 1993. From May 1991 to August 1993, Mr. Asher served as President and Chief Executive Officer of Option Care, Inc., a home infusion therapy company. Mr. Asher is also a director of two private companies, American Administrative Group, Inc. and HealthCare Dimensions, Inc. Mr. Asher received a B.S. in finance from the University of Illinois.

RANDALL A. LIPPS has served as Chairman of the Board and a Director of Omnicell since founding Omnicell in September 1992. From 1989 to 1992, Mr. Lipps served as the President of Moxie Technologies, Inc., a direct marketing firm specializing in travel and long-distance communications sales. Mr. Lipps received both a B.S. in economics and a B.B.A. from Southern Methodist University.

S. MICHAEL HANNA has served as Vice President of Sales and Field Operations of Omnicell since July 1998. From July 1996 to July 1998, Mr. Hanna served as a Regional Vice President of Omnicell. From 1981 to July 1996, Mr. Hanna was employed by Air Shields, Inc., a medical equipment manufacturer, in a variety of sales positions, most recently as Director of North American Sales. Mr. Hanna received a B.S. in business administration from Shepard College.

JOHN D. HIGHAM has served as Vice President of Engineering and Chief Technical Officer of Omnicell since June 1993. From 1989 to 1993, Mr. Higham served as Vice President of Engineering of Octel Communications, Inc., a supplier of voicemail systems. Mr. Higham is also a director of DispenseSource, Inc. Mr. Higham received engineering and industrial management degrees from Cambridge University, England, and a master's degree in electrical engineering from Columbia University.

ROBERT Y. NEWELL, IV has served as Vice President of Finance and Chief Financial Officer of Omnicell since January 2000. From October 1997 to January 2000, Mr. Newell was a partner in the Beta Group, a business development firm. From August 1992 to August 1997, he was Vice President and Chief Financial Officer of Cardiometrics, Inc., a medical device company. Mr. Newell is also a director of two private companies, Pixl Golf Company and ShowMeTV, Inc. Mr. Newell received a B.A. in mathematics from the College of William & Mary and an M.B.A. from Harvard Business School.

JEFFREY L. ARBUCKLE has served as Vice President of Business Development of Omnicell since June 1999. From July 1997 to June 1999, Mr. Arbuckle served as Vice President of Marketing of Omnicell. From February 1994 to June 1997, Mr. Arbuckle served as a Regional Vice President of Omnicell. From 1991 to 1994, Mr. Arbuckle served as Regional Manager of Siemens Infusion, a marketer of drug delivery systems. Mr. Arbuckle received a B.A. from Indiana University.

HERBERT J. BELLUCCI has served as Vice President of Manufacturing of Omnicell since April 1994. From August 1993 to March 1994, Mr. Bellucci served as Vice President of Operations of VidaMed, Inc., a medical device company. Mr. Bellucci received a B.S. in engineering from Brown University and an M.B.A. from the Stanford Graduate School of Business.

JOSEPH E. COYNE has served as Vice President of Customer Service of Omnicell since August 1997. From May 1994 to August 1997, Mr. Coyne served as Director of Interface Development of Omnicell. From 1984 to May 1994, Mr. Coyne was employed by HBO & Company, a healthcare information systems company, in various technical capacities, including Technical Manager and Software Interface Team Manager. Mr. Coyne received a B.S. in chemical engineering from Stanford University and an M.B.A. from the Anderson Graduate School of Management at the University of California, Los Angeles.

WILLIAM R. DIMMER has served as Vice President of Human Resources of Omnicell since March 2000. From July 1998 to March 2000, Mr. Dimmer served as Vice President of Human Resources and Administrative Services for Collagen Aesthetics, Inc., a healthcare dermatology products company. From June 1994 to July 1998, Mr. Dimmer was a Principal and Senior Consultant for Pragma International, an international management and consulting firm. Mr. Dimmer received a B.A. in liberal arts and an advanced management degree from the University of Chicago, C.R.C.

KENNETH E. PEREZ has served as Vice President of Marketing of Omnicell since April 2000. From September 1999 through March 2000, Mr. Perez served as Vice President of e-Strategies of Omnicell. From November 1998 to August 1999, Mr. Perez served as Senior Vice President of Marketing for CyberCash, Inc., an electronic commerce payment solutions company. From 1992 to 1998, Mr. Perez held a number of positions at Hewlett-Packard Company, including Director of Business Development for the Extended Enterprise Business Unit. Mr. Perez received a B.A. in international relations from Stanford University and an M.B.A. from the Anderson Graduate School of Management at the University of California, Los Angeles.

GARY E. WRIGHT has served as Vice President of Supplier Relations and International of Omnicell since July 2000. From September 1999 to June 2000,
Mr. Wright served as Vice President of Supplier Relations of Omnicell. From July 1998 until August 1999, Mr. Wright served as Vice President of Business Development of Omnicell, and from June 1994 until June 1998, Mr. Wright served as Vice President of Sales and Field Operations of Omnicell. From September 1993 to May 1994, Mr. Wright served as a Vice President of PCS Health Systems, a managed healthcare company. Mr. Wright received a B.S. from Northern Illinois University.

GORDON V. CLEMONS has served as a Director of Omnicell since December 1995. He has been the President, Chief Executive Officer and Chairman of the Board of CorVel Corp., a provider of managed healthcare services, since 1991. Mr. Clemons received a B.S. in business and technology from Oregon State University and an M.B.A. from the University of Oregon.

FREDERICK J. DOTZLER has served as a Director of Omnicell since December 1993. He has been a partner with Medicus Venture Partners, a venture capital firm, since 1989, and is a managing director of De Novo Ventures. Mr. Dotzler received a B.S. in industrial engineering from Iowa State University, an M.B.A. from the University of Chicago and an advanced degree in economics from Louvain University, Belgium.

CHRISTOPHER J. DUNN, M.D. has served as a Director of Omnicell since September 1992. Dr. Dunn has been in private medical practice since 1984. Dr. Dunn received an M.D. and a master's degree in health service administration from Stanford University. Dr. Dunn is also Director of the Respiratory Care Unit at Care West Gateway, Director of Subacute Care at Care West Burlingame and Medical Director of Critical Care Transport for American Medical Response--Sacramento Valley. He is a fellow of the American College of Chest Physicians and is an Associate Clinical Professor of Medicine at Stanford University School of Medicine.

BENJAMIN A. HOROWITZ has served as a Director of Omnicell since September 1999. Mr. Horowitz has been President, Chief Executive Officer and a director of Loudcloud, Inc., an Internet company, since September 1999. From March 1999 to September 1999, he served as Vice President and General Manager of the E-commerce Platform division of America Online, Inc. an Internet service provider. From July 1995 to March 1999, Mr. Horowitz was employed by Netscape Communications, an Internet company, in various capacities, including Vice President of the directory and security product line from 1997 to 1998. From 1994 to 1995, Mr. Horowitz was employed by Lotus Development Corporation, a software company. Mr. Horowitz received a B.S. from Columbia University and an M.S. in computer science from the University of California, Los Angeles.

KEVIN L. ROBERG has served as a Director of Omnicell since June 1997. He has been a general partner of Delphi Ventures, a venture capital firm, since October 1999. From August 1998 to September 1999, Mr. Roberg was an independent venture capitalist. From December 1995 to June 1998, Mr. Roberg served as Chief Executive Officer and President of ValueRx, a pharmacy benefit and medication management company and a former subsidiary of Value Health, Inc., a healthcare benefit and information service provider. From April 1995 until it was acquired by ValueRx in December 1995, Mr. Roberg served as President and Chief Executive of Medintell Systems Corporation, a pharmaceutical information management company. From June 1994 to April 1995, Mr. Roberg served as President--Western Health Plans and President--PRIMExtra, Inc. for EBP Health Plans, Inc., a third-party administrator. Mr. Roberg is also a director of Duane Reade, Inc., a retail pharmacy company, Accredo Health, Inc., a bio-pharmaceutical company, and the American Society of Health System Pharmacists Foundation. Mr. Roberg is also a director and the immediate past chairman of Children's Hospitals and Clinics of Minneapolis/St. Paul. Mr. Roberg received a B.S. from the University of Iowa.

JOHN D. STOBO, JR. has served as a Director of Omnicell since February 2000. Since November 1998, he has been a managing member of ABS Partners III, LLC, which is the general partner of ABS Capital Partners III, L.P., a venture capital firm. From December 1993 to November 1998, Mr. Stobo was a principal of ABS Capital Partners and related entities. Prior to joining ABS Capital Partners, Mr. Stobo worked in the healthcare investment banking group at Alex. Brown & Sons Incorporated, an investment banking firm. Mr. Stobo received a B.A. from the University of California, San Diego, and an M.B.A. from Cornell University. Mr. Stobo is also a director of several privately held companies.

WILLIAM H. YOUNGER, JR. has served as a Director of Omnicell since September 1992. Mr. Younger is a managing director of the general partner of Sutter Hill Ventures, a venture capital firm, where he has been employed since 1981. Mr. Younger holds a B.S. in electrical engineering from the University of Michigan and an M.B.A. from Stanford University. Mr. Younger is also a director of Vitria Technology, Inc., Virage, Inc., and several privately held companies.

There are no family relationships between any of the directors and officers of Omnicell.

BOARD COMMITTEES

Our Board of Directors has a Compensation Committee and an Audit Committee. The Compensation Committee makes recommendations to the Board of Directors concerning salaries and incentive compensation for our officers and employees and administers our stock option plans. The Audit Committee makes recommendations to the Board of Directors regarding the selection of independent auditors, reviews the results and scope of the audit and other services provided by our independent auditors, and reviews and evaluates our audit and control functions. Members of these committees will serve until their successors are appointed. Members of our Compensation Committee are Mr. Dotzler, Dr. Dunn and Mr. Younger. Members of our Audit Committee are Messrs. Clemons, Stobo and Younger.

DIRECTOR COMPENSATION

The members of our Board of Directors do not currently receive compensation for their services as directors, but are reimbursed for travel expenses in connection with attendance at Board and committee meetings. We have typically granted non-employee directors options to purchase 15,625 shares of common stock at the then fair market value upon election to the Board of Directors. In February 1998, Dr. Dunn received a non-qualified stock option to purchase 15,625 shares of common stock at an exercise price of $10.40 per share. In September 1999, Mr. Horowitz received a non-qualified stock option to purchase 15,625 shares of common stock at an exercise price of $10.40 per share. These options vest over a five-year period. In September 1999, each of Messrs. Younger and Dotzler received options to purchase 9,375 shares of common stock at an exercise price of $10.40 per share that vest over a three-year period. In April 2000, Mr. Horowitz received a non-qualified stock option to purchase 6,250 shares of common stock at an exercise price of $10.40 per share that vests over a 30-month period. In September 2000, Messrs. Younger and Dotzler each received a non-qualified stock option to purchase 4,687 shares of common stock at an exercise price of $2.00 per share that will vest over a 36-month period with a six-month cliff, Messrs. Stobo and Clemons each received a non-qualified stock option to purchase 7,812 shares of common stock at an exercise price of $2.00 per share that will vest over a 36-month period with a six-month cliff, Messrs. Dunn and Roberg each received a non-qualified stock option to purchase 7,812 shares of common stock at an exercise price of $2.00 per share that will vest over a 24-month period with a six-month cliff, and Mr. Horowitz received a non-qualified stock option to purchase 10,937 shares of common stock at an exercise price of $2.00 per share that will vest over a 36-month period with a six-month cliff. A six-month cliff means that no shares of a stock option shall vest until the six-month anniversary of the date of the grant, at which time, in the case of a thirty-six month grant, 6/36ths of the shares would become vested, with the balance of the shares vesting in equal monthly installments thereafter. Following this offering, each member of our Board of Directors who is not an employee will be eligible to receive initial and annual stock option grants to purchase our common stock. These grants are more fully described below.

EXECUTIVE COMPENSATION

The following table sets forth all compensation awarded to, earned by or paid to our Chief Executive Officer and our four next most highly compensated executive officers whose annual compensation exceeded $100,000 for the year ended December 31, 2000. These individuals are referred to as the named executive officers in this prospectus.

                           SUMMARY COMPENSATION TABLE

                                                                                       LONG-TERM
                                                                                     COMPENSATION
                                                  ANNUAL COMPENSATION(1)                AWARDS
                                            ----------------------------------   ---------------------
                                                                  OTHER ANNUAL   SECURITIES UNDERLYING
NAME AND PRINCIPAL POSITION                  SALARY     BONUS     COMPENSATION        OPTIONS(2)
---------------------------                 --------   --------   ------------   ---------------------
Sheldon D. Asher .........................  $312,900   $140,421     $      --           172,798
  President, Chief Executive
  Officer and Director

Randall A. Lipps .........................   312,900    140,421            --           174,098
  Chairman of the Board
  and Director

S. Michael Hanna .........................   160,000    138,546            --            85,469
  Vice President of Sales and
  Field Operations

John D. Higham ...........................   200,000     96,464            --            43,282
  Vice President of Engineering
  and Chief Technical Officer

Robert Y. Newell, IV .....................   164,583     38,753            --           126,562
  Vice President of Finance and
  Chief Financial Officer

------------------------

(1) In accordance with Securities and Exchange Commission rules, Other Annual Compensation in the form of perquisites and other personal benefits has been omitted where the aggregate amount of such perquisites and other personal benefits constitutes less than the lesser of $50,000 or 10% of the total annual salary and bonus for the named executive officer for the fiscal year.

(2) These shares are subject to exercise under stock options granted under our stock option plans.

STOCK OPTION GRANTS

The following table sets forth information regarding options granted to each of the named executive officers during the year ended December 31, 2000.

                                                INDIVIDUAL GRANTS
                               ---------------------------------------------------    POTENTIAL REALIZABLE VALUE
                               NUMBER OF      PERCENTAGE                              AT ASSUMED ANNUAL RATES OF
                               SECURITIES      OF TOTAL                              STOCK PRICE APPRECIATION FOR
                               UNDERLYING      OPTIONS                                      OPTION TERM(1)
                                OPTIONS       GRANTED IN     EXERCISE   EXPIRATION   ----------------------------
NAME                           GRANTED(2)   FISCAL 2000(3)   PRICE(4)      DATE          5%              10%
----                           ----------   --------------   --------   ----------   ----------      ------------
Sheldon D. Asher.............    43,750          1.98%        $10.40     04/02/10     $ 44,188        $  338,188
                                 88,850          4.03           2.00     08/23/10      836,079         1,433,151
                                 40,198          1.82           2.00     08/23/10      378,263           648,394

Randall A. Lipps.............    43,750          1.98          10.40     04/02/10       44,188           338,188
                                 89,062          4.04           2.00     08/23/10      838,073         1,436,570
                                 41,286          1.87           2.00     08/23/10      388,501           665,943

S. Michael Hanna.............     3,125          0.14          10.40     01/31/10        3,156            24,156
                                 15,626          0.71          10.40     04/02/10       15,782           120,789
                                  6,328          0.29           2.00     08/23/10       59,546           102,071
                                 20,312          0.92           2.00     08/23/10      191,136           327,633
                                 40,078          1.82           2.00     08/23/10      377,134           646,458

John D. Higham...............    15,626          0.71          10.40     04/02/10       15,782           120,789
                                 18,750          0.85           2.00     08/23/10      176,438           302,438
                                  8,906          0.40           2.00     08/23/10       83,805           143,654

Robert Y. Newell, IV.........    75,000          3.40          10.40     01/31/10       75,750           579,750
                                  9,375          0.42          10.40     04/02/10        9,469            72,469
                                 42,187          1.91           2.00     08/23/10      396,980           680,476

------------------------

(1) Potential realizable values are computed by multiplying the number of shares of common stock subject to a given option by the initial public offering price of $7.00 per share, assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table for the entire ten-year term of the option and subtracting from that result the aggregate option exercise price. The 5% and 10% assumed annual rates of stock appreciation are mandated by the rules of the SEC and do not reflect our estimate or projection of future stock price growth.

(2) These options were issued under our 1995 Management Stock Option Plan and our 1999 Equity Incentive Plan. Vesting and exercise terms are as follows:
     (a) the options granted in April 2000 vest monthly over a 30-month period and (b) the options granted in August 2000 vest monthly over a 24- or 36-month period.

(3) Based on an aggregate of 2,206,425 shares subject to options granted to our employees (not counting grants to non-employees) in the year ended December 31, 2000, including options granted to the named executive officers.

(4) Options were granted at an exercise price equal to the fair market value of our common stock, as determined by the Board of Directors at the date of the grant.

AGGREGATED OPTIONS EXERCISED IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
  VALUES

The following table sets forth for each of the named executive officers the shares acquired and the value realized on each exercise of stock options during the year ended December 31, 2000 and number and value of securities underlying unexercised options held by the named executive officers at December 31, 2000.

                                                            NUMBER OF SECURITIES
                                                           UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                    SHARES                       OPTIONS AT              IN-THE-MONEY OPTIONS AT
                                   ACQUIRED                 DECEMBER 31, 2000(1)         DECEMBER 31, 2000(1)(2)
                                      ON       VALUE     ---------------------------   ---------------------------
NAME                               EXERCISE   REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                               --------   --------   -----------   -------------   -----------   -------------
Sheldon D. Asher.................  531,941    $665,536     250,986(3)           --     $  (499,484)      $ --

Randall A. Lipps.................  155,988      20,512     354,447              --      (2,177,018)        --

S. Michael Hanna.................  105,178          --      82,318              --        (592,690)        --

John D. Higham...................   20,249      45,670      99,218              --        (483,059)        --

Robert Y. Newell, IV.............       --          --     126,563              --        (556,875)        --

------------------------

(1) Some of the shares are immediately exercisable; however, the shares purchasable under such options are subject to repurchase by us at the original exercise price paid per share upon the optionee's cessation of service prior to the vesting of such shares. The shares listed as exercisable are those shares which are unexercised for which we no longer have a right of repurchase if the option is exercised by the holder; similarly, the shares listed as unexercisable include those shares over which we have a right of repurchase if the option is exercised by the holder.

(2) Based on the fair market value of our common stock at year ended December 31, 2000 ($3.20 per share, as determined by our Board of Directors), less the exercise price payable for such shares.

(3) Diane Snedden, Mr. Asher's ex-wife, has the right to receive 128,165 shares upon the exercise of vested options pursuant to a divorce agreement and any and all proceeds from the sale thereof.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Our Compensation Committee consists of Mr. Dotzler, Dr. Dunn and Mr. Younger. None of these individuals is or has been an officer or employee of Omnicell. No member of the Compensation Committee serves as a member of our board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board of Directors.

STOCK PLANS

1992 EQUITY INCENTIVE PLAN AND 1995 MANAGEMENT STOCK OPTION PLAN

Our 1992 Equity Incentive Plan and 1995 Management Stock Option Plan (collectively, the Incentive Plans) were adopted by our Board of Directors in October 1992 and December 1995, respectively. There are currently 3,604,556 shares of common stock authorized for issuance under the Incentive Plans.

The Incentive Plans provide for the grant of incentive stock options under the Internal Revenue Code of 1986, as amended (the Code), to employees and nonstatutory stock options, restricted stock purchase awards and stock bonuses to employees, directors and consultants. The Incentive Plans are administered by our Board of Directors or a committee appointed by the Board of Directors that determines recipients and types of awards to be granted, including the exercise price, number of shares subject to the award and the exercisability thereof.

The term of stock options granted under the Incentive Plans generally may not exceed 10 years. The exercise price of options granted under the Incentive Plans are determined by our Board of Directors, provided that the exercise price for an incentive stock option cannot be less than 100% of the fair market value of our common stock on the date of the option grant and the exercise price for a nonstatutory stock option cannot be less than 85% of the fair market value of our common stock on the date of option grant. Options granted under the Incentive Plans vest at the rate specified in the applicable option agreement. No incentive stock option may be transferred by the optionee other than by will, beneficiary designation or the laws of descent or distribution or, in certain limited instances, pursuant to a qualified domestic relations order. Our Board of Directors may grant a nonstatutory stock option that is transferable. An optionee whose relationship with us or any related corporation ceases for any reason, other than by death or permanent and total disability, may exercise options in the three-month period following such cessation, unless such options terminate or expire sooner or later by their terms. Options may be exercised for up to twelve months after an optionee's relationship with us and our affiliates ceases due to death or disability, unless such options expire sooner or later by their terms.

No incentive stock option may be granted to any person who, at the time of the grant, owns, or is deemed to own, stock possessing more than 10% of the total combined voting power of Omnicell or any of our affiliates, unless the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and the term of the option does not exceed five years from the date of grant. The aggregate fair market value, determined at the time of grant, of the shares of common stock with respect to which incentive stock options are exercisable for the first time by an optionee and its affiliates during any calendar year under all of our plans may not exceed $100,000.

Shares subject to options that have expired or otherwise terminated without having been exercised in full, or vested in the case of restricted stock awards, will again become available for the grant of awards under the Incentive Plans.

Our Board of Directors has the authority to reprice outstanding options and to offer optionees the opportunity to replace outstanding options with new options for the same or a different number of shares.

We may grant restricted stock awards under the Incentive Plans that are subject to a repurchase option by us in accordance with a vesting schedule and at a price determined by our Board of Directors. Restricted stock purchases must be at a price equal to at least 85% of the stock's fair market value on the award date, but stock bonuses may be awarded in consideration of past services without a purchase payment. Rights under a stock bonus or restricted stock purchase agreement may not be transferred other than by will, the laws of descent and distribution or a qualified domestic relations order while the stock awarded pursuant to such an agreement remains subject to the agreement.

Under certain changes in control of Omnicell including a dissolution, liquidation or sale of substantially all of our assets, a merger or consolidation in which we are not the surviving corporation, or a reverse merger in which we are the surviving corporation but the shares of common stock outstanding immediately preceding the merger are converted by virtue of the merger into other property, whether securities, cash or otherwise, then to the extent permitted by applicable law, any surviving corporation will assume any stock awards, including stock options, outstanding under the Incentive Plans or substitute similar stock awards, or such stock awards under the Incentive Plans will continue in full force and effect. In the event any surviving corporation refuses to assume or continue such stock awards, or to substitute similar stock awards for those outstanding under the Incentive Plans, then the stock awards held by participants whose service with us or the surviving corporation has not terminated shall become fully vested and exercisable prior to the change in control and any such stock awards are not exercised prior to the change in control will terminate thereafter.

As of June 30, 2001, 1,795,111 shares of common stock had been issued upon the exercise of options granted under the Incentive Plans, options to purchase 1,803,016 shares of common stock were outstanding at a weighted average exercise price of $3.79 per share and 6,428 shares of common stock remained available for future grant. The 1992 Equity Incentive Plan and the 1995 Management Stock Option Plan will terminate in October 2002 and December 2005, respectively, unless sooner terminated by our Board of Directors.

1997 EMPLOYEE STOCK PURCHASE PLAN

In March 1997, our Board of Directors approved the 1997 Employee Stock Purchase Plan which was amended in September 1999 and in April 2000. The 1997 plan is intended to qualify as an employee stock purchase plan within the meaning of that term in Section 423 of the Code. Under the 1997 plan, our Board of Directors may authorize participation by eligible employees, including officers, in periodic offerings following the adoption of the 1997 plan. The offering period for any offering will be no more than 27 months.

The 1997 plan, as amended in September 1999 and April 2000, authorizes the issuance of 468,750 shares of common stock under the 1997 plan which amount is increased each January 1 by the lesser of 312,500 or 1.5% of the number of shares of common stock outstanding each January 1 beginning January 1, 2001 and ending January 1, 2007. However, our Board of Directors has the authority to designate a smaller number of shares by which the authorized number of shares of common stock will be increased on each January 1.

Employees are eligible to participate if they are employed by Omnicell or an affiliate of Omnicell designated by our Board of Directors and are regularly employed at least 20 hours per week and five months per year. Employees who participate in an offering can have up to 15% of their earnings withheld pursuant to the 1997 plan and applied, on specified dates determined by the Board of Directors, to the purchase of shares of common stock. The price of common stock purchased under the 1997 plan will be equal to 85% of the lower of the fair market value of the common stock on the commencement date of each offering period or the relevant purchase date. Employees may end their participation in the offering at any time during the offering period, and participation ends automatically on termination of employment with Omnicell.

In the event of certain changes of control of Omnicell, our Board of Directors has discretion to provide that each right to purchase common stock will be assumed or an equivalent right substituted by the successor corporation, or our Board of Directors may shorten the offering period and provide for all sums collected by payroll deductions to be applied to purchase stock immediately prior to the change in control. The 1997 plan will terminate when all shares reserved for issuance under the 1997 plan have been issued or sooner at the the discretion of our Board of Directors.

As of June 30, 2001, we had issued 470,271 shares of common stock under the 1997 plan and 44,680 shares remain available for future issuance.

1999 EQUITY INCENTIVE PLAN

Our 1999 Equity Incentive Plan was adopted by our Board of Directors in September 1999 and amended in April 2000. The 1999 plan was established to replace the Incentive Plans. The 1999 plan will terminate in September 2009, unless sooner terminated by our Board of Directors.

The 1999 plan provides for the grant of incentive stock options under Code
Section 422 to employees, including officers and employee-directors, and nonstatutory stock options, restricted stock purchase awards and stock bonuses to employees, directors and consultants. The 1999 plan is administered by our Board of Directors or a committee appointed by the Board that determines recipients and the terms and types of awards to be granted, including the exercise price, number of shares subject to the award and the exercisability thereof.

Stock option grants under the 1999 plan are made pursuant to an option agreement. The term of stock options granted under the 1999 plan generally may not exceed 10 years. The exercise price of options granted under the 1999 plan is determined by our Board of Directors, provided that the exercise price for an incentive stock option cannot be less than 100% of the fair market value of the common stock on the date of the option grant and the exercise price for a nonstatutory stock option cannot be less than 85% of the fair market value of the common stock on the date of the option grant.

Options granted under the 1999 plan vest at the rate specified in the option agreement. No incentive stock options may be transferred by the optionee other than by will, beneficiary designation or the laws of descent and distribution or, in certain limited instances, pursuant to a qualified domestic relations order. Our Board of Directors may grant a nonstatutory stock option that is transferable. An optionee whose relationship with us or our affiliates ceases for any reason may exercise options in the three-month period following such cessation, unless such options terminate or expire sooner or later by their terms. Unless the options expire sooner or later by their terms, options may be exercised for up to twelve months after an optionee's relationship with us and our affiliates ceases due to disability and for up to 18 months after an optionee's relationship with us and our affiliates ceases due to death.

No incentive stock options may be granted to any person who, at the time of the grant, owns, or is deemed to own, stock possessing more than 10% of the total combined voting power of us or of our affiliates, unless the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of the grant, and the term of the option does not exceed five years from the date of the grant. The aggregate fair market value, determined at the time of the grant, of the shares of common stock with respect to which incentive stock options are exercisable for the first time by an optionee during any calendar year, under all such plans of ours and our affiliates, may not exceed $100,000.

Under the 1999 plan, 3,125,000 shares of common stock are authorized for issuance. Each January 1, beginning January 1, 2001 and ending on January 1, 2009, the number of shares of common stock authorized for issuance under the 1999 plan will be increased on each January 1 by the lesser of (i) 1,875,000 shares, or (ii) 5.5% of the number of shares of common stock outstanding on that date. However, our Board of Directors has the authority to designate a smaller number of shares by which the authorized number of shares of common stock will be increased on each January 1.

Shares subject to stock awards that have expired or otherwise terminated without having been exercised in full, or vested in the case of restricted stock awards, shall again become available for the grant of awards under the 1999 plan. Shares subject to stock awards issued under the 1999 plan that have expired or otherwise terminated without having been exercised in full, or vested in the case of restricted stock awards, shall also become available for the grant of awards under the 1999 plan. Shares issued under the 1999 plan may be previously unissued shares or reacquired shares bought on the market or otherwise.

Restricted stock purchase awards granted under the 1999 plan may be granted pursuant to a repurchase option in our favor in accordance with a vesting schedule and at a price determined by our Board of Directors. Restricted stock purchases must be at a price equal to 85% of the stock's fair market value on the award date, but stock bonuses may be awarded in consideration of past services without a purchase payment. Rights under a stock bonus or restricted stock purchase agreement may not be transferred other than by will, the laws of descent and distribution or a qualified domestic relations order while the stock awarded pursuant to such an agreement remains subject to the agreement.

Under certain changes in control of Omnicell including a dissolution, liquidation or sale of substantially all of our assets, a merger or consolidation in which we are not the surviving corporation, or a reverse merger in which we are the surviving corporation but the shares of common stock outstanding immediately preceding the merger are converted by virtue of the merger into other property, whether securities, cash or otherwise, then to the extent permitted by applicable law, any surviving corporation will assume any stock awards, including stock options, outstanding under the 1999 plan or substitute similar stock awards, or such stock awards under the 1999 plan will continue in full force and effect. In the event any surviving corporation refuses to assume or continue such stock awards, or to substitute similar stock awards for those outstanding under the 1999 plan, then the stock awards held by participants whose service with us or the surviving corporation has not terminated shall become fully vested and exercisable prior to the change in control and any such stock awards that are not exercised prior to the change in control will terminate thereafter.

As of June 30, 2001, 151,692 shares of common stock had been issued upon exercise of options granted under the 1999 plan. Options to purchase
1,930,981 shares of common stock were outstanding at a weighted average exercise price of $4.46 per share and 988,426 shares of common stock remained available for future grant. The 1999 plan will terminate in September 2009, unless sooner terminated by our Board of Directors.

NON-EMPLOYEE DIRECTOR STOCK OPTION GRANTS

The 1999 plan provides for automatic stock option grants to non-employee directors on our Board of Directors. After the offering, each person who is not an employee of Omnicell who is elected or appointed to our Board of Directors will be granted an initial grant on the date of his or her election or appointment to purchase 25,000 shares of our common stock at the fair market value of our common stock on that grant date. On the date of the offering, non-employee directors of our Board who have not previously been granted options to purchase our common stock will receive an initial stock option grant as if he or she were first elected or appointed to our Board of Directors after the offering. The non-employee directors become vested in each initial stock option grant 1/36 after each month of service on our Board of Directors from the stock option grant date so that the directors will become vested fully after 36 months of service on our Board of Directors after the grant.

After the offering, each person who is a non-employee director on the day after each annual stockholders' meeting, shall, on that date, be granted an annual stock option grant to purchase 6,250 shares of our common stock at the fair market value of our common stock on that grant date. The non-employee directors become vested in each annual stock option grant 1/12 after each month of service on our Board from the stock option grant date so that the directors will become vested fully after 12 months of service on our Board of Directors after the grant.

The non-employee director stock options will have a maximum term of ten years and generally must be exercised prior to the earliest of 18 months following the death of the non-employee directors, 12 months from the termination of service on our Board of Directors by the non-employee director due to a disability, three months from the termination of the service of non-employee director for any other reason, or the expiration of the original term of the stock options. The stock options shall not be transferable except as otherwise provided in a stock option agreement to the extent permitted by federal securities laws and regulations. If there is a change of control as described above, the directors will become fully vested in their unvested portion of their stock options and the options will be exercisable for a period of the shorter of twelve months following the termination of their service on our Board of Directors or the original term of the stock options.

401(k) PLAN

In October 1993, we adopted a tax-qualified employee savings plan under
Section 401(k) of the Code covering our employees. Pursuant to the 401(k) plan, eligible employees may elect to reduce their current compensation by up to the lesser of 15% of their annual compensation or the statutorily prescribed annual limit and have the amount of such reduction contributed to the 401(k) plan. In addition, eligible employees may make rollover contributions to the 401(k) plan from a tax-qualified retirement plan. The 401(k) plan is intended to qualify under Section 401(a) of the Code, so that contributions by employees or us to the 401(k) plan, and income earned on the 401(k) plan contributions, are not taxable to employees until withdrawn from the 401(k) plan, and so that contributions by us, if any, will be deductible by us when made. We do not presently intend to make any matching or discretionary contributions.

EMPLOYMENT ARRANGEMENTS

In December 1993, we entered into an employment agreement with Mr. Asher whereby Mr. Asher agreed to serve as our President and Chief Executive Officer. The agreement provides Mr. Asher with an annual base salary of at least $200,000, a performance bonus of at least $50,000 and $1,000,000 of term life insurance, the owner and beneficiary of which are to be designated by Mr. Asher. Pursuant to Mr. Asher's employment agreement, he receives a cash bonus of $12,500 following each of the first three quarters of a given calendar year, and an annual bonus after the close of the fourth quarter of that calendar year. Mr. Asher's annual bonus is based on Omnicell achieving certain business and financial goals and Mr. Asher achieving certain individual objectives, all of which are determined by the executive management team and approved by the Board of Directors. In the event of termination without cause, Mr. Asher will be entitled to receive the base salary amount then in effect plus $50,000 for one year following the date of termination.

In February 1998 and in February 2000, our Board of Directors approved the acceleration, under certain circumstances, of all prior stock options granted to each officer under our equity incentive plans. Under this arrangement, the unvested portion of each officer's stock options under our equity incentive plans becomes fully-vested and exercisable if we are acquired and the officer is terminated without cause, the principal place of performance of the officer's responsibilities and duties is changed, or there is a material reduction in the officer's responsibilities and duties.

INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS AND LIMITATION OF LIABILITY

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act.

As permitted by Delaware law, our Certificate of Incorporation, which will become effective upon the closing of this offering, includes a provision that eliminates the personal liability of our directors for monetary damages for breach of fiduciary duty as a director, except for liability:

    - for any breach of the director's duty of loyalty to us or our stockholders;

    - for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

    - under Section 174 of the Delaware law regarding unlawful dividends and stock purchases; or

    - for any transaction from which the director derived an improper personal benefit.

As permitted by Delaware law, our Certificate of Incorporation and/or our Bylaws, which will become effective upon the closing of this offering, provide that:

    - we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law, so long as such person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of Omnicell, and with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful;

    - we are permitted to indemnify our other employees to the extent that we indemnify our officers and directors, unless otherwise required by law, our Certificate of Incorporation, our Bylaws or agreements;

    - we are required to advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to certain very limited exceptions; and

    - the rights conferred in our Bylaws are not exclusive.

Prior to the closing of this offering, we intend to enter into indemnity agreements with each of our current directors and officers to give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in our Certificate of Incorporation and our Bylaws and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

                           RELATED PARTY TRANSACTIONS

Pursuant to his employment agreement, in December 1993, we loaned Mr. Asher an aggregate of $200,000 with an interest rate of 4% per year for the purchase of 92,165 shares of Series D Preferred Stock. The purchase price of $2.17 per share was equal to the fair market value of the shares at the time of the sale. Twenty percent of this loan matured each year beginning on January 1, 1995 and was forgiven at such time so long as Mr. Asher remained employed by us. This loan has been completely forgiven.

Pursuant to the Series E Preferred Stock Purchase Agreements dated December 22, 1993, the purchasers therein agreed to vote their shares to elect to our Board of Directors a designated representative of Medicus Venture Partners 1993. Medicus' right to elect a representative to our Board of Directors expires following the completion of this offering. Mr. Dotzler has been the designated representative thereunder.

We entered into a Stock Purchase Agreement with Sun Healthcare, dated June 7, 1996, for 1,802,000 shares of Series I Preferred Stock. In July 1996, the non-voting Series I Preferred Stock was converted into voting Series J Preferred Stock on a one-for-one basis.

In the years ended December 31, 1998, 1999 and 2000, we recorded revenues of $9.9 million, $5.1 million and $1.9 million, from sales to Sun Healthcare, representing approximately 20.5%, 9.3% and 2.7% of our revenues, respectively, for the year. Sun Healthcare earned a cash rebate of $0.4 million for purchases made from us during the year ended December 31, 1998.

In January 1999, Sun Healthcare exercised its right to have us redeem all of its Series J Preferred Stock on a quarterly basis over the succeeding ten quarters. During 1999 and 2000, we redeemed 1,081,200 shares of Series J Preferred Stock at an approximate price per share of $14.03 for an aggregate redemption amount of approximately $15.2 million. In addition, we paid Sun Healthcare accrued interest on the Series J Preferred Stock of approximately $2.7 million. These redemptions and interest payments were paid for with cash of $11.6 million and the balance was paid for by offsetting Sun Healthcare's outstanding accounts receivable balances of $6.3 million. We were not obligated to make the four quarterly redemption payments of $2.5 million each that otherwise would have been due in September 2000, December 2000, March 2001 and June 2001 because we did not meet certain balance sheet tests under California law. Upon the closing of this offering, we intend to make such redemption payments.

Pursuant to the terms of the Series K Stock Purchase Agreement, dated January 20, 2000, we agreed to nominate and use our best efforts to elect the designated representative of ABS Capital Partners to our Board of Directors. ABS's right to elect a representative to our Board of Directors expires following the completion of this offering. Mr. Stobo is the current designated representative of ABS Capital Partners.

In April, May, August, September, October and November 2000, we made loans to the following executive officers to exercise stock options:

NAME                                                           AMOUNT            DUE DATE
----                                                        -------------   ------------------
Sheldon D. Asher..........................................  $2,006,879.50      August 28, 2003
Sheldon D. Asher..........................................      57,195.18      August 28, 2003
Sheldon D. Asher..........................................     258,097.50    September 6, 2003
Randall A. Lipps..........................................      30,768.00   September 30, 2003
Randall A. Lipps..........................................     260,697.50   September 30, 2003
S. Michael Hanna..........................................     399,997.00          May 4, 2003
S. Michael Hanna..........................................     133,437.50     October 10, 2003
John D. Higham............................................      30,000.00     October 10, 2003

The loans totaled $3,177,072 for the exercise of stock options to purchase 808,110 shares of our common stock at an average exercise price of $3.93 per share. Each loan was made under a promissory note secured by the pledge of shares of our common stock acquired upon exercise of stock options. The notes bear interest at 6.20% and 6.71% per year.

                             PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our outstanding common stock as of June 30, 2001, and as adjusted to reflect the sale of the shares of common stock offered hereby: (1) by each person or entity who is known by us to own beneficially more than 5% of the common stock; (2) by each of our directors; (3) by our Chief Executive Officer, (4) by our other named executive officers, and (5) by all of our directors and executive officers as a group. The table assumes the conversion of all outstanding preferred stock into common stock upon the completion of this offering. Except as otherwise noted, the stockholders named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to applicable community property laws. Unless otherwise indicated in the table, the address of each stockholder identified in the table is 1101 East Meadow Drive, Palo Alto, California 94303.

                                                                              SHARES ISSUABLE
                                                                                PURSUANT TO           PERCENT
                                                                                  OPTIONS          BENEFICIALLY
                                                           SHARES OMNICELL      EXERCISABLE          OWNED(1)
                                              SHARES       MAY REPURCHASE     WITHIN 60 DAYS    -------------------
                                           BENEFICIALLY   WITHIN 60 DAYS OF     OF JUNE 30,      BEFORE     AFTER
NAME OF BENEFICIAL OWNER                      OWNED         JUNE 30, 2001          2001         OFFERING   OFFERING
------------------------                   ------------   -----------------   ---------------   --------   --------
Entities affiliated with Sutter Hill
 Ventures(2).............................   2,614,314            3,385               4,687        17.8       12.7
  755 Page Mill Road, Suite A-200
  Palo Alto, CA 94306
ABS Capital Partners III, L.P.(3)........   1,996,630               --              23,437        13.7        9.8
  505 Sansome Street, Suite 1550
  San Francisco, CA 94111
Medicus Venture Partners(4)..............   1,060,946               --              14,062         7.3        5.2
  12930 Saratoga Avenue, Suite D8
  Saratoga, CA 95070
Nassau Capital Partners L.P.(5)..........     998,399               --              14,063         6.9        4.9
  22 Chambers Street
  Princeton, NJ 08542
FFT Partners II, L.P.(6).................     998,315               --                  --         6.8        4.8
  10 Glenville Street
  Greenwich, CT 06831
William H. Younger, Jr.(2)...............   2,614,314            3,385               4,687        17.8       12.7
John D. Stobo, Jr.(3)....................   1,996,630               --              23,437        13.7        9.8
Randall A. Lipps(7)......................     773,176           80,023             354,447         7.5        5.4
Frederick J. Dotzler(4)..................   1,060,946               --              14,062         7.3        5.2
Sheldon D. Asher(8)......................     707,005           83,376             250,986         6.4        4.6
Christopher J. Dunn, M.D.................      38,604               --              20,833           *          *
Gordon V. Clemons........................           0               --              23,437           *          *
Kevin L. Roberg..........................           0               --              23,437           *          *
Benjamin A. Horowitz.....................           0               --              32,812           *          *
John D. Higham(9)........................     167,961            8,751              99,218         1.8        1.3
S. Michael Hanna.........................     113,485           38,363              82,320         1.3          *
Robert Y. Newell, IV(10).................      30,583               --             126,562         1.1          *
All directors and executive officers as a
 group (12 persons)......................   7,502,703          213,898           1,056,238        54.4       39.4

------------------------------

*   Represents beneficial ownership of less than 1.0%.

(1) Applicable percentage ownership is based on 14,683,198 shares of common stock outstanding as of June 30, 2001. Beneficial ownership is determined in accordance with the rules of the SEC, based on factors including voting and investment power with respect to shares, subject to the applicable community property laws. Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days after May 31, 2001, are deemed outstanding for the purpose of computing the percentage ownership of the person holding such options or warrants, but are not deemed outstanding for computing the percentage ownership of any other person.

(2) Includes 1,211,758 shares of common stock owned by Sutter Hill Ventures, A California Limited Partnership (Sutter Hill); 314,404 shares of common stock owned by Mr. Younger, a member of our Board of Directors and a managing director of Sutter Hill Ventures LLC, the general partner of Sutter Hill; 631,237 shares owned by the four other managing directors and one other director of Sutter Hill Ventures LLC, a retirement trust of one of the managing directors of Sutter Hill LLC, and family partnerships associated with the managing directors of Sutter Hill LLC; and 456,915 shares owned by other entities and individuals associated with Sutter Hill Ventures. Mr. Younger and the other managing directors of Sutter Hill Ventures LLC disclaim beneficial ownership in the shares listed above except as to their individual pecuniary interest therein.

(3) Includes 1,996,630 shares of common stock held by ABS Capital Partners III, L.P. Mr. Stobo, a member of our Board of Directors, is a managing member of
    ABS Partners III, LLC, the general partner of ABS Capital Partners III, L.P. Mr. Stobo disclaims beneficial ownership of such shares held by ABS Capital Partners except to the extent of his pecuniary interest therein.

(4) Consists of 13,311 shares of common stock held by Mr. Dotzler, 592,176 shares of common stock held by Medicus Venture Partners 1993, L.P.; 356,138 shares of common stock held by Medicus Venture Partners 1994, L.P.; and 99,320 shares of common stock held by Medicus Venture Partners 1995, L.P. (the Medicus Entities). Medicus Management Partners and a limited partnership affiliated with The Hillman Company are the general partners of each of the Medicus Entities. Mr. Dotzler, a member of our Board of Directors, and John Reher are general partners of Medicus Management Partners. The Hillman Company is controlled by Henry L. Hillman, Elsie Hilliard Hillman and C. G. Grefenstette, Trustees of the Henry L. Hillman Trust U/A dated November 18, 1985. The trustees share the power to vote and dispose of shares representing a majority of the voting shares of the Hillman Company. Mr. Dotzler disclaims beneficial ownership of such shares held by the Medicus Entities, except to the extent of his pecuniary interest therein.

(5) Includes 992,279 shares of common stock held by Nassau Capital Partners L.P. and 6,120 shares of common stock held by NAS Partners I L.L.C.
    Messrs. Randall A. Hack and John G. Quigley have voting and dispositive powers with respect to these shares and each disclaims beneficial ownership of such shares except to the extent of his respective pecuniary interest in such entities.

(6) Mr. Carlos A. Ferrer has voting and dispositive power with respect to these shares, and he disclaims beneficial ownership of such shares except to the extent of his respective pecuniary interest in FFT Partners II, L.P.

(7) Includes an aggregate of 95,000 shares held in trusts, of which Mr. Lipps is a trustee, for the benefit of Mr. Lipps' minor children.

(8) Includes 651,260 shares held by the Sheldon D. Asher Trust, dated August 31, 1998. Diane Snedden, Mr. Asher's ex-wife, has the right to receive
    128,165 shares upon the exercise of vested options pursuant to a divorce agreement. Mr. Asher disclaims beneficial ownership of these shares. Also includes 25,000 shares held by the Asher Family Special Trust, dated November 25, 1991, FBO Rachel A. Asher, Mr. Asher's minor child, 25,000 shares held by the Asher Family Special Trust, dated November 25, 1991, FBO Emily R. Asher, Mr. Asher's minor child, for both of which Diane Snedden is Trustee, 688 shares held by Bernard Asher, custodian for Emily Rose Asher under IL Uniform Trust to Minors Act, and 688 shares held by Bernard Asher, custodian for Rachel Ann Asher under IL Uniform Trust to Minors Act. Bernard Asher is Mr. Asher's brother. Mr. Asher disclaims beneficial ownership of these shares.

(9)  Includes 138,620 shares held by the Higham-Bunker 1991 Family Trust, John
     D. Higham or Carol L. Bunker, Trustees; and 6,250 shares held by John D. Higham or Carol L. Bunker, Guardians of Christina L. Higham.

(10) Includes 3,125 shares held by Matthew Newell and 1,001 shares held by David Newell, Mr. Newell's sons. Mr. Newell disclaims beneficial ownership of these shares.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

Upon the closing of this offering, we will be authorized to issue 50,000,000 shares of common stock, $.001 par value, and 5,000,000 shares of undesignated preferred stock, $.001 par value. As of June 30, 2001, there were 14,683,198 shares of common stock outstanding held of record by approximately 580 stockholders, treating all outstanding preferred stock, other than 720,800 shares of our Series J Preferred Stock, on an as converted basis.

COMMON STOCK

The issued and outstanding shares of common stock are, and the shares of common stock being offered by us hereby will be upon payment therefor, validly issued, fully paid and nonassessable. Subject to the prior rights of the holders of any preferred stock, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may from time to time determine. The shares of common stock are neither redeemable nor convertible and the holders thereof have no preemptive or subscription rights to purchase any of our securities. Upon liquidation, dissolution or winding up of Omnicell, the holders of common stock are entitled to receive pro rata our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of any preferred stock then outstanding. Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of stockholders and has cumulative voting rights with respect to the election of directors.

WARRANTS

As of June 30, 2001, there were outstanding warrants to purchase an aggregate of 11,521 shares of common stock at an exercise price of $1.74 per share, an aggregate of 14,246 shares of common stock at an exercise price of $9.84 per share, an aggregate of 44,373 shares of common stock at an exercise price of $5.88 per share, and an aggregate of 33,276 shares of common stock at an exercise price of $4.70. Warrants to purchase an aggregate of 61,830 shares of common stock expire three years from the effective date of this offering, an aggregate of 8,310 shares of common stock expire on July 7, 2005 and an aggregate of 33,276 shares of common stock expire on December 31, 2005.

PREFERRED STOCK

Upon the closing of this offering, (i) all outstanding shares of convertible preferred stock (except the Series J Preferred Stock) will be converted into shares of common stock and (ii) 720,800 shares of Series J Preferred Stock will be redeemed. Outstanding shares of the Series J Preferred Stock are currently being redeemed at $14.03274 per share on a quarterly basis spread out in ten equal quarterly installments beginning on March 8, 1999. The first six payments have been made. Since September 2000, the three quarterly redemption payments of $2.5 million each that were due in September 2000, December 2000 and March 2001, have not been made as we were not obligated to make them because we did not meet certain balance sheet tests under California law. The unredeemed balance of the Series J Preferred Stock accrues interest at 9.5% per year. Effective upon the closing of this offering, we will be authorized to issue 5,000,000 shares of undesignated preferred stock. The Board of Directors will have the authority to issue the preferred stock in one or more series and to fix the price, rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting a series or the designation of such series, without any further vote or action by our stockholders. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control of Omnicell without further action by the stockholders and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

REGISTRATION RIGHTS

The holders of approximately 11,375,458 shares of common stock, as of June 30, 2001, and their permitted transferees are entitled to certain rights with respect to the registration of these shares under the Securities Act. Under the terms of agreements between us and the holders, the holders of at least 40% of these shares may require, on two occasions, that we use our best efforts to register these shares for public resale. The holders of these shares may not exercise this right until four months after the effective date of this offering. In addition, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, the holders are entitled to notice of such registration and are entitled to include shares of such common stock therein. The holders of these shares may also require us on no more than four occasions to register all or a portion of these shares on Form S-3 under the Securities Act when use of such form becomes available to us. All such registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares to be included in such registration. If such holders, by exercising their demand registration rights, cause a large number of securities to be registered and sold in the public market, such sales could have an adverse effect on the market price for our common stock. If we were to initiate a registration and include shares held by such holders pursuant to the exercise of their piggyback registration rights, such sales may have an adverse effect on our ability to raise capital.

ANTI-TAKEOVER PROVISIONS

DELAWARE LAW

Upon the closing of this offering, we will be subject to the provisions of
Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless:

    - prior to the date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

    - upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

    - on or subsequent to the date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines "business combination" to include:

    - any merger or consolidation involving the corporation and the interested stockholder;

    - any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

    - subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

    - the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

CHARTER AND BYLAW PROVISIONS

Our Certificate of Incorporation and Bylaws include a number of provisions that may have the effect of deterring or impeding hostile takeovers or changes of control or management. These provisions include:

    - our Board of Directors is classified into three classes of directors with staggered three-year terms;

    - the authority of our Board of Directors to issue up to 5,000,000 shares of preferred stock and to determine the price and the rights, preferences and privileges of these shares, without stockholder approval;

    - all stockholder action must be effected at a duly called meeting of stockholders and not by written consent; and

    - the elimination of cumulative voting.

Such provisions may have the effect of delaying or preventing a change of control.

Our Certificate of Incorporation and Bylaws provide that we will indemnify executive officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures. Such provisions may have the effect of preventing changes in our management.

OPTION ACCELERATION

In February 1998, February 2000 and March 2001 our Board of Directors approved resolutions providing that the unvested portion of each officer's stock options under our equity incentive plans becomes fully vested and exercisable if we are acquired and the officer is thereafter terminated without cause, forced to change the principal place of performance of the officer's responsibilities and duties, or placed in a position with a material reduction in the officer's responsibilities and duties.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common stock is Equiserve.

NATIONAL MARKET LISTING

Our common stock has been approved for listing on the Nasdaq National Market under the symbol "OMCL."

                        SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices from time to time. For a period of 180 days or more following this offering substantial amounts of our common stock will not be freely tradable due to contractual and legal restrictions as described below. Sales of substantial amounts of our common stock in the public market after these restrictions lapse could depress the prevailing market price and limit our ability to raise equity capital in the future.

Upon the closing of this offering and based on shares outstanding as of June 30, 2001, we will have an aggregate of 20,683,198 shares of common stock outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options or warrants. Of the outstanding shares, the shares sold in this offering will be freely tradable, except that any shares held by our "affiliates", as that term is defined in Rule 144 promulgated under the Securities Act, may only be sold in compliance with the limitations described below. The remaining shares of common stock held by existing stockholders will be deemed restricted securities as defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which are summarized below. In accordance with the lock-up agreements described below and subject to the provisions of Rules 144, 144(k) and 701 and a right of repurchase in favor of us applicable to some of our common stock, additional shares will be available for sale in the public market at the following times:

NUMBER OF SHARES                                    DATE
----------------        ------------------------------------------------------------
      6,042,500         After the date of this prospectus
      5,052,820         180 days from the date of this prospectus
      9,587,878         At various times after 180 days from the date of this
                        prospectus

In general, under Rule 144, as currently in effect, a person, or persons whose shares are aggregated, including an affiliate, who has beneficially owned shares for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of 1% of the then outstanding shares of common stock, which will equal approximately 206,789 shares immediately after this offering or the average weekly trading volume in the common stock during the four calendar weeks preceding the date on which notice of such sale is filed, subject to certain restrictions. In addition, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above. To the extent that shares were acquired from an affiliate of ours, the person's holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Employees, officers, directors, advisors or consultants who purchased our common stock pursuant to a written compensatory plan or contract are entitled to rely on the resale provisions of Rule 701, which permits non-affiliates to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144 and permits affiliates to sell their Rule 701 shares without having to comply with Rule 144's holding period restrictions, in each case commencing 90 days after we become subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934.

LOCK-UP AGREEMENTS

Our directors, officers and stockholders who hold approximately 14,640,698 shares in the aggregate, have agreed that they will not offer, sell or agree to sell, directly or indirectly, or otherwise dispose of any shares of common stock without the prior written consent of U.S. Bancorp Piper Jaffray for a period of 180 days from the date of this prospectus. Please see "Underwriting."

We have agreed not to sell or otherwise dispose of any shares of common stock during the 180-day period following the date of the prospectus, except we may issue, and grant options to purchase, shares of common stock under the 1992 Equity Incentive Plan, the 1995 Management Stock Option Plan and the 1999 Equity Incentive Plan. In addition, we may issue shares of common stock in connection with any acquisition of another company if the terms of such issuance provide that such common stock shall not be resold prior to the expiration of the 180-day period referenced in the preceding sentence.

REGISTRATION RIGHTS

Following this offering, some of our stockholders will have registration rights. Please see "Description of Capital Stock--Registration Rights."

STOCK OPTIONS AND WARRANTS

Options to purchase an aggregate of 3,733,997 shares of our common stock are outstanding as of June 30, 2001 under our 1992 Equity Incentive Plan, our 1995 Management Stock Option Plan and our 1999 Equity Incentive Plan. Following this offering, we expect to register the shares underlying these options in a registration statement that will automatically become effective upon filing. Accordingly, subject to the exercise of such options, shares included in such registration statement will be available for sale in the open market immediately after the 180-day lock-up period expires.

In addition, 103,416 shares of common stock issuable upon the exercise of warrants will be eligible for sale as restricted securities set forth above, one year after the exercise of these warrants.

                                  UNDERWRITING

Subject to the terms and conditions of an underwriting agreement dated
August 6, 2001, the underwriters named below, who are represented by U.S. Bancorp Piper Jaffray Inc., CIBC World Markets Corp., and SG Cowen Securities Corporation have severally and not jointly agreed to purchase from us, the following respective number of shares of our common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

                                                              NUMBER OF
UNDERWRITERS                                                   SHARES
------------                                                  ---------
U.S. Bancorp Piper Jaffray Inc..............................  2,475,000
CIBC World Markets Corp.....................................  1,237,500
SG Cowen Securities Corporation.............................  1,237,500
Banc of America Securities LLC..............................    175,000
Bear, Stearns & Co., Inc....................................    175,000
Dain Rauscher Incorporated..................................    175,000
First Union Securities, Inc.................................    175,000
J.P. Morgan Securities Inc..................................    175,000
Thomas Weisel Partners LLC..................................    175,000
                                                              ---------
        Total...............................................  6,000,000
                                                              =========

The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all shares of the common stock offered hereby, other than those covered by the over-allotment option described below, if any of these shares are purchased. In addition, the underwriting agreement provides that, in the event of a default by an underwriter, in certain circumstances the purchase commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

The underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to dealers at a price that represents a concession not in excess of $0.29 per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $0.10 per share to certain other dealers. After the initial public offering, representatives of the underwriters may change the offering price and other selling terms.

We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 900,000 additional shares of common stock at the public offering price, less the underwriting discounts set forth on the cover page of this prospectus. The underwriters may exercise such option solely to cover over-allotments, if any, made in connection with this offering. To the extent that the underwriters exercise this option, each underwriter will become obligated, subject to conditions, to purchase approximately the same percentage of additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered hereby. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the other shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is 7% of the initial public offering price. We have agreed to pay the underwriters the following fees, assuming either no exercise or full exercise by the underwriters of the underwriters' over-allotment option:

                                                                             TOTAL FEES
                                                            ---------------------------------------------
                                                             WITHOUT EXERCISE OF    WITH FULL EXERCISE OF
                                            FEE PER SHARE   OVER-ALLOTMENT OPTION   OVER-ALLOTMENT OPTION
                                            -------------   ---------------------   ---------------------
Fees paid by Omnicell.....................      $0.49              $2,940,000             $3,381,000

In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $1,600,000.

We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

Each of our officers and directors, and substantially all of our stockholders and holders of options and warrants to purchase our stock, have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options or warrants held by these persons for a period of 180 days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of U.S. Bancorp Piper Jaffray. This consent may be given at any time without public notice. We have entered into a similar agreement with the representatives of the underwriters. There are no agreements between the representatives and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period.

The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

In order to facilitate the offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of our common stock. Specifically, the underwriters may make short sales of our common stock and may purchase our common stock on the open market to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' over-allotment option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. "Naked" short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. Similar to other purchase transactions, the underwriters' purchases to cover the underwriting syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. In addition, the representatives, on behalf of the underwriters, may also reclaim selling concessions allowed to an underwriter or dealer if the underwriting syndicate repurchases shares distributed by that underwriter or dealer, which may also maintain the market price of our common stock at a level above that which might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise. The underwriters are not required to engage in these activities and, if commenced, may end any of these activities at any time.

At our request, the underwriters have reserved for sale, at the initial public offering price, up to $5 million of our common stock for Bergen Brunswig. This would represent 714,285 shares or approximately 12% of our common stock sold in this offering. Bergen Brunswig has agreed that, if it purchases any shares of common stock in the offering, it will not sell, transfer or otherwise dispose such shares for one year after the completion of this offering. In addition, at our request, the underwriters have reserved for sale, at the initial public offering price, up to 300,000 shares or 5% of our common stock being sold in this offering for our vendors, employees, family members of employees, customers and other third parties. The number of shares of our common stock available for sale to the general public will be reduced to the extent these reserved shares are purchased. Any reserved shares that are not purchased by these persons will be offered by the underwriters to the general public on the same basis as the other shares in this offering.

PRICING OF THE OFFERING

Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for our common stock has been determined by negotiations among us and the representatives of the underwriters. Among the primary factors considered in determining the initial public offering price were:

    - prevailing market conditions;

    - our results of operations in recent periods;

    - the present stage of our development;

    - the market capitalization and stage of development of the other companies that we and the representatives of the underwriters believe to be comparable to our business; and

    - estimates of our business potential.

                                 LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Cooley Godward LLP, Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Preston Gates & Ellis LLP, Seattle, Washington.

                                    EXPERTS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 1999 and 2000, and for each of the three years in the period ended December 31, 2000, as set forth in their report. We've included our financial statements in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in auditing and accounting.

The financial statements of the Sure-Med Division of Baxter Healthcare Corporation, an indirect division of Baxter International Inc., as of December 31, 1998 and for the year ended December 31, 1998 included in this prospectus have been so included in reliance on the report (which report contains an explanatory paragraph relating to the restatement of the financial results as described in Note 2 to the financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock. For further information regarding us and our common stock, please refer to the registration statement and exhibits and schedules filed as part of the registration statement. Each statement in this prospectus referring to a contract, agreement or other document filed as an exhibit to the registration statement is qualified in all respects by the filed exhibit.

You may read and copy all or any portion of the registration statement or any other information that we file at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference room. Our Securities and Exchange Commission filings, including the registration statement, are also available to you on the Securities and Exchange Commission's Web site located at WWW.SEC.GOV.

Upon completion of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith, will file periodic reports, proxy statements and other information with the SEC.

We intend to provide our stockholders with annual reports containing financial statements audited by an independent public accounting firm and to make available to our stockholders quarterly reports containing unaudited financial data for the first three quarters of each year.

                                 OMNICELL, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Omnicell, Inc.
  Report of Ernst & Young LLP, Independent Auditors.........   F-2

  Consolidated Balance Sheets as of December 31, 1999 and
    2000 and March 31, 2001 (unaudited).....................   F-3

  Consolidated Statements of Operations for the years ended
    December 31, 1998, 1999 and 2000 and for the three
    months ended March 31, 2000 and 2001 (unaudited)........   F-4

  Consolidated Statement of Redeemable Convertible Preferred
    Stock and Stockholders' Equity (Net Capital Deficiency)
    for the years ended December 31, 1998, 1999 and 2000 and
    for the three months ended March 31, 2001 (unaudited)...   F-5

  Consolidated Statements of Cash Flows for the years ended
    December 31, 1998, 1999 and 2000 and for the three
    months ended March 31, 2000 and 2001 (unaudited)........   F-6

  Notes to Consolidated Financial Statements................   F-8

Sure-Med Division of Baxter Healthcare Corporation

  Report of PricewaterhouseCoopers LLP, Independent
    Accountants.............................................  F-31

  Balance Sheet as of December 31, 1998.....................  F-32

  Statement of Operations for the year ended December 31,
    1998....................................................  F-33

  Statement of Cash Flows for the year ended December 31,
    1998....................................................  F-34

  Notes to Financial Statements.............................  F-35

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Omnicell, Inc.

We have audited the accompanying consolidated balance sheets of Omnicell, Inc. as of December 31, 1999 and 2000, and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders' equity (net capital deficiency), and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Omnicell, Inc. at December 31, 1999 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 18 to the consolidated financial statements, the consolidated balance sheets, statements of operations, redeemable convertible preferred stock and stockholders' equity (net capital deficiency), and cash flows for each of the three years in the period ended December 31, 2000 have been restated.

San Jose, California
February 26, 2001,                                            /s/ Ernst & Young LLP
except for Note 18 and 19, as to which the date
is August 3, 2001

                                 OMNICELL, INC.

                          CONSOLIDATED BALANCE SHEETS

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                   DECEMBER 31,                      PRO FORMA AT
                                                              ----------------------    MARCH 31,     MARCH 31,
                                                                1999        2000          2001           2001
                                                              --------   -----------   -----------   ------------
                                                                                              (Unaudited)
                           ASSETS
Current assets:
  Cash and cash equivalents.................................  $  2,546    $  9,681      $  2,309       $     --
  Short-term investments....................................     4,152       2,286         5,389             --
  Accounts receivable, net of allowance for doubtful
    accounts of $338 in 1999, $372 in 2000 and $402 in
    2001....................................................     9,685      11,036        15,366         15,366
  Inventories...............................................     9,324      10,414        12,465         12,465
  Prepaid expenses and other current assets.................     1,909       2,728         2,697          2,697
                                                              --------    --------      --------       --------
    Total current assets....................................    27,616      36,145        38,226         30,528
                                                              --------    --------

Property and equipment, net.................................     7,241       4,913         4,981          4,981
Intangible assets...........................................       274          --            --             --
Other assets................................................     1,986       2,847         3,831          3,831
                                                              --------    --------      --------       --------
      Total assets..........................................  $ 37,117    $ 43,905      $ 47,038       $ 39,340
                                                              ========    ========      ========       ========
  LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND
        STOCKHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)
Current liabilities:
  Accounts payable..........................................  $  2,234    $  4,416      $  5,516       $  5,516
  Accrued liabilities.......................................    17,299      16,065        19,831         19,591
  Deferred revenue..........................................     2,268       3,233         3,406          3,406
  Deferred gross profit.....................................    26,695      25,847        25,317         25,317
  Current portion of notes payable..........................        51          37         1,026          1,026
  Note payable to redeemable convertible preferred
    stockholder.............................................        --          --            --          2,655
                                                              --------    --------      --------       --------
    Total current liabilities...............................    48,547      49,598        55,096         57,511

Notes payable...............................................     8,440       8,376         7,375          7,025
Other long-term liabilities.................................       812         842           842            842
Commitments and contingencies
Redeemable convertible preferred stock, no par value;
  1,802,000 shares designated; 1,081,200, 720,800 and
  720,800 shares issued and outstanding at December 31, 1999 and 2000 and March 31, 2001, respectively (no shares pro
  forma)....................................................    15,166      10,113        10,113             --
Stockholders' equity (net capital deficiency):
  Convertible preferred stock, no par value; 18,500,000
    shares authorized (5,000,000 shares authorized pro
    forma), including 1,802,000 shares designated as
    redeemable convertible preferred stock (11,527,848,
    14,538,376 and 14,538,376 shares issued and outstanding
    at December 31, 1999 and 2000 and March 31, 2001,
    respectively)(no shares pro forma) (aggregate
    liquidation preference of $63,747 at December 31, 2000
    and March 31, 2001).....................................    33,854      62,392        62,392             --
  Common stock, no par value; 35,000,000 shares authorized
    (50,000,000 shares authorized pro forma); 1,646,382,
    3,080,140 and 3,126,968 shares issued and outstanding at
    December 31, 1999 and 2000 and March 31, 2001,
    respectively (14,487,202 shares pro forma)..............     2,302      11,728        11,920         74,662
  Notes receivable from stockholders........................        --      (4,578)       (4,578)        (4,578)
  Deferred stock compensation...............................        --      (1,775)       (1,483)        (1,483)
  Accumulated deficit.......................................   (72,006)    (92,795)      (94,640)       (94,640)
  Accumulated other comprehensive income....................         2           4             1              1
                                                              --------    --------      --------       --------
    Total stockholders' equity (net capital deficiency).....   (35,848)    (25,024)      (26,388)       (26,038)
                                                              --------    --------      --------       --------
      Total liabilities, redeemable convertible preferred
        stock, and stockholders' equity (net capital
        deficiency).........................................  $ 37,117    $ 43,905      $ 47,038       $(39,340)
                                                              ========    ========      ========       ========

                            See accompanying notes.

                                 OMNICELL, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                 THREE MONTHS ENDED
                                                   YEAR ENDED DECEMBER 31,            MARCH 31,
                                                ------------------------------   -------------------
                                                  1998       1999       2000       2000       2001
                                                --------   --------   --------   --------   --------
                                                                                     (UNAUDITED)
REVENUES:
Product revenues..............................  $34,690    $ 44,074   $ 58,458   $12,452    $16,726
Product revenues from related party...........    9,398       4,163      1,097        --         --
Service and other revenues....................    4,124       7,034      7,810     2,034      2,261
                                                -------    --------   --------   -------    -------
    Total revenues............................   48,212      55,271     67,365    14,486     18,987
Cost of product revenues......................   16,343      28,918     18,856     4,584      5,421
Cost of service and other revenues............    1,801       5,377      7,722     2,097      1,739
                                                -------    --------   --------   -------    -------
    Total cost of revenues (see Note A).......   18,144      34,295     26,578     6,681      7,160
                                                -------    --------   --------   -------    -------
Gross profit..................................   30,068      20,976     40,787     7,805     11,827

Operating expenses:
  Research and development (see Note A).......    5,987       8,745     11,273     3,455      2,532
  Selling, general and administrative (see
    Note A)...................................   24,275      35,786     45,323    11,401     10,101
  Stock-based compensation....................       17          11        816        --        428
  Integration.................................       --         785         --        --         --
  Restructuring...............................       --          --      2,908        --         --
                                                -------    --------   --------   -------    -------
    Total operating expenses..................   30,279      45,327     60,320    14,856     13,061
                                                -------    --------   --------   -------    -------
Loss from operations..........................     (211)    (24,351)   (19,533)   (7,051)    (1,234)
Interest income...............................    1,039         704      1,053       259        184
Interest expense..............................       --      (2,471)    (2,209)     (580)      (770)
                                                -------    --------   --------   -------    -------
Income (loss) before provision for income
  taxes.......................................      828     (26,118)   (20,689)   (7,372)    (1,820)
Provision for income taxes....................      185         149        100        25         25
                                                -------    --------   --------   -------    -------
Net income (loss).............................      643     (26,267)   (20,789)   (7,397)    (1,845)
Preferred stock accretion.....................      (22)         --         --        --         --
                                                -------    --------   --------   -------    -------
Net income (loss) applicable to common
  stockholders................................  $   621    $(26,267)  $(20,789)  $(7,397)   $(1,845)
                                                =======    ========   ========   =======    =======
Net income (loss) per common share:
  Basic.......................................  $  0.48    $ (17.86)  $ (12.20)  $ (4.40)   $ (0.67)
  Diluted.....................................  $  0.06    $ (17.86)  $ (12.20)  $ (4.40)   $ (0.67)
  Pro forma basic and diluted (unaudited).....                        $  (1.59)             $ (0.13)
Weighted average common shares outstanding:
  Basic.......................................    1,302       1,471      1,704     1,681      2,741
  Diluted.....................................   11,013       1,471      1,704     1,681      2,741
  Pro forma basic and diluted (unaudited).....                          13,060               14,097

------------------------

Note A:

Excludes charges for stock-based
compensation as follows:

Cost of revenues..............................  $    --    $     --   $     38   $    --    $    20
Research and development......................  $    --    $     --   $    139   $    --    $    73
Selling, general and administrative...........  $    17    $     11   $    639   $    --    $   335

                            See accompanying notes.

                                 OMNICELL, INC.
      CONSOLIDATED STATEMENT OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND
                 STOCKHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                   REDEEMABLE
                                                                   CONVERTIBLE             CONVERTIBLE
                                                                 PREFERRED STOCK         PREFERRED STOCK
                                                              ---------------------   ---------------------
                                                                SHARES      AMOUNT      SHARES      AMOUNT
                                                              ----------   --------   ----------   --------
Balance at December 31, 1997................................   1,802,000   $ 25,260   11,527,848   $33,854
  Net income................................................          --         --           --        --
  Change in unrealized loss on short-term investments.......          --         --           --        --
  Total comprehensive income................................
  Exercise of stock options.................................          --         --           --        --
  Employee stock purchase plan..............................          --         --           --        --
  Amortization of deferred compensation.....................          --         --           --        --
  Accretion of redeemable convertible preferred stock.......          --         22           --        --
                                                              ----------   --------   ----------   -------
Balance at December 31, 1998................................   1,802,000     25,282   11,527,848    33,854
  Net loss..................................................          --         --           --        --
  Change in unrealized loss on short-term investments.......          --         --           --        --
  Total comprehensive loss..................................          --         --           --        --
  Exercise of stock options.................................          --         --           --        --
  Employee stock purchase plan..............................          --         --           --        --
  Amortization of deferred compensation.....................          --         --           --        --
  Redemption of redeemable convertible preferred stock......    (720,800)   (10,116)          --        --
                                                              ----------   --------   ----------   -------
Balance at December 31, 1999................................   1,081,200     15,166   11,527,848    33,854
  Net loss..................................................          --         --           --        --
  Change in unrealized gain on short-term investments.......          --         --           --        --
  Total comprehensive loss..................................          --         --           --        --
  Modification of stock option awards.......................          --         --           --        --
  Issuance of Series K convertible preferred stock for cash
    (less issuance costs of $62)............................          --         --    3,010,528    28,538
  Exercise of stock options.................................          --         --           --        --
  Employee stock purchase plan..............................          --         --           --        --
  Issuance of stockholder notes receivable..................          --         --           --        --
  Issuance of warrant in connection with bank credit
    facility................................................          --         --           --        --
  Deferred stock compensation...............................
  Amortization of deferred stock compensation...............
  Redemption of redeemable convertible preferred stock......    (360,400)    (5,053)          --        --
                                                              ----------   --------   ----------   -------
Balance at December 31, 2000................................     720,800     10,113   14,538,376    62,392
  Net loss (unaudited)......................................          --         --           --        --
  Change in unrealized gain on short-term investments
    (unaudited).............................................          --         --           --        --
  Total comprehensive loss (unaudited)......................          --         --           --        --
  Exercise of stock options (unaudited).....................          --         --           --        --
  Deferred stock compensation (unaudited)...................          --         --           --        --
  Amortization of deferred stock compensation (unaudited)...          --         --           --        --
                                                              ----------   --------   ----------   -------
Balance at March 31, 2001 (unaudited).......................     720,800   $ 10,113   14,538,376   $62,392
                                                              ==========   ========   ==========   =======


                                                                                          NOTES
                                                                   COMMON STOCK         RECEIVABLE
                                                              ----------------------       FROM       DEFERRED STOCK   ACCUMULATED
                                                               SHARES       AMOUNT     STOCKHOLDERS    COMPENSATION      DEFICIT
                                                              ---------   ----------   ------------   --------------   ------------
Balance at December 31, 1997................................  1,281,804   $      807     $    --         $   (28)        $(46,360)
  Net income................................................         --           --          --              --              643
  Change in unrealized loss on short-term investments.......         --           --          --              --               --

  Total comprehensive income................................

  Exercise of stock options.................................     48,923          135          --              --               --
  Employee stock purchase plan..............................     54,506          482          --              --               --
  Amortization of deferred compensation.....................         --           --          --              17               --
  Accretion of redeemable convertible preferred stock.......         --           --          --              --              (22)
                                                              ---------   ----------     -------         -------         --------
Balance at December 31, 1998................................  1,385,233        1,424          --             (11)         (45,739)
  Net loss..................................................         --           --          --              --          (26,267)
  Change in unrealized loss on short-term investments.......         --           --          --              --               --

  Total comprehensive loss..................................         --           --          --              --               --

  Exercise of stock options.................................    200,360          341          --              --               --
  Employee stock purchase plan..............................     60,789          537          --              --               --
  Amortization of deferred compensation.....................         --           --          --              11               --
  Redemption of redeemable convertible preferred stock......         --           --          --              --               --
                                                              ---------   ----------     -------         -------         --------
Balance at December 31, 1999................................  1,646,382        2,302          --              --          (72,006)
  Net loss..................................................         --           --          --              --          (20,789)
  Change in unrealized gain on short-term investments.......         --           --          --              --               --

  Total comprehensive loss..................................         --           --          --              --               --

  Modification of stock option awards.......................         --          728          --              --               --
  Issuance of Series K convertible preferred stock for cash
    (less issuance costs of $62)............................         --           --          --              --               --
  Exercise of stock options.................................  1,251,919        5,146          --              --               --
  Employee stock purchase plan..............................    181,839          883          --              --               --
  Issuance of stockholder notes receivable..................         --           --      (4,578)             --               --
  Issuance of warrant in connection with bank credit
    facility................................................         --           78          --              --               --
  Deferred stock compensation...............................                   2,591                      (2,591)
  Amortization of deferred stock compensation...............                                                 816
  Redemption of redeemable convertible preferred stock......         --           --          --              --               --
                                                              ---------   ----------     -------         -------         --------
Balance at December 31, 2000................................  3,080,140       11,728      (4,578)         (1,775)         (92,795)
  Net loss (unaudited)......................................         --           --          --              --           (1,845)
  Change in unrealized gain on short-term investments
    (unaudited).............................................         --           --          --              --               --

  Total comprehensive loss (unaudited)......................         --           --          --              --               --

  Exercise of stock options (unaudited).....................     46,828           56          --              --               --
  Deferred stock compensation (unaudited)...................         --          136          --            (136)              --
  Amortization of deferred stock compensation (unaudited)...         --           --          --             428               --
                                                              ---------   ----------     -------         -------         --------
Balance at March 31, 2001 (unaudited).......................  3,126,968   $   11,920     $(4,578)        $(1,483)        $(94,640)
                                                              =========   ==========     =======         =======         ========

                                                                                   TOTAL
                                                               ACCUMULATED     STOCKHOLDERS'
                                                                  OTHER           EQUITY
                                                              COMPREHENSIVE    (NET CAPITAL
                                                              INCOME (LOSS)     DEFICIENCY)
                                                              --------------   -------------
Balance at December 31, 1997................................      $  (6)         $(11,733)
  Net income................................................         --               643
  Change in unrealized loss on short-term investments.......          4                 4
                                                                                 --------
  Total comprehensive income................................                          647
                                                                                 --------
  Exercise of stock options.................................         --               135
  Employee stock purchase plan..............................         --               482
  Amortization of deferred compensation.....................         --                17
  Accretion of redeemable convertible preferred stock.......         --               (22)
                                                                  -----          --------
Balance at December 31, 1998................................         (2)          (10,474)
  Net loss..................................................         --           (26,267)
  Change in unrealized loss on short-term investments.......          4                 4
                                                                                 --------
  Total comprehensive loss..................................         --           (26,263)
                                                                                 --------
  Exercise of stock options.................................         --               341
  Employee stock purchase plan..............................         --               537
  Amortization of deferred compensation.....................         --                11
  Redemption of redeemable convertible preferred stock......         --                --
                                                                  -----          --------
Balance at December 31, 1999................................          2           (35,848)
  Net loss..................................................         --           (20,789)
  Change in unrealized gain on short-term investments.......          2                 2
                                                                                 --------
  Total comprehensive loss..................................         --           (20,787)
                                                                                 --------
  Modification of stock option awards.......................         --               728
  Issuance of Series K convertible preferred stock for cash
    (less issuance costs of $62)............................         --            28,538
  Exercise of stock options.................................         --             5,146
  Employee stock purchase plan..............................         --               883
  Issuance of stockholder notes receivable..................         --            (4,578)
  Issuance of warrant in connection with bank credit
    facility................................................         --                78
  Deferred stock compensation...............................                           --
  Amortization of deferred stock compensation...............                          816
  Redemption of redeemable convertible preferred stock......         --                --
                                                                  -----          --------
Balance at December 31, 2000................................          4           (25,024)
  Net loss (unaudited)......................................         --            (1,845)
  Change in unrealized gain on short-term investments
    (unaudited).............................................         (3)               (3)
                                                                                 --------
  Total comprehensive loss (unaudited)......................         --            (1,848)
                                                                                 --------
  Exercise of stock options (unaudited).....................         --                56
  Deferred stock compensation (unaudited)...................         --                --
  Amortization of deferred stock compensation (unaudited)...         --               428
                                                                  -----          --------
Balance at March 31, 2001 (unaudited).......................      $   1          $(26,388)
                                                                  =====          ========

                            See accompanying notes.

                                 OMNICELL, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                                             THREE MONTHS
                                                            YEAR ENDED DECEMBER 31,         ENDED MARCH 31,
                                                         ------------------------------   -------------------
                                                           1998       1999       2000       2000       2001
                                                         --------   --------   --------   --------   --------
                                                                                              (unaudited)
OPERATING ACTIVITIES
  Net income (loss)....................................  $    643   $(26,267)  $(20,789)  $ (7,397)  $ (1,845)
  Adjustments to reconcile net income (loss) to net
    cash provided by (used in) operating activities:
    Depreciation.......................................     1,375      1,894      2,749        650        406
    Amortization.......................................        --         90         90         90         90
    Loss on disposal of capital equipment..............        45          4         --         --         --
    Amortization of deferred stock compensation........        17         11        816         --        428
    Stock compensation.................................        --         --        728        728         --
    Write-off of Sure-Med inventory....................        --      9,722         --         --         --
    Write-off of ADDS investment.......................        --        550         --         --         --
    Write-off of intangible assets.....................        --         --        182         --         --
    Changes in assets and liabilities:
      Accounts receivable..............................     2,066       (453)    (1,351)    (4,634)    (4,330)
      Inventories......................................      (378)     1,978     (1,090)     1,495     (2,051)
      Prepaid expenses and other current assets........    (1,228)      (741)      (741)      (555)        31
      Other assets.....................................      (405)       585       (769)      (840)      (984)
      Accounts payable.................................      (345)     1,608      2,182      1,378      1,100
      Accrued liabilities..............................       158        908     (1,234)    (2,157)     3,766
      Deferred revenue.................................       747        313        965        230        173
      Deferred gross profit............................     4,005      5,954       (848)      (309)      (530)
      Other liabilities................................        --     (1,149)         2      1,291         --
                                                         --------   --------   --------   --------   --------
    Net cash provided by (used in) operating
      activities.......................................     6,700     (4,993)   (19,108)   (10,030)    (3,746)
                                                         --------   --------   --------   --------   --------

INVESTING ACTIVITIES
  Cash paid for Sure-Med acquisition, net of cash
    received...........................................        --       (352)        --         --         --
  Purchases of short-term investments..................   (11,517)    (4,153)    (4,055)   (11,815)    (4,055)
  Maturities of short-term investments.................     6,011     10,504      5,923         --        949
  Capital expenditures.................................    (1,785)    (6,199)      (511)    (1,067)      (564)
                                                         --------   --------   --------   --------   --------
    Net cash provided by (used in) investing
      activities.......................................    (7,291)      (200)     1,357    (12,882)    (3,670)
                                                         --------   --------   --------   --------   --------

FINANCING ACTIVITIES
  Proceeds from issuance of common stock...............       617        878      1,451        269         56
  Proceeds from issuance of Series K preferred stock...        --         --     28,538     28,538         --
  Redemption of redeemable convertible preferred
    stock..............................................        --     (5,058)    (5,053)    (1,973)        --
  Issuance of convertible promissory note..............        --        350         --         --         --
  Payment of principle on long-term debt...............        --         --        (50)        --        (12)
                                                         --------   --------   --------   --------   --------
    Net cash provided by (used in) financing
      activities.......................................       617     (3,830)    24,886     26,834         44
                                                         --------   --------   --------   --------   --------
Net increase (decrease) in cash and cash equivalents...        26     (9,023)     7,135      3,922     (7,372)
Cash and cash equivalents at beginning of period.......    11,543     11,569      2,546      2,546      9,681
                                                         --------   --------   --------   --------   --------
Cash and cash equivalents at end of period.............  $ 11,569   $  2,546   $  9,681   $  6,468   $  2,309
                                                         ========   ========   ========   ========   ========

                            See accompanying notes.

                                 OMNICELL, INC.

                                 (IN THOUSANDS)

                                                                                        THREE MONTHS
                                                     YEAR ENDED DECEMBER 31,           ENDED MARCH 31,
                                                  ------------------------------   -----------------------
                                                    1998       1999       2000       2000           2001
                                                  --------   --------   --------   --------       --------
                                                                                         (unaudited)
SUPPLEMENTAL DISCLOSURES OF NONCASH FINANCING
  AND INVESTING ACTIVITIES
Issuance of note payable in Sure-Med
  acquisition...................................  $     --   $  7,914   $     --     $ --           $ --
Change in unrealized gain (loss) on short-term
  investments...................................        (4)        (4)         2       --             (3)
Issuance of note payable for leasehold
  improvements to landlord......................        --        200         --       --             --
Accretion of redeemable convertible preferred
  stock.........................................        22         --         --       --             --
Redemption of preferred stock offset with
  receivables...................................        --      5,750        553      553             --
Issuance of stock purchase warrant..............        --         --         78       --             --
Issuance of notes receivable from stockholders
  to exercise stock options.....................        --         --     (4,578)      --             --
Deferred stock compensation.....................        --         --      2,591       --            136

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest..........................  $     --   $  2,312   $  1,800     $540           $180

                            See accompanying notes.

                                 OMNICELL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  (INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 2001 IS
                                   UNAUDITED)

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF THE COMPANY

The Company was incorporated in the State of California in September 1992 under the name OmniCell Technologies, Inc. In September 1999, the Company changed its name to Omnicell.com and intends to reincorporate in Delaware and change its name to Omnicell, Inc. immediately prior to the completion of the offering. All references in these financial statements will be to "Omnicell, Inc." or the "Company."

The Company provides an integrated suite of clinical infrastructure and workflow automation solutions for healthcare facilities. These solutions include automation systems, clinical reference tools, an Internet-based procurement application and decision support capabilities. The Company sells and leases its products and related services to a wide range of healthcare facilities such as hospitals, integrated delivery networks and alternate care facilities, which include nursing homes, outpatient surgery centers, catheterization labs and clinics.

FUTURE FINANCING

The Company may be required to raise additional capital through the public equity market, private financings, collaborative arrangements and debt. Additional financing may not be available to the Company on favorable terms, if at all. If the Company is unable to obtain financing, or to obtain it on acceptable terms, it may be unable to execute the business plan.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the Company and its wholly owned subsidiaries, Omnicell HealthCare Canada, Inc. and Omnicell Europe SARL. All significant intercompany accounts and transactions are eliminated in consolidation.

INTERIM FINANCIAL INFORMATION

The interim financial information at March 31, 2001 and for the three months ended March 31, 2000 and 2001 is unaudited but, in the opinion of management, has been prepared on the same basis as the annual financial statements and includes all adjustments (consisting only of normal recurring adjustments) that the Company considers necessary for a fair presentation of its financial position at such date and its operating results and cash flows for those periods. Results for the interim period are not necessarily indicative of the results to be expected for the entire year, or any future period.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that materially affect the amounts reported in the consolidated financial statements. Actual results could differ from these estimates.

                                 OMNICELL, INC.

  (INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 2001 IS
                                   UNAUDITED)

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
REVENUE RECOGNITION

Revenues are derived primarily from sales of pharmacy and supply systems and subsequent service agreements. The Company markets these systems for sale or for lease. Pharmacy and supply system sales, which are accounted for in accordance with American Institute of Certified Public Accountant's Statement of
Position 97-2 (SOP 97-2), "Software Revenue Recognition," are recognized upon completion of Omnicell's installation obligation at the customer's site. Revenues from leasing arrangements are recognized in accordance with Statement of Financial Accounting Standards (SFAS) No. 13, "Accounting for Leases," upon completion of the Company's installation obligation and commencement of the noncancelable lease term. Post-installation technical support, such as phone support, on-site service, parts and access to software upgrades, is provided by the Company under separate annual service agreements. Revenues on service agreements are recognized ratably over the related service contract period. Deferred revenue represents amounts received under service agreements for which the services have not yet been performed and upfront fees received from certain distributors of our pharmacy and supply systems. These upfront fees are recognized ratably over the period of the distribution agreement. Deferred gross profit represents the profit to be earned by the Company, exclusive of installation costs, on pharmacy and supply systems sales for which customer acceptance has occurred but the Company's installation obligation has not yet been fulfilled. Installation costs are recorded to cost of goods sold when incurred.

Revenues from the Company's Internet-based procurement application, introduced in 1999, are recognized ratably over the subscription period. Internet-based procurement application revenues were not significant in the years ended December 31, 1999 and 2000, and are included in service and other revenues.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company has determined the estimated fair value of financial instruments. The amounts reported for cash and cash equivalents, accounts receivable, notes receivable from stockholders, accounts payable, and accrued expenses approximate fair value because of their short maturities. Short-term investments are reported at their estimated fair value based on quoted market prices of comparable instruments. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of its debt obligations approximates fair value.

CASH EQUIVALENTS

The Company considers all highly liquid debt instruments with original maturities of 90 days or less to be cash equivalents.

CONCENTRATIONS OF CREDIT RISK AND SIGNIFICANT CUSTOMERS

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents, investments, accounts receivable and notes receivable from stockholders. Cash equivalents consist primarily of money market funds and commercial debt securities and are held primarily with two financial institutions. By policy, the Company limits the amounts invested in any type

                                 OMNICELL, INC.

  (INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 2001 IS
                                   UNAUDITED)

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) of instrument for investments other than U.S. government treasury instruments. The Company places its investments for safekeeping with an insured creditworthy financial institution.

The Company sells and leases its products and services primarily to hospitals and other healthcare facilities throughout the United States. The majority of leases originated by the Company are sold to unaffiliated finance companies (see
Note 3). To date, the Company has had no significant credit losses.

One customer accounted for 20.5% of revenues in 1998. No one customer accounted for over 10.0% of revenues in 1999 or 2000.

One customer accounted for 11.0% of accounts receivable at December 31, 1999. A different customer accounted for 11.0% of accounts receivable at December 31, 2000.

The majority of net revenues are generated from customers in North America totaling 99% of total net revenues in 1998, 1999 and 2000.

SHORT-TERM INVESTMENTS

Short-term investments consist primarily of highly liquid debt instruments purchased with original maturities of greater than 90 days but less than twelve months. The Company classifies these securities as available-for-sale. The differences between amortized cost and fair value, representing unrealized holding gains or losses, are recorded as a separate component of stockholders' equity until realized. Any gains and losses on the sale of short-term investments are determined on a specific identification method, and such gains and losses are reflected as a component of net interest income (expense). The Company has not experienced any significant gains or losses on its investments to date.

INVENTORIES

Inventories are stated at the lower of cost (utilizing standard costs, which approximate the first-in, first-out method) or market. The Company routinely assesses its on-hand inventory for timely identification and measurement of obsolete, slow-moving, or otherwise impaired inventory.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets, generally three to five years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the improvements, generally four to seven years.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of any asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of

                                 OMNICELL, INC.

  (INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 2001 IS
                                   UNAUDITED)

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

SOFTWARE DEVELOPMENT COSTS

Development costs related to software incorporated in the Company's pharmacy and supply systems incurred subsequent to the establishment of technological feasibility are capitalized and amortized over the estimated lives of the related products. Technological feasibility is established upon completion of a working model. At December 31, 2000, capitalized software development costs are approximately $900,000. These costs will be amortized over a 3-year period upon commercial introduction and are reported as a component of other assets. There were no capitalized software development costs at December 31, 1999.

ADVERTISING EXPENSES

The Company expenses the costs of advertising as incurred. Advertising expenses for the years ended December 31, 1998, 1999 and 2000 were approximately $11,000, $628,000 and $1.2 million, respectively.

INTEGRATION EXPENSES

Integration expenses relate to expenses incurred to integrate the Sure-Med product line (see Note 2) into the Company's operations. These expenses include charges for employee severance costs, travel, training and relocation expenses.

STOCK-BASED COMPENSATION

Under SFAS No. 123, "Accounting for Stock-Based Compensation," the Company accounts for stock-based awards to employees using the intrinsic value method established by Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees." Thus, no compensation expense is recognized for options granted with exercise prices equal to the fair value of the Company's common stock on the date of grant.

INCOME TAXES

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." This statement prescribes the use of the liability method whereby deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

COMPREHENSIVE INCOME

In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS
No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and displaying comprehensive income and its components in financial statements. The only items of other comprehensive income (loss) that the Company currently reports are unrealized gains (losses) on short-term investments,

                                 OMNICELL, INC.

  (INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 2001 IS
                                   UNAUDITED)

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) which are included in other accumulated comprehensive income (loss) in the consolidated statement of redeemable convertible preferred stock and stockholders' equity (net capital deficiency).

SEGMENT INFORMATION

The Company reports segments in accordance with SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 131 requires the use of a management approach in identifying segments of an enterprise. Prior to 1999, the Company consisted of one operating segment: pharmacy and supply systems. A second operating segment was created in the second half of 1999 with the introduction of the Company's e-commerce business. The Company's chief operating decision maker reviews information pertaining to reportable segments to the operating income level. There are no significant intersegment sales or transfers. Assets of the operating segments are not segregated and substantially all of the Company's long-lived assets are located in the United States.

For the years ended December 31, 1999 and 2000, substantially all of the Company's total revenues and gross profits were generated by the pharmacy and supply systems operating segment. The Internet-based e-commerce business operating segment generated less than one percent of consolidated revenues in each of 1999 and 2000. The operating loss generated by the segment was approximately $2.0 million and $10.3 million in 1999 and 2000, respectively, excluding the $2.9 million restructuring charge recorded in 2000.

STOCK SPLIT

All common stock share and per share amounts have been restated to reflect a 1-for-1.6 reverse stock split.

NET INCOME (LOSS) PER SHARE

In accordance with SFAS No. 128, "Earnings Per Share," basic net income (loss) per share is computed by dividing the net income (loss) applicable to common stockholders for the period by the weighted average number of common shares outstanding during the period, less shares subject to repurchase. Diluted net income (loss) per share is computed by dividing the net income (loss) applicable to common stockholders for the period by the weighted average number of common and common equivalent shares outstanding during the period. Potentially dilutive securities, composed of incremental common shares issuable upon the exercise of stock options and warrants, and common shares issuable on conversion of preferred stock, were excluded from historical diluted loss per share for the years ended December 31, 1999 and 2000 because of their anti-dilutive effect. The total number of shares excluded from the calculations of diluted net loss per share for the years ended December 31, 1999 and 2000, was 8,072,388 and 14,386,937, respectively. The total number of shares excluded from the calculations of diluted net loss per share for the three months ended March 31, 2000 and 2001 was 9,981,453 and 15,194,416, respectively.

Under the provisions of SAB No. 98, common shares issued for nominal consideration, if any, would be included in the per share calculations as if they were outstanding for all periods presented. No common shares have been issued for nominal consideration.

                                 OMNICELL, INC.

  (INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 2001 IS
                                   UNAUDITED)

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Pro forma net loss per share has been computed as described above and also gives effect to common equivalent shares arising from redeemable convertible preferred stock, convertible preferred stock and a convertible note that will automatically convert upon the closing of the initial public offering contemplated by this prospectus using the if-converted method from the original date of issuance.

The calculation of historical and pro forma basic and diluted net income (loss) per common share is as follows:

                                                                                                  THREE MONTHS
                                                                                                      ENDED
                                                                 YEAR ENDED DECEMBER 31,            MARCH 31,
                                                              ------------------------------   -------------------
                                                                1998       1999       2000       2000       2001
                                                              --------   --------   --------   --------   --------
                                                                (In thousands, except per          (unaudited)
                                                                      share amounts)
HISTORICAL:
  Basic:
    Net income (loss).......................................  $   643    $(26,267)  $(20,789)  $(7,397)   $(1,845)
    Preferred stock accretion...............................      (22)         --         --        --         --
                                                              -------    --------   --------   -------    -------
    Net income (loss) applicable to common
      stockholders..........................................  $   621    $(26,267)  $(20,789)  $(7,397)   $(1,845)
                                                              =======    ========   ========   =======    =======
    Weighted average shares of common stock outstanding.....    1,318       1,477      2,267     1,693      3,125
    Less: Weighted average shares subject to
      repurchase............................................       16           6        563        12        384
                                                              -------    --------   --------   -------    -------
    Weighted average shares outstanding--
      basic.................................................    1,302       1,471      1,704     1,681      2,741
                                                              =======    ========   ========   =======    =======
    Net income (loss) applicable to common shareholders per
      common share..........................................  $  0.48    $ (17.86)  $ (12.20)  $ (4.40)   $ (0.67)
                                                              =======    ========   ========   =======    =======

  Diluted:
    Net income (loss).......................................  $   643    $(26,267)  $(20,789)  $(7,397)   $(1,845)
                                                              =======    ========   ========   =======    =======
    Weighted average shares outstanding--
      basic.................................................    1,302       1,471      1,704     1,681      2,741
    Weighted average number of common shares issuable upon
      the conversion of dilutive preferred shares...........    8,528          --         --        --         --
    Effect of dilutive securities--stock options............    1,183          --         --        --         --
                                                              -------    --------   --------   -------    -------
    Diluted weighted average number of shares outstanding...   11,013       1,471      1,704     1,681      2,741
                                                              =======    ========   ========   =======    =======
    Net income (loss) per common share......................  $  0.06    $ (17.86)  $ (12.20)  $ (4.40)   $ (0.67)
                                                              =======    ========   ========   =======    =======

PRO FORMA BASIC AND DILUTED (UNAUDITED):
  Net loss..................................................                        $(20,789)             $(1,845)
                                                                                    ========              =======
  Shares used above.........................................                           1,704                2,741
  Adjustment to reflect the weighted average effect of the
    assumed conversion of the convertible note payable and
    convertible preferred stock.............................                          11,356               11,356
                                                                                    --------              -------
  Weighted average shares used in computing pro forma basic
    and diluted net loss per share..........................                          13,060               14,097
                                                                                    ========              =======
  Pro forma basic and diluted net loss per common share.....                        $  (1.59)             $ (0.13)
                                                                                    ========              =======

                                 OMNICELL, INC.

  (INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 2001 IS
                                   UNAUDITED)

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
UNAUDITED PRO FORMA BALANCE SHEET

The unaudited pro forma balance sheet information at March 31, 2001 reflects the assumed conversion of all of the Company's convertible preferred stock and a convertible note upon completion of the offering by this prospectus. The unaudited pro forma balance sheet also reflects the assumed redemption of 720,800 shares of redeemable convertible preferred stock at a price of $14.03 per share plus accrued interest thereon of $240,000. In addition, the unaudited pro forma balance sheet assumes the $10.4 million redemption obligation will be fulfilled using all of the Company's available cash and cash equivalents and short-term investments of $7.7 million with the balance of $2.7 million redeemed through the issuance of a short-term note payable to the stockholder.

RECENTLY ISSUED ACCOUNTING STANDARDS

In March 2000, the Emerging Issues Task Force (EITF) published its consensus on Issue No. 00-2, "Accounting for Web Site Development Costs." This EITF sets forth guidance on whether to capitalize or expense certain development costs. The Company has adopted EITF 00-2 effective January 1, 2000 and capitalized $260,000 of Web site development costs in the year ended December 31, 2000. These costs were written off as a part of the 2000 restructuring activities.

In March, 2000, the FASB issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation," an interpretation of APB No. 25. The Interpretation is applied prospectively to all new awards, modifications to outstanding awards, and changes in employee status after July 1, 2000, with the exception of the definition of employee and stock option repricings as to which the effective date is December 15, 1998. The adoption of this Interpretation did not have a significant effect on the Company's results of operations or financial condition.

In December 1999, the Securities and Exchange Commission issued SAB No. 101, "Revenue Recognition in Financial Statements." SAB No. 101 provides guidance on the recognition, presentation and disclosure of revenue in financial statements. The Company has adopted SAB No. 101 for all periods presented.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and No. 138, which is effective for years beginning after June 15, 2000. SFAS No. 133, as amended, will require the Company to recognize all derivatives on the balance sheet at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. SFAS No. 133 will be effective for the Company's financial statements for the year ended December 31, 2001. Management believes that this statement will not have a significant effect on the Company's results of operations or financial condition.

NOTE 2.  SURE-MED ACQUISITION

Effective January 29, 1999, the Company acquired substantially all of the assets together with certain specified liabilities and obligations of the Sure-Med product line of Baxter Healthcare in a transaction accounted for as a purchase. Baxter Healthcare designed, marketed and sold Sure-Med pharmacy systems to hospitals and other healthcare facilities. The consolidated financial statements include the operating results of Sure-Med from the date of acquisition.

                                 OMNICELL, INC.

  (INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 2001 IS
                                   UNAUDITED)

NOTE 2.  SURE-MED ACQUISITION (CONTINUED)
The original purchase price of $15.1 million consisted of a cash payment of $2.0 million to Baxter Healthcare, a promissory note of $12.7 million, and $400,000 of related acquisition expenses. In December 1999, the purchase price was adjusted downward by $6.4 million through a $1.6 million cash payment from Baxter Healthcare to the Company and a $4.8 million reduction in the note payable to Baxter Healthcare. The Company is obligated to repay the principal amount of the promissory note in eight quarterly installments, commencing on March 31, 2002, or earlier upon the closing of an initial public offering. The promissory note bears interest at a rate of 8.0% through December 31, 2001, 9% through December 31, 2002 and 10% through December 31, 2003. Interest is payable quarterly, commencing on March 31, 1999. Upon the sale or issuance by Omnicell of any shares of capital stock, excluding sales or issuances of common stock or options under the Company's stock option and stock purchase plans and private placements in any single year not exceeding 10.0% of its outstanding paid-in capital, the Company is required to prepay the outstanding principal amount of the promissory note plus accrued interest to the extent of 50.0% of the net proceeds of such equity issuance. There is an exception that allows up to $30 million of financing raised during 2000 to be excluded as long as 50.0% of the proceeds shall be applied to redeeming the Series J preferred stock. See
Note 14.

The purchase price consideration was allocated to the acquired assets and assumed liabilities based on fair values as follows (in thousands):

Inventories.................................................  $16,098
Other assets, primarily residual value of leased systems....    1,820
Identifiable intangible assets..............................      366
Liabilities.................................................   (9,618)
                                                              -------
Total purchase consideration................................  $ 8,666
                                                              =======

Pro forma results of operations, as if the transaction had occurred on January 1, 1999, are not presented as they would not be materially different than actual 1999 results. Pro forma results of operations, as if the transaction had occurred on January 1, 1998, are as follows (in thousands):

Revenue.....................................................  $ 65,590
Net loss....................................................  $(19,867)
Net loss per share..........................................  $ (15.26)

In the fourth quarter of 1999, after sales of the Sure-Med pharmacy systems were determined to be substantially below original forecasts, the Company recorded a $9.7 million charge to cost of revenues to reflect a writedown of Sure-Med product line inventory to estimated net realizable value. In 1999, the Company also recorded $785,000 of integration expenses associated with the integration of the Company and Sure-Med engineering efforts, product lines, and marketing efforts.

The Sure-Med acquisition was entered into with the expectation that significant sales would be generated in 1999 and 2000. The actual sales for 1999 and 2000 were substantially below the levels anticipated in the Company's forecasts. Product integration issues hindered the Company's sales force in its attempt to sell the Sure-Med pharmacy systems. As a result, during the third quarter of fiscal 2000, the Company significantly reduced its Sure-Med pharmacy systems sales and marketing efforts. It also performed a SFAS 121 impairment analysis on the remaining Sure-Med intangible assets and concluded that, based on estimated negative future cash flows, the $182,000 net balance of its intangible assets was impaired and was therefore written-off to expense.

                                 OMNICELL, INC.

  (INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 2001 IS
                                   UNAUDITED)

NOTE 3.  LEASING ARRANGEMENTS (CONTINUED)

In 1999 and 2000, net sales-type lease receivables sold under these agreements totaled approximately $22.3 million and $20.7 million, respectively. The Company records revenue at an amount equal to the cash to be received from the leasing company, which is equivalent to the net present value of the lease streams, utilizing the implicit interest rate under its funding agreements. At December 31, 1999 and 2000, accounts receivable included approximately $2.7 million and $1.5 million, respectively, due from the finance companies for lease receivables sold.

NOTE 4.  SHORT-TERM INVESTMENTS

Short-term investments consist of the following (in thousands):

                                             AMORTIZED   UNREALIZED GAIN
                                               COST          (LOSS)        FAIR VALUE
                                             ---------   ---------------   ----------
December 31, 1999:
  Certificates of deposits.................   $2,000        $      --        $2,000
  U.S. commercial debt securities..........    2,150                2         2,152
                                              ------        ---------        ------
                                              $4,150        $       2        $4,152
                                              ======        =========        ======

December 31, 2000:
  Certificates of deposits.................   $2,284        $       2        $2,286
                                              ======        =========        ======

All short-term investments at December 31, 2000 mature in 2001.

NOTE 5.  INVENTORIES

Inventories consist of the following (in thousands):

                                                     DECEMBER 31,        MARCH 31,
                                                  -------------------   -----------
                                                    1999       2000        2001
                                                  --------   --------   -----------
                                                                        (unaudited)
Raw materials...................................   $3,650    $ 4,540      $ 4,848
Work-in-process.................................      565        340          876
Finished goods..................................    5,109      5,534        6,741
                                                   ------    -------      -------
  Total.........................................   $9,324    $10,414      $12,465
                                                   ======    =======      =======

                                 OMNICELL, INC.

  (INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 2001 IS
                                   UNAUDITED)

NOTE 6.  PROPERTY AND EQUIPMENT

Property and equipment consist of the following (in thousands):

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1999       2000
                                                              --------   --------
Equipment...................................................  $ 6,642    $ 9,043
Furniture and fixtures......................................      930      1,323
Leasehold improvements......................................    1,120      1,629
Purchased software..........................................    3,592        526
                                                              -------    -------
                                                               12,284     12,521
Accumulated depreciation and amortization...................   (5,043)    (7,608)
                                                              -------    -------
Property and equipment, net.................................  $ 7,241    $ 4,913
                                                              =======    =======

No equipment was leased under capital leases at December 31, 1999 and 2000.

In August 1999, the Company completed a software license transaction with Commerce One, Inc. Purchased software consists primarily of this software licensed on a perpetual basis to enable customer use of the Company's Internet-based procurement application. Maintenance and support will be provided by the licensor at contractual annual rates. The Company will share with the licensor a portion of the transaction fees collected, if any, from product manufacturers when purchases are made from healthcare suppliers on the Company's Internet-based procurement application.

In the third quarter of 2000, the Company wrote-off the $2.0 million remaining balance of the MarketSite software license as part of the restructuring activities.

NOTE 7.  OTHER ASSETS

In 1997, the Company provided a loan of $500,000 to a strategic partner that was in a development stage. The note receivable bore interest at 8.5% and was due in September 2000. The note receivable was automatically convertible to equity of the corporation upon the closing of that entity's next financing of at least $1,000,000 or upon default of payment, based on the unpaid principal balance and accrued interest divided by the fair value price per share. In December 1998, upon the closing of a financing by the corporation, the note was converted into 13,052 shares of its Series D convertible preferred stock. At December 31, 1999, the Company determined that there was a permanent decline in the fair value of this asset and recorded a valuation allowance of $550,000 against the entire investment, including accrued interest.

                                 OMNICELL, INC.

  (INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 2001 IS
                                   UNAUDITED)

NOTE 8.  ACCRUED LIABILITIES

Accrued liabilities consist of the following (in thousands):

                                                      DECEMBER 31,        THREE MONTHS
                                                   -------------------       ENDED
                                                     1999       2000     MARCH 31, 2001
                                                   --------   --------   --------------
                                                                          (unaudited)
Accrued compensation and related benefits........  $ 2,224    $ 2,139        $ 2,594
Accrued license fees.............................    2,523        119            119
Accrued upgrade costs............................    3,960      5,995          5,984
Other accrued liabilities........................    8,592      7,637          6,797
Accrued restructuring costs......................       --        175            162
Pre-contractual deposit..........................       --         --          4,175
                                                   -------    -------        -------
                                                   $17,299    $16,065        $19,831
                                                   =======    =======        =======

Accrued upgrade costs represent the estimated costs to be incurred by the Company to provide certain specific functionality to Sure-Med products as a result of the acquisition of the Sure-Med product line in January 1999. The following table sets forth the upgrade costs accrual (in thousands):

                                                                  YEAR ENDED
                                                                 DECEMBER 31,        THREE MONTHS
                                                              -------------------       ENDED
                                                                1999       2000     MARCH 31, 2001
                                                              --------   --------   --------------
                                                                                     (unaudited)
Beginning balance...........................................   $   --     $3,960        $5,995
Estimated liability at date of acquisition..................    3,960         --            --
Materials, labor and shipping costs expended................       --       (215)          (12)
Change in estimated liability...............................       --      2,250            --
                                                               ------     ------        ------
                                                               $3,960     $5,995        $5,983
                                                               ======     ======        ======

The pre-contractual deposit at March 31, 2001 represents an amount received from a customer in advance of the execution of a final sale arrangement.

NOTE 9.  RESTRUCTURING

The Company recorded restructuring costs of $2.9 million in the third quarter of fiscal 2000 in connection with a strategic change in its e-commerce business to concentrate primarily on its Internet-based procurement application. This resulted in a workforce reduction of approximately 14 positions. The primary components of the restructuring charge were $2.0 million related to a purchased software license, $260,000 related to capitalized software engineering costs, and $517,000 of employee severance costs. The total cash outlays related to these charges were $404,000 in 2000. As of December 31, 2000, activities related to this restructuring were completed.

                                 OMNICELL, INC.

  (INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 2001 IS
                                   UNAUDITED)

NOTE 9.  RESTRUCTURING (CONTINUED)
The following table sets forth the restructuring reserve:

                                                               SEVERANCE
                                                    ASSETS    AND BENEFITS    OTHER      TOTAL
                                                   --------   ------------   --------   --------
                                                                  (in thousands)
Restructuring expense............................  $ 2,290       $ 517         $101     $ 2,908

  Writedown of assets............................   (2,290)         --          (39)     (2,329)
  Cash expenditures..............................       --        (342)         (62)       (404)
                                                   -------       -----         ----     -------
Balance at December 31, 2000.....................       --         175           --         175
  Cash expenditures..............................       --         (13)          --         (13)
                                                   -------       -----         ----     -------
Balance at March 31, 2001........................  $    --       $ 162         $ --     $   162
                                                   =======       =====         ====     =======

NOTE 10.  DEFERRED GROSS PROFIT

Deferred gross profit consists of the following (in thousands):

                                                             1999      2000
                                                            -------   -------
Sales of pharmacy and supply systems, which have been
  accepted but not yet installed..........................  $33,511   $34,630
Cost of sales, excluding installation costs...............   (6,816)   (8,783)
                                                            -------   -------
                                                            $26,695   $25,847
                                                            =======   =======

Product costs increased in 2000 due to a higher mix of lower margin Sure-Med systems.

NOTE 11.  LONG-TERM NOTES PAYABLE

In October 1999, the Company executed a convertible promissory note with a private party for $350,000 with interest accruing at 6.02%. No interest payments are due until October 1, 2004, the maturity date of the note. If the Company closes an initial public offering of its common stock, the note and accrued interest shall automatically convert to an equivalent number of shares of the Company's common stock at the initial public offering price per share.

In connection with one of the Company's facilities leases, the landlord has advanced $200,000 to the Company for leasehold improvements. The Company has agreed to repay this advance in monthly installments of $4,249. This borrowing arrangement commenced on July 1, 1999, ends June 30, 2004, and bears interest at 10% per annum.

                                 OMNICELL, INC.

  (INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 2001 IS
                                   UNAUDITED)

NOTE 11.  LONG-TERM NOTES PAYABLE (CONTINUED)
Scheduled debt repayments under the convertible promissory note, facilities lease advance and Baxter promissory note (Note 2) are as follows:

2001........................................................  $   37
2002........................................................   3,998
2003........................................................   4,003
2004........................................................     375
2005 and thereafter.........................................      --
                                                              ------
                                                               8,413
Less: current portion.......................................      37
                                                              ------
                                                              $8,376
                                                              ======

NOTE 12.  CREDIT FACILITY

In January 2000, the Company entered into a credit facility with a bank. This facility, as amended in August 2000, and January, May and June 2001 provides the Company with advances of up to 80% of eligible receivables, as defined, up to $10.0 million, and expires on June 30, 2002. This line of credit bears interest at the prime rate plus 2.25%. The Company has pledged substantially all of its' assets as collateral for this line of credit. The credit facility requires the Company to comply with a tangible net deficit financial covenant and other specified non-financial covenants. At December 31, 2000, the Company had no borrowings under this credit facility, was eligible to borrow approximately
$4.4 million, and was in compliance with the covenants.

Under the terms of the credit facility, on December 31, 2000 the Company issued to the bank a warrant to purchase 26,351 shares of its common stock at $9.50 per share with conversion terms on an initial public offering similar to the conversion terms for the Series K preferred stock (Note 15). The warrant expires on December 31, 2005. The warrant will convert to a warrant to purchase 31,249 shares of common stock at $4.70 per share based on the Series K conversion adjustment and the 1-for-1.6 reverse stock split. This warrant has been valued at $78,000 using the Black-Scholes valuation method. This amount is included in other assets and will be amortized through the credit line's expiration date.

NOTE 13.  LEASE COMMITMENTS

The Company leases its Palo Alto, California and Waukegan, Illinois offices and manufacturing facilities under noncancelable operating leases. The leases expire beginning January 2002 through June 2006. The Company has an option to renew the Palo Alto manufacturing facility lease (expires June 2003) and Waukegan facility lease (expires June 2006) for an additional five years. Rent expense for all operating leases was $728,000 (net of sublease income of $64,000), $1,629,000 and $2,120,000 (net of sublease income of $286,000) for the years ended
December 31, 1998, 1999 and 2000, respectively.

                                 OMNICELL, INC.

  (INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 2001 IS
                                   UNAUDITED)

NOTE 13.  LEASE COMMITMENTS (CONTINUED)
At December 31, 2000, future minimum annual operating lease payments, net of aggregate future minimum receipts from subleases, were as follows (in thousands):


2001........................................................   $1,278
2002........................................................    1,451
2003........................................................    1,960
2004........................................................    1,600
2005........................................................      299
Thereafter..................................................      152
                                                               ------
  Total minimum lease payments..............................   $6,740
                                                               ======

NOTE 14.  REDEEMABLE CONVERTIBLE PREFERRED STOCK

In June 1996, the Company issued 1,802,000 shares of nonvoting Series I redeemable convertible preferred stock to Sun Healthcare for $25,227,000 (net of issuance costs of approximately $60,000) and authorized an equal number of voting shares of Series J redeemable convertible preferred stock. The Series I redeemable convertible preferred stock was converted into Series J redeemable convertible preferred stock on a one-for-one basis in 1996.

At any time after December 31, 1998, the holders of the Series J redeemable convertible preferred stock were entitled to require the Company to redeem for cash the outstanding shares over 30 months at a per share price equal to the original issue price (subject to adjustment for events of dilution) plus interest at 9.5% per annum (accruing beginning on March 8, 1999).

In January 1999, Sun Healthcare exercised its right to redeem its 1,802,000 shares of Series J redeemable convertible preferred stock in ten equal quarterly installments beginning in March 1999. Through December 31, 2000, the Company had redeemed 1,081,200 shares of Series J redeemable convertible preferred stock from Sun Healthcare for $15.2 million plus interest of $2.7 million. Cash of $11.6 million was used to satisfy this redemption, with the balance of $6.3 million paid by offsetting Sun Healthcare's outstanding accounts receivable balances. All payments have been made except the three quarterly redemption payments of $2.5 million each that were due in September 2000 and December 2000 and March 2001, which the Company was not obligated to make because the Company did not meet certain balance sheet tests under California law. The Company will no longer be subject to these restrictions of California law following its reincorporation in Delaware.

Sun Healthcare has an accounts receivable balance of approximately $260,000 at December 31, 2000. In the past the two parties have offset the Omnicell accounts receivable balance with the redemption payments. At year end, the two parties had not finalized any offsetting agreement.

                                 OMNICELL, INC.

  (INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 2001 IS
                                   UNAUDITED)

NOTE 14.  REDEEMABLE CONVERTIBLE PREFERRED STOCK (CONTINUED)

Significant terms of the Series J redeemable convertible preferred stock are as follows:

    - Conversion of the Series J preferred stock is automatic upon completion of an initial public offering. In addition to adjustments for events of dilution, if the Company completes an initial public offering at a price greater than $11.78 per share and less than $13.47 per share, the conversion price of the Series J preferred stock will be adjusted to $17.72 per share from the original purchase price of $22.4523 (as converted per the 1-for-1.6 reverse stock split). If the offering price is less than $11.78 per share, the conversion price of the Series J preferred stock will be adjusted to $16.8370 per share.

    - Series J preferred stock has voting rights equivalent to the number of shares of common stock into which it is convertible.

    - Dividends may be declared at the discretion of the Board of Directors and are noncumulative. To the extent declared, dividends of $1.12 per share, per annum for Series J preferred stock must be paid prior to any dividends on any other preferred stock or common stock. No such dividends have been declared or paid.

    - In the event of liquidation, dissolution, or winding up of the Company, prior to any other preferred stockholders, Series J stockholders shall receive $14.03 per share plus all declared but unpaid dividends. Upon completion of this distribution, the holders of the common stock will receive a pro rata distribution of any remaining assets of the Company. At December 31, 2000, the aggregate liquidation preference for redeemable convertible preferred stock was $10,113,000.

NOTE 15.  STOCKHOLDERS' EQUITY

CONVERTIBLE PREFERRED STOCK

During the first quarter of 2000, the Company designated and issued 3,010,528 shares of Series K convertible preferred stock at a price of $9.50 per share subject to adjustment for events of dilution as described below. Net proceeds were approximately $28.5 million.

Conversion of the Series K convertible preferred stock is automatic upon completion of an initial public offering in excess of $25 million at an offering price of not less than $7.00 per share. If the Company completes an initial public offering at a price less than $33.78 per share, the conversion price of the Series K convertible preferred stock will adjust to 45% of the initial public offering price, but in no event will it adjust to less than $7.00 per share. This means that if this offering is completed at a price less than $17.78 per share, the resulting conversion price of the Series K convertible preferred stock will be $7.00 per share, and a total of 3,575,000 shares of common stock will be issued on conversion of such preferred stock exclusive of adjustments for events of dilution.

                                 OMNICELL, INC.

  (INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 2001 IS
                                   UNAUDITED)

NOTE 15.  STOCKHOLDERS' EQUITY (CONTINUED)
At December 31, 1999 and 2000, convertible preferred stock consisted of the following (in thousands, net of issuance costs):

                                           DECEMBER 31, 1999        DECEMBER 31, 2000
                              SHARES     ----------------------   ----------------------
                            DESIGNATED   OUTSTANDING    AMOUNT    OUTSTANDING    AMOUNT
                            ----------   -----------   --------   -----------   --------
Series A..................       480           480     $   120          480     $   120
Series B..................       321           321         120          321         120
Series C..................     1,700         1,700       1,014        1,700       1,014
Series D..................     1,328         1,310       1,412        1,310       1,412
Series E..................     1,966         1,965       6,458        1,965       6,458
Series F..................     2,000         1,948      11,527        1,948      11,527
Series G..................     1,000            --          --           --          --
Series H..................     4,000         3,804      13,203        3,804      13,203
Series K..................     3,158            --          --        3,011      28,538
                              ------        ------     -------       ------     -------
  Total...................    15,953        11,528     $33,854       14,539     $62,392
                              ======        ======     =======       ======     =======

Significant terms of the convertible preferred stock are as follows:

    - Each share of Series A, B, C, D, E, G, H and K preferred stock is convertible into one share of common stock, and each share of Series F preferred stock is convertible into 1.107 shares of common stock (subject to adjustment for events of dilution). Each share will automatically convert upon an underwritten public offering of common stock meeting specified criteria.

    - Each share of convertible preferred stock has voting rights equivalent to the number of shares of common stock into which it is convertible. The holders of Series E preferred stock, voting together as a class, are entitled to elect one director of the Company. The holders of Series H preferred stock, voting together as a class, are also entitled to elect one director of the Company. The holders of Series K preferred stock, voting together as a class, are also entitled to elect one director of the Company.

    - Dividends may be declared at the discretion of the Board of Directors and are noncumulative. To the extent declared, dividends of $0.02, $0.03, $0.048, $0.085, $0.265, $0.49, $0.49, $0.29, and $0.76 per share, per annum for Series A, B, C, D, E, F, G, H and K preferred stock, respectively, must be paid prior to any dividends on common stock. No such dividends have been declared or paid.

    - In the event of liquidation, dissolution, or winding up of the Company, Series A, B, C, D, E, F, G, H and K stockholders shall receive, after required distributions to the redeemable convertible preferred stockholders, $0.25, $0.375, $0.60, $1.085, $3.30, $6.15, $6.15 and $3.68
      and $9.50 per share, respectively, plus all declared but unpaid dividends. Upon completion of this distribution, the holders of the common stock will receive a pro rata distribution of any remaining assets of the Company. At December 31, 2000, the aggregate liquidation preference for preferred stock was $63.7 million.

                                 OMNICELL, INC.

  (INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 2001 IS
                                   UNAUDITED)

NOTE 15.  STOCKHOLDERS' EQUITY (CONTINUED)
CONVERTIBLE PREFERRED STOCK WARRANTS

In connection with a capital lease financing in 1994, the Company issued a warrant to purchase 18,434 shares of Series D preferred stock at an exercise price of $1.09 per share (or 11,521 shares of common stock as converted per the 1-for-1.6 reverse stock split at a price of $1.74 per share). The warrant expires three years from the effective date of an initial public offering of the Company's common stock. The value of the warrant was immaterial.

In connection with capital lease financings in 1995, the Company issued warrants to purchase 8,130, 11,382 and 67,934 shares of Series F, G and H preferred stock at $6.15, $6.15 and $3.68 per share, respectively (or 5,081, 7,113 and 42,121 shares of common stock as converted per the 1-for-1.6 reverse stock split at prices of $9.84, $9.84 and $5.89 per share, respectively). The Series F and H warrants expire three years from the effective date of an initial public offering of the Company's common stock. The Series G warrant expires five years from the effective date of an initial public offering of the Company's common stock. The estimated value of these warrants remaining after amortization was expensed in June 1996 when the repayments were made for the borrowings.

NOTES RECEIVABLE FROM STOCKHOLDERS

During 2000, the Company provided all its officers the opportunity to exercise their options to purchase common stock, both vested and unvested, by entering into a full-recourse note receivable with Omnicell. As a result, 1,067,663 options were exercised under note receivable arrangements totaling
$4.6 million. These notes bear interest at either 6.2% or 6.71%, compounded annually, with payment of both principal and interest due in 3 years.

Stock options that were exercised prior to vesting have been shown as shares subject to repurchase and total 549,742 shares.

COMMON STOCK

At December 31, 2000, 562,696 shares of common stock are subject to repurchase by the Company at the original issuance price. These repurchase rights generally expire ratably over periods of three to five years.

STOCK OPTION PLANS

The Company has reserved 10,410,000 shares of common stock for issuance under its 1992 Incentive Stock Plan, 1995 Management Option Plan, and 1999 Equity Incentive Plan (the Plans). Under the Plans, incentive and nonqualified stock options or rights to purchase common stock may be granted to employees, directors, and consultants. Incentive options, nonqualified options, and stock purchase rights must be priced to be at least 100%, 85% and 85%, respectively, of the common stock's fair value at the date of grant as determined by the Board of Directors. Options shall become exercisable as determined by the Board of Directors. Sales of stock under stock purchase rights are made pursuant to restricted stock purchase agreements.

In September 1999, the Board of Directors adopted the 1999 Equity Incentive Plan (Incentive Plan) for granting of incentive and nonqualified stock options and rights to purchase common stock to

                                 OMNICELL, INC.

  (INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 2001 IS
                                   UNAUDITED)

NOTE 15.  STOCKHOLDERS' EQUITY (CONTINUED)
employees, directors, and consultants. Under the Incentive Plan, 5,000,000 shares of common stock are authorized for issuance. Further, all unissued stock under the Company's 1992 Incentive Stock Plan and 1995 Management Stock Option Plan are added to the 5,000,000 shares reserved.

A summary of stock option activity under the Plans follows (shares in thousands):

                                                     NUMBER OF   WEIGHTED AVERAGE
                                                      SHARES      EXERCISE PRICE
                                                     ---------   ----------------
Outstanding at December 31, 1997...................    2,194          $ 4.27
  Granted..........................................      454           10.40
  Exercised........................................      (49)           2.75
  Canceled.........................................     (110)           8.67
                                                      ------

Outstanding at December 31, 1998...................    2,489            5.23
  Granted..........................................    1,203           10.40
  Exercised........................................     (205)           1.12
  Canceled.........................................     (142)           9.89
                                                      ------

Outstanding at December 31, 1999...................    3,345            7.10
  Granted..........................................    2,308            5.62
  Exercised........................................   (1,252)           4.11
  Canceled.........................................     (691)          10.06
                                                      ------

Outstanding at December 31, 2000...................    3,710            6.62
                                                      ======

Additional information regarding options outstanding as of December 31, 2000 is as follows (shares in thousands):

                                                      WEIGHTED
                                                      AVERAGE
                                                     REMAINING        WEIGHTED                       WEIGHTED
                                        NUMBER      CONTRACTUAL       AVERAGE         NUMBER         AVERAGE
RANGE OF EXERCISE PRICE               OUTSTANDING   LIFE (YEARS)   EXERCISE PRICE   EXERCISABLE   EXERCISE PRICE
-----------------------               -----------   ------------   --------------   -----------   --------------
$0.10 - $1.20......................        584           3.66          $ 0.76            584          $ 0.76
$2.00 - $2.00......................        826           9.67            2.00             15            2.00
$3.20 - $3.20......................         54           8.94            3.20             10            3.20
$6.40 - $6.40......................        263           5.29            6.40            260            6.40
$10.40 - $10.40....................      1,983           8.24           10.40            761           10.40
                                         -----                                         -----
                                         3,710           7.64            6.62          1,630            6.18
                                         =====                                         =====

At December 31, 2000, there were 885,416 shares available for future grant under the Plans, and options to purchase 1,630,000 shares were exercisable. Upon the exercise of certain exercisable options, the Company would have the right to repurchase 3,691,290 shares at the original issuance price. Such a right generally expires over three to five years.

As discussed in Note 1, the Company continues to account for its stock-based awards using the intrinsic value method in accordance with APB 25 and its related interpretations. Accordingly, compensation

                                 OMNICELL, INC.

  (INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 2001 IS
                                   UNAUDITED)

NOTE 15.  STOCKHOLDERS' EQUITY (CONTINUED)
expense has not been recognized in the consolidated financial statements for employee stock arrangements except for the difference between the deemed fair value for accounting purposes and the exercise price of certain stock options.

In connection with the grant of certain stock options in December 1995, the Company recorded deferred compensation of $62,000 for the difference between the deemed fair value for accounting purposes and the option price. At December 31, 2000, the deferred compensation has been fully amortized.

The Company has recorded deferred stock compensation with respect to options granted to employees of approximately $2.6 million in the year ended
December 31, 2000 and $136,000 in the three months ended March 31, 2001, representing the difference between the exercise price of the options and the deemed fair value of the common stock. These amounts are being amortized to operations over the vesting periods of the options using the graded vesting method. Such amortization expense amounted to approximately $816,000 for the year ended December 31, 2000 and approximately $428,000 for the three months ended in March 31, 2001. The Company's policy is to use the graded vesting method for recognizing compensation cost for fixed awards with pro rata vesting. The Company amortizes the deferred stock-based compensation on the graded vesting method over the two to four year vesting periods of the applicable stock options. The graded vesting method provides for vesting of portions of the overall awards at interim dates and results in greater vesting in earlier years than the straight line method.

For the year ended December 31, 2000, the Company issued options to independent contractors to purchase 24,063 shares of common stock. The value of the options, using the Black-Scholes option pricing model, was not significant and the options were fully vested at issuance.

For the year ended December 31, 2000, the Company recorded compensation expense of approximately $728,000 in connection with granting certain former employees extended periods (beyond the period specified by the Plans) to exercise their stock options upon termination of employment.

SFAS 123 requires the disclosure of pro forma net income (loss) had the Company adopted the fair value method as of the beginning of 1995. Under SFAS 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affects the calculated values. The Company's calculations were made using the Black-Scholes option pricing model with risk-free interest rates of approximately 5.42%, 5.38% and 6.30% in 1998, 1999 and 2000, respectively, and no dividends during the expected term. Volatility assumed was 0 in 1998 and 1999 and 1.7028 in 2000. The Company's calculations are based on a multiple-option valuation approach, and forfeitures are recognized as they occur.

                                 OMNICELL, INC.

  (INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 2001 IS
                                   UNAUDITED)

NOTE 15.  STOCKHOLDERS' EQUITY (CONTINUED)
For purposes of pro forma disclosures, the estimated fair value of an option is amortized to expense over the option's vesting period. The Company's pro forma information follows (in thousands):

                                                              YEAR ENDED DECEMBER 31,
                                                           ------------------------------
                                                             1998       1999       2000
                                                           --------   --------   --------
Pro forma net income (loss)..............................   $ 106     $(27,075)  $(26,328)
Pro forma net income (loss) per common share:
  Basic..................................................   $0.08     $ (18.41)  $ (15.45)
  Diluted................................................   $0.01     $ (18.41)  $ (15.45)

1997 EMPLOYEE STOCK PURCHASE PLAN

The Company has an Employee Stock Purchase Plan under which employees can purchase shares of the Company's common stock based on a percentage of their compensation, but not greater than 15% of their earnings, up to a maximum of $25,000 of fair value per year. The purchase price per share must be equal to the lower of 85% of the fair value of the common stock at the beginning or end of the six-month offering period. A total of 174,489 shares of common stock are reserved for issuance under the plan. As of December 31, 2000, 340,463 shares had been issued under this plan.

On April 19, 2000 the Board of Directors amended the 1997 Employee Stock Purchase Plan (Purchase Plan) to become effective simultaneously with the effectiveness of the Company's initial public offering. As amended, eligible employees may purchase stock at 85% of the lower of closing prices for the common stock at the beginning of a 24-month offering period or the end of each six-month purchase period.

At December 31, 2000, the Company has reserved shares of common stock for issuance as follows (in thousands):

Conversion of outstanding convertible preferred stock.......  11,716
Issuance under the Plans....................................   4,624
Employee stock purchase plan................................     174
Convertible preferred stock warrants........................      70
Warrants to bank............................................      31
                                                              ------
Total.......................................................  16,615
                                                              ======

401(K) PLAN

During 1994, the Company established a 401(k) tax-deferred savings plan, whereby eligible employees may contribute a percentage of their eligible compensation but not greater than 15.0% of their earnings up to the maximum as required by law. Company contributions are discretionary; no such Company contributions have been made since inception of the plan.

                                 OMNICELL, INC.

  (INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 2001 IS
                                   UNAUDITED)

NOTE 16.  INCOME TAXES

The provision for income taxes consists of the following (in thousands):

                                                                    YEAR ENDED
                                                                   DECEMBER 31,
                                                          ------------------------------
                                                            1998       1999       2000
                                                          --------   --------   --------
Current provision:
  Federal...............................................    $105       $ --       $ --
  State.................................................      50        149        100
  Foreign...............................................      30         --         --
                                                            ----       ----       ----
Total current provision.................................    $185       $149       $100
                                                            ====       ====       ====

The difference between the provision for income taxes and the amount computed by applying the Federal statutory income tax rate (35%) to income (loss) before taxes is explained below (in thousands):

                                                        YEAR ENDED DECEMBER 31,
                                                     ------------------------------
                                                       1998       1999       2000
                                                     --------   --------   --------
Tax provision (benefit) at federal statutory
  rate.............................................   $ 290     $(9,141)   $(7,241)
State income tax...................................      50         149        100
Federal alternative minimum taxes..................     105          --         --
Foreign taxes......................................      30          --         --
Unutilized (utilized) net operating losses.........    (290)      9,141      7,241
                                                      -----     -------    -------
Total..............................................   $ 185     $   149    $   100
                                                      =====     =======    =======

Significant components of the Company's deferred tax assets are as follows at December 31 (in thousands):

                                                            1999       2000
                                                          --------   --------
Deferred tax assets:
  Net operating loss carryforwards......................  $  4,000   $ 13,824
  Tax credit carryforwards..............................     1,257      2,255
  Inventory related items...............................     5,746      6,391
  Reserves and accruals.................................     3,960      2,338
  Deferred revenue......................................    11,769     12,813
  Capitalized research and development costs............       476        473
  Depreciation and amortization.........................       205      1,978
  Other, net............................................     2,298        124
                                                          --------   --------
Total deferred tax assets...............................    29,711     40,196
Valuation allowance.....................................   (29,711)   (40,196)
                                                          --------   --------
Net deferred tax assets.................................  $     --   $     --
                                                          ========   ========

                                 OMNICELL, INC.

  (INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 2001 IS
                                   UNAUDITED)

NOTE 16.  INCOME TAXES (CONTINUED)
The Company has established a valuation allowance equal to the net deferred tax assets due to the uncertainties regarding the realization of deferred tax assets based on the Company's lack of earnings history.

As of December 31, 2000, the Company had a federal net operating loss carryforward of approximately $38.0 million. The federal net operating loss carryforward will expire beginning in 2009. The Company also had federal and state research and development tax credit carryforwards of approximately
$1.4 million and $417,000, respectively. The federal research and development tax credit carryforwards will expire at various dates beginning in year 2007 through 2020, if not utilized. The state research and development tax credit carryforward does not expire.

Utilization of the net operating losses and tax credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses and tax credits before utilization.

NOTE 17.  RELATED PARTY TRANSACTIONS

The Company recorded revenues of approximately $9.9 million, $5.1 million and $1.9 million in 1998, 1999 and 2000, respectively, from the Series J redeemable convertible preferred stockholder, who was a member of the Company's Board of Directors until August 11, 1999 (of which approximately $302,000 and $263,000 is included in accounts receivable at December 31, 1999 and 2000, respectively). Payment terms are net 45 days.

NOTE 18.  RESTATEMENT

The Company has restated its financial statements for the years ended
December 31, 1998, 1999 and 2000 and the three months ended March 31, 2001. The net effect of all adjustments to these years was to increase net income by $7,000 (or $0.00 per diluted share) for the year ended December 31, 1998 and decrease net loss by $6.9 million (or $4.66 per diluted share) and $2.6 million (or $1.53 per diluted share) for the years ended December 31, 1999 and 2000, respectively. For the three months ended March 31, 2001, the net effect of the adjustment was to increase the net loss by $67,000 (or $0.02 per diluted share).

The components comprising the restatements are as follows (in thousands):

                                                      YEAR ENDED DECEMBER 31,       THREE MONTHS ENDED
                                                   ------------------------------       MARCH 31,
                                                     1998       1999       2000            2001
                                                   --------   --------   --------   ------------------
                                                                                       (UNAUDITED)
Adjustment to gross profit.......................     $7       $3,739     $2,600           $(67)
Change in estimated purchase price allocation and
  related effects................................     --        1,563         --             --
Reversal of inventory writedown..................     --        1,552         --             --
                                                      --       ------     ------           ----
  Total..........................................     $7       $6,854     $2,600           $(67)

                                 OMNICELL, INC.

  (INFORMATION AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 2001 IS
                                   UNAUDITED)

NOTE 18.  RESTATEMENT (CONTINUED)
The adjustment to gross profit in the years ended December 31, 1998, 1999 and 2000 occurred in conjunction with the Company's effort to enhance the accuracy of its reporting systems and financial data as they relate to revenue recognition under SOP 97-2 and deferred gross profit on its sales of pharmacy and supply systems. This effort identified amounts that were included in deferred gross profit but should have been recognized as revenue as the related systems were installed. The adjustment to gross profit in the three months ended March 31, 2000 reflects the write down of certain refurbished inventory components to the lower of cost or market.

The change in estimated purchase price allocation occurred in connection with the Company's acquisition of the Sure-Med product line. At the time of acquisition, estimates of the assets and liabilities acquired were made. Subsequent to that time, it was determined that the actual values of certain items had differing values than originally estimated. As a result of these changes, net loss was decreased in 1999 by $1.6 million.

The reversal of inventory writedown was recorded in conjunction with an agreement with a customer to provide free units. The carrying value of the related inventory was originally written down to its fair value, or zero. However, upon further review, it was determined that the supporting agreement did not represent a binding commitment to provide the free units and the inventory could be sold if not used to fulfill the obligation under the agreement. Therefore, the resulting inventory writedown was reversed resulting in a decrease to net loss in 1999 of $1.6 million.

NOTE 19.  SUBSEQUENT EVENTS

On March 9, 2001, the Company's Board of Directors took the following actions:

    - authorized the filing of a registration statement with the Securities and Exchange Commission to register shares of its common stock in connection with the proposed initial public offering;

    - authorized the change of the Company's state of incorporation to Delaware.

    - approved an amendment to decrease the number of shares reserved for issuance under the Company's 1992 Equity Incentive Plan and 1995 Management Stock Option Plan by 626,186 shares and to increase the number of shares reserved for issuance under the 1999 Equity Incentive Plan by 626,186 shares.

STOCK OPTION GRANTS

Subsequent to December 31, 2000, the Company approved grants to employees for options to purchase 106,281 shares of its common stock at $5.60 per share in February 2001, 62,813 shares of its common stock at $6.40 per share in March 2001 and 25,813 shares of its common stock at $7.20 per share in May 2001.

STOCK SPLIT

On April 16, 2001, the Company's stockholders approved a 1-for-1.6 reverse stock split on the Company's common stock. Accordingly, all common stock share and per-share data for all periods presented have been restated to reflect this event.

                       REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors and Stockholders of
Baxter International Inc.

In our opinion, the accompanying balance sheet and the related statements of operations and of cash flows present fairly, in all material respects, the financial position of the Sure-Med Division of Baxter Healthcare Corporation (the Business), an indirect division of Baxter International Inc., at December 31, 1998, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Business' management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 2, the financial statements as of and for the year ended December 31, 1998 have been restated to correct an error in accounting for revenue recognition and omission of impairment losses.

/s/ PRICEWATERHOUSECOOPERS LLP

Chicago, Illinois
July 30, 1999, except as to Notes 2 and 12, which are as of January 23, 2001

               SURE-MED DIVISION OF BAXTER HEALTHCARE CORPORATION

              (AN INDIRECT DIVISION OF BAXTER INTERNATIONAL INC.)

                                 BALANCE SHEET

                                                                  AS OF
                                                               DECEMBER 31,
                                                                   1998
                                                              --------------
                                                              (in thousands)
                                                                (restated)
Current assets
  Accounts receivable, net..................................      $ 1,930
  Inventories, net..........................................        9,474
  Prepaid expenses..........................................        2,046
  Deferred costs associated with installations in process...       25,285
                                                                  -------
    Total current assets....................................       38,735
                                                                  -------
Fixed assets, net...........................................          729
Other assets................................................        1,843
                                                                  -------
    Total assets............................................      $41,307
                                                                  =======
Current liabilities
  Accounts payable..........................................      $ 2,096
  Customer deposits.........................................       10,612
  Other accrued liabilities.................................        1,232
                                                                  -------
    Total current liabilities...............................       13,940
                                                                  -------
Long-term liabilities
  Accrued warranty..........................................          592
                                                                  -------
Investment by parent........................................       26,775
                                                                  -------
    Total liabilities and Investment by Parent..............      $41,307
                                                                  =======

   The accompanying notes are an integral part of these financial statements.

               SURE-MED DIVISION OF BAXTER HEALTHCARE CORPORATION

              (AN INDIRECT DIVISION OF BAXTER INTERNATIONAL INC.)

                            STATEMENT OF OPERATIONS

                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                                   1998
                                                              --------------
                                                              (in thousands)
                                                                (restated)
Net revenues................................................      $ 17,378
Costs and expenses
  Cost of goods sold (including related party charges of
    $1,058).................................................        15,790
  Selling and marketing expenses (including related party
    charges of $1,924)......................................         8,741
  General and administrative expenses (including related
    party charges of $1,198)................................         2,245
  Research and development expenses (including related party charges of
    $108)...................................................         1,347
  Asset impairment charge...................................         9,765
                                                                  --------
Total costs and expenses....................................        37,888
                                                                  --------
Net loss....................................................      $(20,510)
                                                                  ========

   The accompanying notes are an integral part of these financial statements.

               SURE-MED DIVISION OF BAXTER HEALTHCARE CORPORATION

              (AN INDIRECT DIVISION OF BAXTER INTERNATIONAL INC.)

                            STATEMENT OF CASH FLOWS

                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                                   1998
                                                              --------------
                                                              (in thousands)
                                                                (restated)
                                                              --------------
                                                                (brackets
                                                               denote cash
                                                                outflows)
                                                               -----------
Cash flows from operations
  Net loss..................................................     $(20,510)
  Adjustments
    Depreciation and amortization...........................        1,233
    Loss on disposal........................................        9,765
    Changes in balance sheet items
      Accounts receivable, net..............................        3,866
      Inventories...........................................        4,295
      Prepaids..............................................         (504)
      Deferred costs associated with installations in
        process.............................................       (5,683)
      Accounts payable......................................       (1,221)
      Accrued liabilities...................................        4,167
                                                                 --------
  Cash flows from operations................................       (4,592)
                                                                 --------
Cash flows from investing activities
Capitalized software costs..................................       (3,690)
Capital expenditures........................................         (453)
Installed base of equipment leased to customers.............         (659)
                                                                 --------
Cash flows from investing activities........................       (4,802)
                                                                 --------
Cash flows from financing activities
Financing from Parent.......................................        9,394
                                                                 --------
Cash flows from financing activities........................        9,394
                                                                 --------
Change in cash and equivalents..............................           --
                                                                 --------
Cash and equivalents at beginning of year...................           --
                                                                 --------
Cash and equivalents at end of year.........................     $     --
                                                                 ========

   The accompanying notes are an integral part of these financial statements.

               SURE-MED DIVISION OF BAXTER HEALTHCARE CORPORATION

              (AN INDIRECT DIVISION OF BAXTER INTERNATIONAL INC.)

                         NOTES TO FINANCIAL STATEMENTS

1.  NATURE OF ENTITY AND BASIS OF PRESENTATION

The Sure-Med Division of Baxter Healthcare Corporation (the Business) is a division of Baxter Healthcare Corporation (Baxter), which is in turn a subsidiary of Baxter International Inc. (BII or Parent). The Business is principally engaged in the development, manufacturing, marketing and distribution of an automated distribution system designed to control the dispensing of narcotics, medications and supplies in both hospital and alternate site settings. The Business operates mainly in the domestic market, but does sell some of its products through related parties into certain international markets, principally Canada and Western Europe. Historically, the Business had no separate legal status. The accompanying financial statements have been prepared from the historical accounting records as if the Business had operated as a separate entity.

The financial statements include all of the direct operating expenses of the Business and allocations of certain shared costs from Baxter and BII. Allocations are based on actual usage or other methods that approximate actual usage. Management believes that the allocation methods are reasonable. However, these allocations are not necessarily indicative of the costs and expenses that would have resulted if the Business had been operated as a separate entity. The financial statements also include the push down of the Parent's loss on disposal of the business (Notes 2 and 12).

2.  RESTATEMENT OF FINANCIAL RESULTS

In the course of reviewing certain customer contracts and related documents, the Business determined that it had made promises to customers to deliver specified software upgrades at future dates. In several cases, the software promise was determined to be a critical part of the arrangement with the customer. The existence of these software upgrade promises and their significance to the customer arrangements caused the Business to conclude that the software component of its product was more than incidental. Accordingly, the Business has determined that its revenues should be accounted for in accordance with the American Institute of Certified Public Accountant's Statement of Position 97-2 ("SOP 97-2"), "Software Revenue Recognition." The effects of applying SOP 97-2 on the financial statements were to defer revenues previously recorded associated with customer arrangements that included promises to deliver software and those when an installation effort remained as of the balance sheet date. The Business has restated its financial statements as of December 31, 1998 and deferred $8.8 million of revenues previously recognized in 1998. Additionally, the Business needed to adjust opening Investment by Parent for the effects of applying SOP 97-2 to prior periods. The effect on Investment by Parent at December 31, 1997 was a loss of approximately $2.8 million, which relates entirely to the application of SOP 97-2 to the year ended December 31, 1997.

In addition, the Parent determined that an impairment of capitalized software and certain other long-lived assets that arose as a result of the decision to sell the business should be reflected in these financial statements. Therefore, an impairment charge of $9.765 million has been reflected in the restated results of operations of the Business for the year ended December 31, 1998.

               SURE-MED DIVISION OF BAXTER HEALTHCARE CORPORATION

              (AN INDIRECT DIVISION OF BAXTER INTERNATIONAL INC.)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FINANCIAL STATEMENT PRESENTATION

The preparation of the financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates.

REVENUE RECOGNITION

Revenues are derived from the sales of automated distribution systems and subsequent maintenance agreements. The Business markets its systems for sale or for lease. Automated distribution system sales, which are accounted for in accordance with SOP 97-2, are recognized when the system has been shipped, all installation and training services have been provided, no additional performance obligations exist and collection of the resulting receivables are probable. The Business does not provide post-contract customer support. All leasing arrangements are sales-type leases and revenue is recognized when all of the above conditions are met and the non-cancelable lease term has commenced. Revenues from service agreements are recognized ratably over the related contract period.

Upon title transfer to the customer, the cost of inventory is reclassified to deferred costs associated with installations in process. Upon completion of installation and training services and performance of any other obligations, the associated deferred costs are relieved to cost of sales to be matched against the related sales revenue.

CASH

The Business has not maintained any cash accounts and all cash management activities have been performed by Baxter and BII.

ACCOUNTS RECEIVABLE

Accounts receivable are shown net of allowance for doubtful accounts of $278.

INVENTORIES

                                                                  AS OF
                                                               DECEMBER 31,
                                                                   1998
                                                              --------------
                                                              (in thousands)
Raw materials...............................................      $ 2,379
Finished products...........................................        8,673
                                                                  -------
Total gross inventories.....................................       11,052
Inventory reserves..........................................       (1,578)
                                                                  -------
Total net inventories.......................................      $ 9,474
                                                                  =======

Inventories are stated at the lower of cost (first-in, first-out method) or market value. Market value for raw materials is based on replacement costs and, for finished products, on net realizable value.

               SURE-MED DIVISION OF BAXTER HEALTHCARE CORPORATION

              (AN INDIRECT DIVISION OF BAXTER INTERNATIONAL INC.)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
DEFERRED COSTS ASSOCIATED WITH INSTALLATIONS IN PROCESS

Deferred costs associated with installations in process consists of inventory and installation costs related to inventory at customers' locations which is awaiting completion of installation, training or other performance obligations.

FIXED ASSETS

                                                                  AS OF
                                                               DECEMBER 31,
                                                                   1998
                                                              --------------
                                                              (in thousands)
Computer equipment..........................................      $ 1,702
Machinery and equipment.....................................          756
                                                                  -------
Total fixed assets, at cost.................................        2,458
Accumulated depreciation and other write-downs..............       (1,729)
                                                                  -------
Net fixed assets............................................      $   729
                                                                  =======

Fixed assets are carried at cost less accumulated depreciation and other writedowns (Note 2). Expenditures for repairs and maintenance are charged to expense as incurred and were not significant for 1998. Interest costs applicable to the construction of major projects are capitalized when material.

Depreciation is principally calculated on the straight-line method over the estimated useful lives of the related assets, which range from three to five years. Straight-line and accelerated methods of depreciation are used for income tax purposes.

Depreciation expense was $511 in 1998. Capitalized interest was not material in 1998.

LEASE ACCOUNTING

The Business offers lease financing to its customers under the terms of its standard five-year sales-type lease. Leases originated by the business result in the recognition of revenue (present value of lease payments, net of executory costs) and cost of sales (actual cost of automated distribution system), as well as the recording of unearned income (excess of gross receivable plus estimated residual value over the cost of the equipment). Consistent with the Business' revenue recognition policy and concurrent with lease initiation, all leases are automatically included in a pool of leases sold on a non-recourse basis to a third party financial institution under the terms of a rolling lease sale agreement administered by the Parent ("Lease Sale Program"). As a result of this arrangement, all leased receivable balances and associated unearned income amounts are reclassified from their original balance sheet classifications and reflected as net activity within Investment by Parent (Note 11). The Business retains all warranty obligations related to units sold under the Lease Sale Program. The amount of gross leased receivables sold under the Lease Sale Program were $10,870 for the year ended December 31, 1998.

               SURE-MED DIVISION OF BAXTER HEALTHCARE CORPORATION

              (AN INDIRECT DIVISION OF BAXTER INTERNATIONAL INC.)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
WARRANTIES

Estimated future warranty obligations related to products sold or leased are provided by charges to operations in the period of product sale or lease inception. The standard warranty period for products sold or leased is one year and five years, respectively. The cost of warranty obligations is contractually capitated as part of an agreement with a third party.

SEGMENT INFORMATION

BII adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS No. 131) in 1998. This statement establishes standards for the reporting of information about operating segments in annual and interim financial statements. Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker(s) in deciding how to allocate resources and in assessing performance. SFAS No. 131 also requires disclosures about products and services, geographic areas and major customers. The adoption of SFAS No. 131 did not affect results of operations, financial position or the disclosure of segment information. Refer to Note 10 for the Business' segment information.

4.  TRANSACTIONS WITH RELATED PARTIES

A portion of the operations of the Business involves transactions with subsidiaries and divisions of BII.

A division of Baxter provides accounting, administrative and other services related to the business' sales-type leases with its customers. The Business is charged for such services at a rate which management believes approximates the market rate. As discussed in Note 3, Baxter sells substantially all of the Business' lease receivables to an independent third party.

In addition, the corporate headquarters of BII and the divisional headquarters of Baxter provide to the Business certain other accounting, tax, and administrative services. All significant expenses relating to such services are included in the financial statements of the Business.

The financial statements of the Business include expenses of $4,288 in 1998 for services provided by related parties.

5.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the company provides credit to customers in the health-care industry, performs credit evaluations of these customers and maintains reserves for potential credit losses which, when realized, have been within the range of management's allowance for doubtful accounts.

The carrying values of financial instruments approximate their fair values.

               SURE-MED DIVISION OF BAXTER HEALTHCARE CORPORATION

              (AN INDIRECT DIVISION OF BAXTER INTERNATIONAL INC.)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

6.  CUSTOMER DEPOSITS AND OTHER ACCRUED LIABILITIES

                                                                  AS OF
                                                               DECEMBER 31,
                                                                   1998
                                                              --------------
                                                              (in thousands)
Customer deposits...........................................      $10,612
                                                                  =======
Other current accrued liabilities:
  Employee compensation and withholdings....................          647
  Other.....................................................          585
                                                                  -------
Total.......................................................      $ 1,232
                                                                  =======

Customer deposits represents cash received from customers related to sales for which revenue is not yet eligible for recognition under the Business' revenue recognition policy.

7.  STOCK-BASED COMPENSATION PLANS

Certain employees of the Business participate in stock-based compensation plans sponsored by BII. Such plans principally include fixed stock option plans and an employee stock purchase plan. BII applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized by BII for its fixed stock option plans and its stock purchase plan. These plans are the sole responsibility of BII and, accordingly, no information is presented herein.

8.  RETIREMENT AND OTHER BENEFIT PROGRAMS

Substantially all of the employees of the Business are eligible to participate in BII's contributory defined contribution plan, non-contributory defined benefit pension plans and certain other postretirement benefit plans. These plans are the sole responsibility of BII and, accordingly, no information is presented herein related to those plans. Total expense recognized by the Business relating to these plans was $329 in 1998.

9.  INCOME TAXES

The results of the Business' operations are included in the consolidated tax return of BII. These financial statements do not reflect income tax benefit for 1998 or recent prior years in which losses were incurred. As instructed by its parent, the Business calculates its taxes as if it were filing its own return. On a separate return basis, the losses incurred in recent years through December 31, 1998 would have given rise to net operating loss carryforwards and related deferred tax assets. Due to the uncertainty of ultimate utilization of those carryforwards on a separate-return basis, the Business would have recorded valuation allowances for the full amounts of those deferred tax assets. The tax effects of other temporary differences that give rise to deferred tax assets and liabilities at December 31, 1998 were not material.

The Business, on a stand-alone basis, would have a net operating loss carryforward for federal income tax purposes of approximately $48,000 at December 31, 1998. However, since the Business has been included in the consolidated tax filings of BII, its prior losses have been utilized in the BII consolidated

               SURE-MED DIVISION OF BAXTER HEALTHCARE CORPORATION

              (AN INDIRECT DIVISION OF BAXTER INTERNATIONAL INC.)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

9.  INCOME TAXES (CONTINUED)
tax returns. As such, should the Business actually file separate tax returns in the future, no net operating losses would be available.

10.  SEGMENT INFORMATION

The Business operates in one segment, the pharmacy automation market, the activities and products of which are described in Note 1.

GEOGRAPHIC INFORMATION

The following geographic area data include net sales based on product shipment destination.

                                                                1998
                                                              --------
Net Sales
United States...............................................  $16,276
Other countries.............................................    1,102
                                                              -------
Consolidated totals.........................................  $17,378
                                                              =======

11.  INVESTMENT BY PARENT

Investment by Parent represents Baxter's ownership interest in the recorded net assets of the Business. All cash transactions with Baxter and BII are reflected in this amount. In addition, all intercompany expenses charged from the Parent are not expected to be settled and, therefore, while recorded as expenses in the appropriate period, have been considered additional contributions from the Parent. The Business has not been charged interest on any investments made by the Parent other than those amounts capitalized into fixed assets as disclosed in Note 2. A summary of the activity is as follows:

Balance at December 31, 1997................................  $ 38,485
Net loss....................................................   (20,510)
Leased receivable transfers, net of unearned income (Note
  3)........................................................    (8,910)
Other net intercompany activity.............................    17,710
                                                              --------
Balance at December 31, 1998................................  $ 26,775
                                                              ========

12.  SUBSEQUENT EVENTS

In January 1999, Baxter finalized the terms of its sale of certain assets of the Business to Omnicell Technologies (Omnicell) for proceeds that were finalized in December of 1999 of $2.1 million in cash and Omnicell's note payable of approximately $8.0 million.

                                6,000,000 SHARES

                                 OMNICELL, INC.

                                  COMMON STOCK

                                     [LOGO]

                                ----------------

                                   PROSPECTUS
                                ----------------

Until August 31, 2001, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                           U.S. BANCORP PIPER JAFFRAY

                               CIBC WORLD MARKETS

                                    SG COWEN

                                 AUGUST 7, 2001